SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2007

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-_______
Enclosure: Shareholder materials for STMicroelectronics’ Annual General Meeting of Shareholders (“AGM”) of April 26, 2007, including: (i) AGM Agenda; (ii) Statutory Annual Report of STMicroelectronics N.V. (Dutch holding company) for the year ended December 31, 2006 (IFRS); (iii) Proposed AGM Resolutions; (iv) Proposed Supervisory Board Member Data Forms; (v) Proxy Forms and Instruction Cards; and (vi) Proposed Amendments to the Articles of Association.

STMicroelectronics
Annual General Meeting of Shareholders
2007
Agenda
Annual General Meeting of Shareholders (“AGM”) of STMicroelectronics N.V.,
established in Amsterdam, the Netherlands, to be held on April 26, 2007 at 10.30
a.m. at the Pulitzer Hotel, Amsterdam, the Netherlands.
1.	Call to order and opening

2.	Report of our Managing Board on the 2006 financial year and discussion thereof

3.	Report of our Supervisory Board on the 2006 financial year and discussion thereof

4.
a.	Discussion on and adoption of our statutory annual accounts for the 2006 financial year.

b.	Adoption of a dividend of US $0.30 per ordinary share

c.	Discharge of the sole member of our Managing Board

d.	Discharge of the members of our Supervisory Board
5.	Appointment of two members of our Supervisory Board

6.	Approval of the modification of the Stock-Based Compensation Plan for the members and professionals of our Supervisory Board

7.	Approval of the stock-based portion of the compensation of our President and CEO

8.	Delegation to our Supervisory Board, for five years as of our 2007 AGM, of the authority to issue new shares, to grant rights to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights

9.	Authorization to our Managing Board, for eighteen months as of our 2007 AGM, to repurchase our shares, subject to the approval of our Supervisory Board

10.	Amendment to our Articles of Association[1]

11.	Question time

12.	Close
Copies of our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, the personal data of the proposed members of our Supervisory Board as referred to in section 2:142 subsection 3 of the Dutch Civil Code, the draft deed of amendment to our Articles of Association, including an unofficial English translation thereof, and other information included pursuant to law and the proposed resolutions (including shareholders” information) will be deposited for inspection by our shareholders and other persons entitled to attend the meeting at the offices of the Company at Schiphol Airport as of March 29, 2007 up to and including the date of the meeting. The documents are also available on our website www.st.com.

[1]	With respect to this item the meeting shall also be considered as a meeting of holders of ordinary shares

STMicroelectronics
ST Mission: to offer strategic independence to our
partners worldwide, as a profitable and viable
broad range semiconductor supplier.

STMICROELECTRONICS N.V.
STATUTORY ANNUAL REPORT
DECEMBER 31, 2006

STMICROELECTRONICS N.V.
STATUTORY ANNUAL REPORT
DECEMBER 31, 2006

THIS 2006 STATUTORY ANNUAL REPORT HAS BEEN APPROVED FOR PRESENTATION TO THE STMICROELECTRONICS ANNUAL GENERAL MEETING OF SHAREHOLDERS AND DULY SIGND ON MARCH THE 20TH 2007 BY:

THE MANAGING BOARD

/s/
• Carlo Bozotti

THE SUPERVISORY BOARD

/s/
• Gérald Arbola

/s/
• Bruno Steve

/s/
• Tom de Waard

/s/
• Matteo del Fante

/s/
• Douglas Dunn

/s/
• Didier Lamouche

/s/
• Didier Lombard

/s/
• Antonino Turicchi

/s/
• Robert M. White

THE MANAGING BOARD IN 2006
Carlo Bozotti (1952)
President and Chief Executive Officer, serving as the Sole Member of the Managing Board upon his appointment at the 2005 annual general meeting of shareholders held on March 18, 2005.
Italian nationality

THE SUPERVISORY BOARD IN 2006
Gérald Arbola (1948) — Chairman
First appointed 2004
Managing Director of Areva S.A.
Current term expires at the 2008 AGM
French nationality
Bruno Steve (1941) — Vice Chairman
First appointed 1989
Former Managing Director of Finmeccanica
Current term expires at the 2008 AGM
Italian nationality
Tom de Waard (1946)
First appointed 1998
Partner of Clifford Chance
Current term expires at the 2008 AGM
Dutch nationality
Matteo del Fante (1966)
First appointed 2005
Chief Financial Officer of Cassa Depositi e Prestiti S.p.A. in Rome
Current term expires at the 2008 AGM
Italian nationality
Douglas Dunn (1944)
First appointed 2001
Chairman of the Board of Directors of ARM Holdings plc
Current term expires at the 2009 AGM
British nationality
Francis Gavois (1935)
First appointed 1998
Former Chairman of the Board of Directors and Chief Executive Officer of Banque
Française du Commerce Extérieur (BFCE)
Term expired at the 2006 AGM
French nationality
Didier Lamouche (1959)
First appointed in 2006
Chairman and CEO of Groupe Bull
Current term expires at the 2009 AGM
French nationality
Didier Lombard (1941)
First appointed 2004
Chairman and Chief Executive Officer of France Telecom
Current term expires at the 2008 AGM
French nationality

Antonino Turicchi (1965)
First appointed 2005
Managing Director of Cassa Depositi e Prestiti S.p.A. in Rome
Current term expires at the 2008 AGM
Italian nationality
Robert M. White (1938)
First appointed 1996
University Professor Emeritus Carnegie Mellon University
Current term expires at the 2007 AGM
American nationality

REPORT OF THE SUPERVISORY BOARD
The supervision of the policies and actions of the Managing Board is entrusted to the Supervisory Board, which, in the two-tier corporate structure under Dutch law, is a separate body and fully independent of the Managing Board. This independence is also reflected in the requirement that members of the Supervisory Board be neither a member of the Managing Board nor an employee of the Company. In fulfilling their duties under Dutch law, our Supervisory Board members serve the best interests of all the Company’s shareholders, as well as those of our business. The Supervisory Board supervises and advises the Managing Board in performing its management tasks and setting the direction of the Company’s affairs and business. The members of the Supervisory Board are carefully selected on the basis of their combined expertise, their knowledge of the Company and its affairs, and of the business in which we operate. The Supervisory Board is empowered to recommend to the general meeting of shareholders persons to be appointed as members of the Supervisory Board or of the Managing Board. According to Article 16 paragraph 1 sub (i) of the Company’s articles of association, certain management decisions, including our pluri-annual plans and budget, require the approval of the Supervisory Board. The Supervisory Board through its various committees including the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee which all report to it, further supervises the structure and management of systems of internal business controls and the financial reporting process. It determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the general meeting of shareholders. The activities of the Supervisory Board Committees are described in this report.
As in prior years, the Supervisory Board discussed developments in the area of corporate governance in 2006. Furthermore, the Supervisory Board discussed the implementation of section 404 of the US Sarbanes-Oxley Act and its requirements regarding assessment, review and monitoring of internal controls over financial reporting.
Meetings and activities of the Supervisory Board
The Supervisory Board met 11 times in the course of 2006, including meetings by telephone conference; as outlined by the table below, all of its members who were in office during the full year participated in 7 or more of these meetings. The sole member of the Managing Board, President and Chief Executive Officer (“CEO”) assisted by the Chief Operating Officer (“COO”), our Chief Financial Officer (“CFO”) and our Director of Strategy were also present at the meetings of the Supervisory Board except when they discussed the composition, functioning and remuneration of the Managing Board. On several occasions other members of the executive management team gave presentations on their area of business to the Supervisory Board.

					Nominating
					and Corporate
Number of meetings	Full	Compensation	Strategic	Audit	Governance	Ad hoc
attended in 2006(1)	Board	Committee	Committee	Committee	Committee	Committee
Gérald Arbola	11	5	4	—	8	1
Matteo del Fante(3)	11	—	—	13	—	3
Tom de Waard	11	5	—	14	8	3
Douglas Dunn	7	—	—	5	—	—
Francis Gavois(2)(3)	4	—	—	6	—	3
Didier Lamouche(2)(3)(4)	7	—	—	4	—	—
Didier Lombard	8	5	4	—	—	—
Bruno Steve	11	6	4	—	7	—
Antonino Turicchi	11	6	4	—	7	—
Robert M. White	10	—	4	13	—	—

(1)	Includes meetings attended by way of conference call.

(2)	Mr. Francis Gavois, who was a Supervisory Board member until the 2006 annual general meeting of shareholders on April 27, 2006, was replaced by Mr. Didier Lamouche immediately following the annual general meeting of shareholders.

(3)	Appointed as non-voting observer to Audit Committee.

(4)	Mr. Lamouche’s total attendance of seven Supervisory Board meetings includes two meetings in which he was represented by Mr. Arbola.
The remuneration of the Supervisory Board members is described in Notes 16 and 31 to the Company’s 2006 Consolidated Financial Statements.
Biographies of the Supervisory Board members are available in Annex 1 of this Supervisory Board Report as well as on the Company’s website.
In 2006, the Supervisory Board’s activities included, inter alia:
•	Approval of the Company’s consolidated accounts, profit and loss accounts, balance sheet and cash-flow statement in U.S. GAAP as published quarterly by the management, including review and approval of the associated press release.

•	Approval of the Company’s 2005 statutory annual accounts under IFRS.

•	Approval of the proposal to appoint members to the Supervisory Board as submitted to our 2006 annual general meeting of shareholders, as well as the appointment of members for the Committees of the Supervisory Board.

•	Approval of the amount and final conditions for the Company’s 2016 Convertible Bond Offering and resolution upon the issuance of the number of shares to serve the relevant conversion. Approval of the amount, terms and conditions of the 2013 Senior Bond Offering, issued by a new finance subsidiary and guaranteed by the Company.

•	Approval of the amendment to the Supervisory Board Stock-Based Compensation Plan.

•	Approval of the compensation policy for Mr. Carlo Bozotti as sole member of the Managing Board, President and CEO and Mr. Alain Dutheil as COO, outside the presence of Mr. Bozotti and Mr. Dutheil and pursuant to the Compensation Policy as approved by the general meeting of shareholders.

Review of the CEO and COO performance in 2006 with respect to the defined performance criteria, outside the presence of Mr. Bozotti and Mr. Dutheil.

•	Approval of the terms and conditions of the Key Employee Unvested Stock Award Plan for 2006 (the “Employee Plan”), pursuant to an authorization granted by the 2006 annual general meeting of shareholders; such terms and conditions also included, upon the recommendation of the Compensation Committee, certain changes concerning the rights of beneficiaries in the event of termination of employment by the Company for reasons not attributable to personal performance, as well as upon change of control.

•	Approval of the amount of unvested stock awards to be granted to the CEO, subject to shareholder approval, and to the COO, and delegation to the Compensation Committee of the power to (i) approve the list of other beneficiaries under the Employee Plan upon the proposal of the Managing Board and (ii) to grant to the Managing Board the right to make exceptional awards to key employees under the “Employee Plan”.

•	Approval of the conditions linked to the Company’s performance in sales, operating income and return on net assets, which condition the vesting of unvested stock awards granted under the Employee Plan, to the CEO, COO and other key employees.

•	Approval of the Company’s decision to terminate the Option Agreement with STMicroelectronics Holding II B.V. and to set up an independent foundation, Stichting Continuïteit ST, to offer protection to the Company against actions considered hostile by the Managing Board and the Supervisory Board, such as a creeping acquisition or an unsolicited offer on the Company’s ordinary shares, which are unsupported by the Managing Board and the Supervisory Board and which the board of the foundation determines would be contrary to the interests of the Company, its shareholders or other stakeholders, all in accordance with the provisions of Dutch law.

•	Approval of entering into an option agreement with Stichting Continuïteit ST, to replace a substantially similar option agreement dated May 31, 1999, as amended, between the Company and STMicroelectronics Holding II B.V.

•	Review of the Company’s long-term strategy and business prospects, and approval of the general guidelines as well as of the Company’s 2007 Budget.

•	Review of the plans and progress of the Company in the area of Research and Development (“R&D”) effectiveness and Key Projects.

•	Review of the proposals by the Nominating and Corporate Governance Committee regarding nominations for a new Supervisory Board member.

•	Review outside the presence of management of the functioning of the Supervisory Board and its individual members and discussion of the conclusions including the conclusions as regards the independence of the Supervisory Board members.

Furthermore, in 2006, the Supervisory Board, mandated the Audit Committee under the responsibility of its Chairman, to fully investigate the fraud which had occurred in the Company’s treasury department when under the responsibility of the Company’s former treasurer who retired at the end of 2005, and which had led the Managing Board to file a criminal complaint with the Public Prosecutor in Lugano. The Supervisory Board noted that the fraudulent transactions did not have a material impact on the Company’s previously published financial statements. It also endorsed the changes in the Company’s treasury department, and enhanced internal control of treasury activities designed to prevent the occurrence of similar actions in the future.
Finally, the Supervisory Board devoted significant time to review the strategy, the market, business and financial risks and challenges of the Company. Such review was conducted in part by the Strategic Committee which monitored the new developments in the semiconductor market, evaluating both opportunities as presented by the CEO to strengthen the Company’s product offerings and portfolio and options for best securing the future of the Company’s flash memory business. These led in December 2006 to the Company’s decision to set up a new Flash Memory Group which incorporates all Flash Memory Operations, including R&D and product related activities, front and back end manufacturing, marketing and sales.
The Audit Committee as part of its quarterly review also considered a report by the Company management on its key business risks.
The Supervisory Board’s committees were indeed very active in 2006.
Compensation Committee
The Compensation Committee, whose current members are Messrs. Arbola (Chairman), Steve, Turicchi, Lombard and de Waard, met six times in 2006.
The Compensation Committee specifically reviewed and approved the Company’s Managing Board compensation policy and the compensation package of the President and CEO for the year 2006, and proposed to the 2006 AGM, which approved it, the compensation policy for the President, CEO and sole member of the Managing Board.
At the beginning of 2006, the Compensation Committee reviewed the 2005 performance of the President and CEO in light of objectives and bonus eligibility criteria, and proposed to the Supervisory Board the adoption of the bonus for the President and CEO for his performance in 2005. In March 2006, the Compensation Committee fixed the eligibility criteria for the President and CEO to receive a bonus for his performance during 2006, which are based on the Company’s commercial, financial and market performances over the course of such fiscal year.
Consequently, the remuneration of the sole member of the Managing Board, President and CEO of the Company, comprises:
•	A base salary originally fixed at US$100,000 but paid in euros, as remuneration for the position of sole member of the Managing Board.

•	A base salary originally fixed at US$600,000 but paid in Swiss francs as the remuneration for the position of President and CEO. Such base remuneration is completed by:

o	A bonus which may reach up to 150% of the total base salary of US$700,000 subject to the realization of certain conditions fixed by the Compensation Committee, and approved by the Supervisory Board relating to the Company’s financial business and R&D performances.

o	A stock award which offers to the President and CEO the right to receive up to 100,000 free shares, pursuant to the 2006 Employee Stock Based Compensation Plan for Key Employees approved by the general meeting of shareholders. The vesting of the unvested stock awards granted under such Plan is conditional upon certain predetermined performance criteria fixed by the Compensation Committee having been met, and continued presence with us. The predetermined performance criteria concerned Company revenues, operating income, and return on net assets.
The President and CEO further benefits from a pension plan that was granted in line with the pension benefits granted to all employees of ST in Switzerland, of which the Compensation Committee has been informed, and will be a beneficiary under a supplementary pension plan for the President and CEO and other top executive management as approved by the Supervisory Board in February 2006.
The sole member of the Managing Board, President and CEO, like the members of the Supervisory Board do not benefit from any loans or guarantees granted by the Company.
The Compensation Committee also proposed to the Supervisory Board:
•	An amendment to the Supervisory Board Stock-Based Compensation Plan to clarify that if a beneficiary ceases to be a member or professional of the Supervisory Board, other than in case of voluntary resignation or dismissal for cause, the beneficiary is entitled to exercise the option rights within the duration of the Plan.

•	The approval of the Unvested Stock Award Plan for Key Employees, including an amendment to provide for (i) continued vesting rights after termination of an employee’s contract by the Company for reasons not attributable to such employee’s behavior, performance or actions and (ii) accelerated vesting in the event of change of control.
In 2006, the Compensation Committee granted to members of the Supervisory Board and professionals options to purchase Company shares at their nominal value pursuant to the three-year stock-based compensation plan for the Supervisory Board members and professionals approved by the 2006 annual general meeting of shareholders.
Furthermore, in 2006, the Compensation Committee proposed to the Supervisory Board to maintain the same compensation for Supervisory Board members as was fixed at the 2005 annual general meeting of shareholders.
For 2007, the Compensation Committee based on a benchmark of comparable companies performed by a leading consultant, proposed to the Supervisory Board to maintain the compensation of Supervisory Board members and professionals in 2007, but to fix at 15,000 the number of stock options authorizing the subscription of shares in the Company’s share capital at their nominal value awarded to Supervisory Board members and to fix at 7,500 the number of stock options authorizing the subscription of shares in the Company’s share capital at their nominal value awarded to professionals of the Supervisory Board.

The reports of the Compensation Committee on these subjects were presented from time to time and discussed by the Supervisory Board as a whole.
Strategic Committee
The Strategic Committee, whose current members are Messrs. Arbola (Chairman), Steve, Turicchi, Lombard and White, met four times in 2006, in the presence of the CEO, the COO, the Director of Strategy and the CFO. Among its main activities, the Strategic Committee reviewed the Company’s long-term plans and prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible acquisitions, combinations or joint ventures, as well as the market and business risks faced by the Company as presented by management.
In 2006, the Strategic Committee monitored the Company’s plans for the Flash memory business, which lead to the announcement in December 2006 of the strategic repositioning of such activities and the creation of a new Flash Memories Group.
The Strategic Committee also was consulted on various other matters.
The reports of the Strategic Committee were presented from time to time and discussed by the Supervisory Board as a whole.
Audit Committee
The current members of the Audit Committee are Messrs. de Waard (Chairman), Dunn and White and the current non-voting observers are Messrs. del Fante and Lamouche. The Audit Committee met 14 times during 2006 and operated in accordance with its Charter published on the Company’s website. At many of these meetings, the Audit Committee received presentations on current financial and accounting issues and had the opportunity to interview the President and CEO, the CFO, the General Counsel and external and internal auditors. On several occasions, the Audit Committee met with outside U.S. legal counsel, who explained and analyzed actions required by the new NYSE’s final and amended corporate governance rules and the Sarbanes-Oxley Act. In addition, the Audit Committee regularly discussed the progress of implementation of internal controls over financial reporting and reviewed management’s conclusions as to the adequacy and appropriateness of internal controls, including the progress of the Company with Section 404 of the Sarbanes Oxley Act.
At the end of each quarter, prior to each Supervisory Board meeting to approve the results and quarterly earnings press release which are published by the Company with reference to US GAAP General Accounting Standards, the Audit Committee reviewed the interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed the quarterly “Operating and Financial Review and Prospects” and the interim Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act).
The Audit Committee also reviewed the annual Consolidated Financial Statements under U.S. GAAP for the year ended December 31, 2006 and the associated press release published on January 23, 2007 as well as the Company’s 2006 Annual Report on Form 20-F as filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2007.

In its 2006 meetings, the Audit Committee reviewed periodically matters relating to accounting policies and compliance with accounting standards. Compliance with statutory and legal requirements and regulations, particularly in the financial domain, was also reviewed. Important findings and identified risks were examined thoroughly in order to allow appropriate measures to be taken. With regard to the internal audit, the Audit Committee reviewed the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of the external audit, as well as the staffing, independence and organizational structure of the internal audit function and held separate meetings with the head of Internal Audit and the Company’s Auditors. With regard to the external audit, the Audit Committee reviewed the proposed audit scope, approach and fees, the independence of the external auditors, their performance, non-audit services provided by the external auditors. The Audit Committee also considered the report of the external auditors with respect to the annual financial statements and advised on the Supervisory Board’s statement to shareholders in the annual accounts.
The Audit Committee also performed its annual self-assessment and reviewed and updated its Charter to reflect its duties in relation to internal and external auditors.
The Audit Committee reviewed the Company’s 2006 statutory annual accounts using IFRS accounting principles which have been drawn up by management examined and audited by PricewaterhouseCoopers Accountants N.V., and proposed such accounts for the approval of the Supervisory Board.
The Audit Committee noted that such accounts contain significant differences to the accounts published by the Company using U.S. Generally Accepted Accounting Principles, as contained in the Annual Report on Form 20-F filed by the Company with the SEC on March 14, 2007, and approved the intention of management to continue to use U.S. GAAP as its primary reporting standard to ensure continuity and consistency in its financial reporting.
After discovery of a fraud by the Company’s former treasurer, which led the Company to file a criminal complaint with the Prosecutor in Lugano, the Audit Committee selected, with the approval of the Supervisory Board, an independent US law firm to conduct an independent investigation into treasury management procedures and controls designed to ensure that the wrong doings were limited to the Company’s former treasurer and that the necessary procedures and controls were in place to prevent the repetition of such occurrence. Such investigation has led to an in-depth review of the Company’s procedures and several meetings of the independent investigators, the audit committee and the auditors outside the presence of the management.
The reports of the Audit Committee on these subjects were presented from time to time and discussed by the Supervisory Board as a whole.
Nominating and Corporate Governance Committee
The current members of the Nominating and Corporate Governance Committee are Messrs. de Waard (Chairman) Arbola, Steve and Turicchi. In 2006, the Nominating and Corporate Governance Committee met two times before the 2006 annual general meeting of shareholders and five times after the 2006 annual general meeting of shareholders.
The Nominating and Corporate Governance Committee reviewed the desired profile, competence, structure and composition of the Supervisory Board in general and in view of the pending expiration of the term of Mr. White. The report of the Nominating and Corporate

Governance Committee was presented to and discussed in the Supervisory Board. The Nominating and Corporate Governance Committee met to evaluate the profiles of candidates, appointed a leading consultant to search for candidates corresponding to the selected profile, and examined proposals to fill the position up for renewal at the 2007 annual general meeting of shareholders.
In addition, on March 19, 2007, Mr. Turicchi communicated his resignation from his position on the Supervisory Board with effect as of the next annual general shareholders meeting, due to the increasing and significant time being required to perform his duties as Managing Director of Cassa Depositi e Prestiti. The Nominating and Corporate Governance Committee, therefore, considered possible candidates to fill the additional vacancy that would arise from Mr Turicchi’s resignation.
In this respect, the Nominating and Corporate Governance Committee advised the Supervisory Board on recommendations for the appointment of two new members of the Supervisory Board, to be submitted for approval at the annual general meeting of shareholders, to replace Messrs. White and Turicchi.
The Nominating and Corporate Governance Committee also evaluated the validity and enforceability of the Option Agreement relating to the Company’s preference shares, met with Dutch lawyers and designated individuals to discuss the organization and set-up of an independent Dutch foundation or Stichting, which has been set up to take over the rights and obligations of STMicroelectronics Holding II B.V. pursuant to the Option Agreement between the Company and STMicroelectronics Holding II B.V. relating to the preference shares.
The reports of the Nominating and Corporate Governance Committee on these subjects were presented from time to time and discussed by the Supervisory Board as a whole.
Ad Hoc Committees
In the course of 2006, the Supervisory Board set up two ad hoc committees. The first comprised of Messrs. del Fante, Gavois and de Waard met three times to review and approve the conditions relating to the Company’s refinancing which occurred in the first quarter of 2006 and involved the issue of new Convertible Bonds and Senior Debt.
The second comprised of Messrs. Arbola and Steve, Chairman and Vice Chairman of the Supervisory Board met with the board members of Stichting Continuïteit ST before their appointment.
Proposed Supervisory Board Member Appointments
Pursuant to extensive research conducted by the Nominating and Corporate Governance Committee, on March 19, 2007, the Nominating and Corporate Governance Committee submitted its report to the Supervisory Board, identifying a candidate for the Supervisory Board position up for renewal at the 2007 annual general meeting of shareholders. In addition, the Nominating and Corporate Governance Committee recommended a candidate to fill the additional vacancy that would be created as a result of the resignation of Mr. Turicchi.
In view of the recommendations made by the Nominating and Corporate Governance Committee, the Supervisory Board proposes to the general meeting of shareholders the appointment for a three-year term, until the 2010 annual general meeting of shareholders, of Mr. Ray Bingham and Mr. Alessandro Ovi as new members of the Supervisory Board in replacement of Mr. Robert White and Mr. Antonino Turicchi.
Mr. Ray Bingham was selected based on his international experience in management functions for international technology companies, pursuant to the criteria established by the Supervisory Board as set out in the Company’s Corporate Governance Charter. Mr. Alessandro Ovi, who served as Supervisory Board member of the Company for several years until the 2005 annual general meeting of shareholders, was proposed due to his valued expertise in the semiconductor industry and the Company.
The Supervisory Board wishes to warmly thank Mr. Robert White for his significant contributions to the works of the Supervisory Board, and in particular its Audit Committee since his appointment in 1996. The Supervisory Board also expresses its gratitude to Mr. Antonino Turicchi for his valued contributions and expertise to the discussions of the Supervisory Board and its committees.
Proposed 2007 Cash Dividend and Retained Earnings and Dividend Policy
Upon the proposal of the Managing Board, the Supervisory Board decided to recommend to the 2007 annual general meeting of shareholders a cash dividend of $0.30 per share, representing an increase of 150% with respect to last year cash dividend distribution.
This recommendation is consistent with the Company’s dividend policy as communicated and discussed at the 2005 annual general meeting of shareholders whereby:
a)	The Company seeks to use its available cash in order to develop and enhance its position in the very capital-intensive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in the Company;

b)	Based on its annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of its earnings involving whenever deemed possible and desirable in line with the Company’s objectives and financial situation, the distribution of a cash dividend; and

c)	The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.
Financial Statements 2006
The financial statements of the Company for 2006, as presented by the Managing Board have been audited by PricewaterhouseCoopers Accountants N.V., independent auditors. Their report has been included in the Other Information section of this Annual Report. We have approved the financial statements for submission to the annual general meeting of shareholders.

Resolutions submitted to the 2007 annual general meeting of shareholders
As in the past, the Supervisory Board has prepared with the Managing Board, the resolutions to be submitted for adoption at the Company’s annual general meeting of shareholders to be held on April 26, 2007 in Amsterdam, the Netherlands. The text of the proposed resolutions and shareholder information is available on the Company’s website. Except as stated below, the resolutions are in line with the resolutions presented for shareholder adoption at prior annual general meetings of shareholders. The Supervisory Board Report proposes also to refer to the commentaries contained in the “proposed resolutions and shareholder information” published on the Company’s website.
Upon the proposal of its Compensation Committee and based on a benchmark of the practices of similar international companies, the Supervisory Board is proposing to increase the stock-based portion of the remuneration offered to its members, in order to attract and retain suitable candidates for this demanding position in a multinational environment and to modify accordingly the three year stock-based compensation plan for members and professionals of the Supervisory Board approved by the 2005 annual general meeting.
Upon the proposal of the Managing Board, the Supervisory Board is proposing to authorize the Managing Board with the prior approval of the Supervisory Board to repurchase shares, when such repurchase shall be considered as being in the best interest of the Company’s shareholders and other stakeholders, for creating long-term value.
Pursuant to changes in Dutch Law following the implementation of the Thirteenth EU Directives on public takeovers and other anticipated changes in Dutch legislation which will become effective in the near future, the Supervisory Board is proposing to update the Company’s articles of association, as regards:
i)	The power of the general meeting of shareholders to reduce the issued share capital, and to fix the modalities of repayment for preference shares;

ii)	The rules regarding the allocation of profits to the holders of preference shares if and when issued;

iii)	The power of the Managing Board and Supervisory Board to set a registration date for determining who shall be authorized to attend the Company’s general meetings of shareholders as well as to authorize shareholders entitled to vote and other persons entitled to vote at general meetings of shareholders to vote by electronic means of communication within a period prior to the general meeting of shareholders;

iv)	The authorized use of electronic means of communications, including electronic voting, and webcasts of proceedings at a general meeting of shareholders, subject to decision by the Managing Board and approval of the Supervisory Board; and

v)	The rules relating to the preparation period and time of publication of the statutory annual accounts, the annual report, the statement of the Company’s external accountant as well as all other financial documents which must be made generally available together with the statutory annual accounts pursuant to a statutory obligation.

Conclusion
Finally, the Supervisory Board, in conjunction with the Managing Board, prepared the agenda for the upcoming 2007 annual general meeting of shareholders. The Supervisory Board also voted on March 20, 2007 to adopt this report and recommend for adoption of the proposed resolutions. The agenda, proposed resolutions and other information regarding the upcoming 2007 annual general meeting of shareholders are available on the Company’s website and in print to any shareholder upon request.
Approved by the Supervisory Board on March 20, 2007.

ANNEX 1
Current members of the Company’s Supervisory Board
Gérald Arbola was appointed to our Supervisory Board at the 2004 annual shareholders’ meeting and was reelected at the 2005 annual shareholders’ meeting. Mr. Arbola was appointed the Chairman of our Supervisory Board on March 18, 2005. Mr. Arbola previously served as Vice Chairman of our Supervisory Board from April 23, 2004 until March 18, 2005. Mr. Arbola is also Chairman of our Supervisory Board’s Compensation Committee and Strategic Committee, and serves on its Nominating and Corporate Governance Committee. Mr. Arbola is now Managing Director of Areva S.A., where he had also served as Chief Financial Officer, and is a member of the Executive Board of Areva since his appointment on July 3, 2001. Mr. Arbola joined the Cogema group in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of Cogema in 1992. He was appointed as a member of the executive committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is currently a member of the boards of directors of Cogema, Framatome ANP, Areva T&D Holdings and Chairman of Areva Finance Gestion S.A. and Cogerap. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics. Mr. Arbola is the Chairman of the Board of Directors of FT1CI and was the Chairman until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder.
Bruno Steve has been a member of our Supervisory Board since 1989 and was appointed Vice Chairman of our Supervisory Board on March 18, 2005, and previously served as Chairman of our Supervisory Board from March 27, 2002 through March 18, 2005, from July 1990 through March 1993, and from June 1996 until May 1999. He also served as Vice Chairman of the Supervisory Board from 1989 to July 1990 and from May 1999 through March 2002. Mr. Steve serves on our Supervisory Board’s Compensation Committee as well as on its Nominating and Corporate Governance and Strategic Committees. He was with Istituto per la Ricostruzione Industriale-IRI S.p.A. (“IRI”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of Statutory Auditors of Selex S. & A. S. S.p.A., Chairman of Surveillance Body of Selex S. & A. S. S.p.A and member of Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.
Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard was appointed Chairman of the Audit Committee by the Supervisory Board in 1999 and Chairman of the Nominating and Corporate Governance Committee in 2004 and 2005, respectively. He also serves on our Supervisory Board’s Compensation Committee. Mr. de Waard has been a partner of Clifford Chance, a leading international law firm, since March 2000 and was the Managing Partner of Clifford Chance Amsterdam office from May 1, 2002 until May 1, 2005. From January 1, 2005 until January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance. He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is a member of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and of its audit and nominating committees. He is also chairman of BESI’s compensation committee. Mr. de Waard is a member of the board of the foundation “Stichting Sport en Zaken”.
Matteo del Fante was appointed to our Supervisory Board at our 2005 annual shareholders’ meeting. Mr. del Fante is also a non-voting observer on its Audit Committee. Mr. del Fante has served as the Chief Financial Officer of CDP in Rome since the end of 2003. Prior to joining CDP, Mr. del Fante held several positions at JPMorgan Chase in London, England, where he became Managing Director in 1999. During his 13 years with JPMorgan Chase, Mr. del Fante worked with large European clients on strategic and financial operations. Mr. del Fante obtained his degree in Economics and Finance from Università Bocconi in Milan in 1992, and followed graduate specialization courses at New York University’s Stern Business School. Mr. del Fante was the Vice Chairman until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder.
Douglas Dunn has been a member of our Supervisory Board since 2001. He is a member of its Audit Committee since such date. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired effective October 1, 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips-LG LCD (Korea), TomTom N.V. (Netherlands) and OMI, a privately-held company (Ireland), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the audit committees of ARM Holdings plc, SOITEC and TomTom N.V. In 2005, Mr. Dunn resigned from his position as a non-executive director on the board of Sendo plc (United Kingdom). Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he held various positions at Plessey Semiconductors.
Didier Lamouche has been a member of our Supervisory Board since 2006. Mr. Lamouche is currently a non-voting observer on the Audit Committee of our Supervisory Board. Mr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semi-conductor technology. He has 25 years experience in the semiconductor industry. Mr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turn around and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as a CEO for four years. From 2003 to end 2004, Mr. Lamouche joined back IBM as Vice-President for WorldWide Semiconductor Operations, based in New York (United States). Since December 2004, Mr. Lamouche has been the Chairman and CEO of Groupe Bull, a France-based global company operating in the IT sector. He is also a member of the Board of Directors of CAMECA and SOITEC.

Didier Lombard was first appointed to our Supervisory Board at the 2004 annual shareholders’ meeting and was reelected at our 2005 annual shareholders’ meeting. He serves on the Compensation and Strategic Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as Ambassador at large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard also spent several years as Ambassador in charge of foreign investment in France. Mr. Lombard is also Chairman of the Board of Directors of Orange and a member of the Board of Directors of Thales and Thomson, one of our important customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.
Antonino Turicchi was appointed as a member of our Supervisory Board at our 2005 annual shareholders’ meeting. He serves on its Compensation and Strategic Committees. Mr. Turicchi earned a degree cum laude in Economics and Business from the University of Rome and, after receiving a scholarship from Istituto San Paolo di Torino, he attended the masters’ program in Economics at the University of Turin in 1991 and 1992. In 1993, he was awarded a grant from the European Social Fund to attend the masters’ program in International Finance and Foreign Trade. Mr. Turicchi has been Managing Director of CDP in Rome since June 2002. From 1994, Mr. Turicchi held positions with the Italian Ministry of the Treasury (now known as the Ministry of the Economy and Finance). In 1999, he was promoted to director responsible for conducting securitization operations and managing financial operations as part of the treasury’s debt management functions. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma, and from 2000 until 2003, he served on the board of EUR S.p.A.
Robert M. White has been a member of our Supervisory Board since 1996. He serves on its Strategic and Audit Committees. Mr. White is a University Professor Emeritus at Carnegie Mellon University and serves as a member of several corporate boards, including SGI Federal. He is a former director of Read-Rite Corporation, which filed for bankruptcy in July 2003. Mr. White is a member of the U.S. National Academy of Engineering and the recipient of the American Physical Society’s Pake Prize for research and technology management in 2004. From 1990 to 1993, Mr. White served as Under Secretary of Commerce for Technology in the United States government. Prior to 1990, Mr. White served in several key executive positions, including Principal Scientist for Xerox Corporation and Vice President and Chief Technology Officer for Control Data Corporation. He received a doctoral degree in Physics from Stanford University and graduated with a degree in physics from Massachusetts Institute of Technology.

REPORT OF THE MANAGING BOARD
Dear Shareholder,
In 2006, pursuing the initiatives launched last year, we have made significant headway in delivering on our most important business and strategic imperatives in our effort to strengthen and reshape ST into a stronger and more competitive industry leader.
•	Our product portfolio has continued to strengthen, and in 2006, with a sales growth of 11% year over year, we grew our market share, both with respect to the overall market which in 2006 grew by approximately 9%, and with respect to the market served by our products which grew by approximately 8% over 2005 levels.

•	Our capital intensity has decreased with our capex to sales ratio down to 15.6% in 2006 from over 20% just a few years ago. Furthermore last October we initiated a new target of 12% capex to sales ratio which we are seeking to achieve through a combination of a less capital intensive product portfolio, increased usage of foundries for non proprietary technologies and optimization of our manufacturing facilities.

•	Our NOR and NAND Flash Business has as from January 1, 2007 been organized into a stand alone segment, following initiatives launched in 2006, and we are moving ahead on creating a separate legal entity in connection with our strategic repositioning of this business.

•	Our net operating cash flow generated in 2006 reached $666 million as described in the Liquidity and Financial Position section of our Annual Report.
Our initiatives and resulting achievements have enabled us to realize our primary objectives for 2006: gaining market share while simultaneously improving financial performance in terms of return on assets and cash flow.
Financial Performance in 2006
US GAAP and Dutch Statutory annual report
Our results and performance for the purpose of this statutory report under Dutch law are presented using IFRS figures as required pursuant to European Commission regulation 1606/2002. Our results using IFRS differ significantly from our results as reported using US GAAP, in particular as concerns capitalization and amortization of development expenses required under IFRS and the accounting for compound financial instruments.
We would like to recall that our quarterly, semi-annual and annual financial results as presented to our investors and the general public, are Consolidated Financial Statements prepared under U.S. GAAP, which is the accounting standard we have used since our creation in 1987. We believe that the reference to U.S. GAAP in our financial reporting is particularly important in our industry and in the mind of our investors to ensure the comparability of our performance and results to those of our competitors, and to ensure the continuity in the reporting of our financial performance. Copies of our U.S. GAAP annual report, based on Form 20-F, quarterly releases and other information, can be obtained from our offices and are also available on ST’s website at www.st.com.

Full Year 2006 Results Highlights
We are approaching the $10 billion revenue milestone. Our net revenues for the year ended December 31, 2006 were $9.85 billion, representing an increase of about 11% compared to the $8.88 billion recorded in 2005. Year-over-year sales growth was driven by double-digit increases in wireless and industrial, with mid-single digit contributions from our automotive, computer and consumer segments.
Both gross and operating profit increased sharply. Gross profit increased 16% to $3.48 billion in 2006 compared to $3.00 billion in 2005. Operating profit more than doubled to $988 million, or 10.0% of net revenues, up from to $394 million in 2005 or 4.4% of net revenues in 2005.
R&D costs for 2006 were $ 1,388 million, or 14.1% of net revenues, compared to $1.411, or 15.9% of net revenues in 2005. R&D expenses are net of the development capitalization, which started in 2005. Selling, general and administrative (“SG&A”) expenses were $1,083 million or 11.0% of net revenues in 2006, compared to $1,069 million or 12.0% of net revenues in 2005. 2005 SG&A included $18 million in one-time compensation and pension charges, $47 million in charges related to the accelerated vesting of stock options and $5 million in other stock-based compensation costs. 2006 SG&A included $22 million in stock based compensation cost. The Company posted $68 million of impairment, restructuring charges, and other related closure costs in 2006, compared to $98 million in 2005.
Net profit attributable to the shareholders of the Company for 2006 increased significantly to $964 million, or $1.07 per diluted share. In the prior year, net profit attributable to the shareholders of the Company was $347 million, or $0.39 per diluted share.
For ST, the 2006 effective average exchange rate of the euro versus the U.S. dollar which reflects current exchange rate levels and the impact of certain hedging contracts was for the full year 2006 approximately $1.24 to €1, compared to approximately $1.28 to €1 in 2005. The effective exchange rate is calculated based upon average exchange rates during the year in combination with the impact of hedging contracts.
Net cash from operating activities increased by $703 million to $2.69 billion for 2006, compared to $1.98 billion in 2005. Capital expenditures, net of sales proceeds were $1,533 million in 2006 compared to $1,441 million in 2005. Net operating cash flow for 2006 was a record $666 million, compared to $270 million in 2005.
At December 31, 2006, our cash and cash equivalents, marketable securities, short term deposits and restricted cash equaled $2.9 billion. Total Financial Debt was $1.9. billion. Our net financial position improved by approximately $767 million in 2006 to $1,015 million, as described in the Liquidity and Financial Position section of our Annual Report. Shareholders equity stood at $10.1 billion at December 31, 2006.
Turning to 2007 we want to share our key business objectives by making certain forward looking statements which, we would remind you, are subject to certain risks and uncertainties, as highlighted in the Internal Control Section.

In 2007, we expect notwithstanding the tougher environment as the semiconductor market works through inventory in selected applications in the first half of 2007, to make further important progress in our ongoing key initiatives for sales expansion, new product introduction and asset leverage, which, we believe, will strengthen the Company’s market opportunities and financial position.
We are also currently budgeting about $1.2 billion for ST’s capital spending which is expected to further reduce the Company’s capex to sales ratio from the 2006 level.
Corporate Governance and Internal Controls
We confirm to our shareholders, and other stakeholders, that management at ST is committed to the highest standards on corporate governance and internal controls issues. We are continuing to review our processes, and we are planning in 2007 to launch a program of internal awareness on these issues. Our corporate strategy, and associated market, business, operational and financial risks is periodically discussed with our Supervisory Board and its Committees, in particular, the strategic committee and the audit committee. We consider these issues all the more relevant, that as a company subject to the laws of various jurisdictions which may in certain cases have conflicting requirements in terms of best practices, we need to ensure that our position on these important items is well communicated and understood. The sections on Corporate Governance and Internal Controls in our Annual Report describe our activities in these areas.
2006 Key Events
New Products Pipeline
Our key focus during 2006 was on developing new leading edge product which drive stronger gross margins, better operating margins and improved net results. As a leader in Wireless, Industrial and Automotive markets in addition to a number of other areas, we are currently introducing a wave of new products designed to reinforce our areas of product leadership and importantly, strengthen our financial performance.
From new digital consumer set top box product offerings to wireless connectivity solutions and system-on-a chip offerings in the data storage field, we have launched a focused R&D initiative, and in 2006 we pursued the redeployment of 1,000 R&D engineers to such areas, including; ,
•	In Wireless and consumer platforms, where multimedia convergence solutions are the driving force of silicon growth, and our customer relationships, product know-how and long standing presence play a key factor.

•	In computer peripherals, and more specifically for us, data storage and printers, where new applications are driving growing volumes, and

•	In Power applications, for the Automotive, Industrial, power supply and motor control fields where our technologies offer a perfect match to market needs and where our positioning and continued momentum in this segment are tied to our historical leadership in the analog market.

In 2006, we have designed a number of new products for the cellular communications market starting with our 3G digital baseband offerings, which we will begin shipping to a market leading customer during 2007 and pursuing with Nomadik, where we are currently shipping to one wireless customer, with 2 more ramping during 2007. Finally, in the area of connectivity, which for us is Bluetooth and wireless LAN offerings, we are building on our successes in 2006, and are targeting to double sales in these products in 2007.
Moving to digital consumer, our effort to focus on 90 nanometer product development continues to pay off, with continuing positive results in the set top box market. Here we have been first in the industry with a single chip at this technology, and we are rolling out the 65 nanometer solution ahead of the competition as well. We have our Digital TV offering with design wins throughout Asia, and have the low cost version coming out in 2007.
Technology Development and Manufacturing
To support our new products we continue to invest in the development of advanced manufacturing technology.
We also have a diversified leading edge manufacturing infrastructure comprising front end and back end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS and BICMOS technologies as well as our memories and discrete technologies.
In 2006, we substantially completed our 6 inch restructuring and are now enjoying the lower costs from our 6 inch mega facility in Ang Mo Kio 6, and have also completed the redeployment to Asia of our electric wafer sort (EWS) resources while in the back-end we have established programs to compensate for the drastic and dramatic increase in the costs of raw materials.
Marketing
In 2006, we launched a major initiative in China by establishing a new Greater China Region focusing more and more on domestic customers, while also supporting our traditional customers that have moved portions of their operations to China for lower cost manufacturing.
We also launched an initiative in Japan, where we grew by more than 30% during 2006, while the market grew by only 5%. Importantly, this result is attributable in part to a change of our market coverage strategy, which now involves working more and more directly, rather than through distributors, with our major customers.
We have also launched two major initiatives directed towards our customers. The first concerns a marketing plan to address all the mid size and small customers that are beyond our traditional top 50 customers, and the second is to target new key accounts, particularly in the US and Asia.

Quality
We continue to focus on our product quality performance, and over the course of 2006 we have started to see important recognitions from our customers, in particular our automotive and communication customers, underscoring the ongoing improvement in our product quality.
We reinforced our commitment to continuous quality improvement ensuring that it is comprehensive and well structured. We are focused on establishing a complete loop, commencing with robust product design — which is the origin of good quality, on robust processes, — on robust quality management and on robust and mutually beneficial partnership with our customers to address, resolve and further enhance quality. We have also launched an ongoing company wide initiative “Quality Excellence in Mind” and during 2006 held training activities with 4,000 employees.
Corporate Responsibility
For more than fifteen years, the principles of Corporate Responsibility have been embedded in our values, and we have always been conscious of our responsibility toward all our stakeholders. This we define as Sustainable Excellence, and we have a number of important initiatives ongoing, two of which are worth a specific mention.
The first one is the continuation of our energy consumption reduction program, where we have set for ourselves the target of reducing the energy we use for each unit of production by 5% per year. In 2006 the actual reduction was as high as 6%, bringing the compound average annual reduction of our energy intensity since 1994 to 5.3% per year.
In 2006 we also launched our new initiative on Health, with the aim of protecting the health of our people — both inside and outside their workplace — through periodic medical examinations and specific health monitoring.
Employees
As of December 31, 2006 we had approximately 51,770 employees worldwide including 10,300 employees employed in R&D activities worldwide, 2,850 employed in marketing and sales and 33,420 employed in manufacturing.
Conclusion
2007 will mark a very special year for ST: it is our 20th anniversary, a period during which we grew our sales by more than ten times, improved our ranking in the semiconductor industry from position number 15 to position number 5 in 2006, and established a financially solid industry player.
On the operating front, we aim to continue to build on our strength in 2007, seeking to outperform the market and to gain market share, through sales and marketing initiatives supported by the strength of our of new products roll-outs.
At the same time, we will also drove important strategic initiatives during 2007.

The 1st important strategic initiative is about NOR and NAND Flash Memories. In this memory business, particularly when manufacturing is moving to 12 inch wafers, volumes really matter and that of reaching adequate dimensions of scale is an absolutely crucial prerequisite to be able and compete successfully on the global marketplace. For this reason we have initiated a process of industrial consolidation and financial deconsolidation of our Flash memory business. We have decided to separate the Flash business with the objective of achieving, together with a partner, that indispensable dimension of scale and of significantly improving competitiveness. In preparation for this move, we have established a new organization, the Flash Memory Group, and we are creating a separate legal entity which will include not only all product related activities, but also technology development, front-end and back-end manufacturing and sales and marketing activities worldwide.
The 2nd important strategic initiative concerns our capital investment program, where we have set a new target: 12% of our sales, driven by the need to reduce (i) capital intensity because of the reduced structural growth of the semiconductor market (ii) our dependence on the market cycles which leads to non-optimal loading and increased manufacturing costs at our fabs, and (iii) the burden of depreciation, still very high for us, on the financial performance of our company.
The 3rd important area concerns our R&D cooperation in Crolles2 where we have been working with two partners, NXP Semiconductors and Freescale Semiconductor for the last 5 years and where our cooperation agreement will expire at the end of 2007.
Beyond that date, ST will remain strongly committed to Crolles for future technology development, particularly in derivative technologies which are absolutely instrumental to the further development of our new product portfolio and to the success of our company. The main focus will be in the areas of convergence CMOS, with onboard radio frequency capabilities and analogue features, as well as in the field of CMOS image sensor technology. Furthermore, as we proceed in the transition from 90 nm to 60 nm, we will focus also on embedded Flash technology. With respect to core CMOS process development below 45 nanometers, we have chosen to participate in a consortium which will allow us to stay at the forefront of technological development. We are considering potential partnership options, and a decision will be made in the first half of 2007.
In summary, as STMicroelectronics enters its 20th year of activity, we are convinced that the Company is solidly tracking to plan for strengthening its performance and that the foundations on which we are building our next future are quite solid. Thanks to our improved R&D focus, we have one of the strongest pipeline of new products in our history. This enhanced product offering complements our marketing initiatives already in progress, opening up, by this combination, new and exciting opportunities. This, enhanced by our relentless cost reduction programs and further focus on asset management, will certainly bring the Company to new value creation for its shareholders.
Carlo Bozotti

CORPORATE GOVERNANCE
Since our creation in 1987, we have demonstrated a consistent commitment to the principles of good corporate governance, evidenced by:
•	Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders;

•	Our early adoption of policies on important issues such as business ethics and conflicts of interest and our strict policies, implemented since our 1994 initial public offering, to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures;

•	Our compliance with United States, French and Italian securities laws, because our shares are listed in these jurisdictions, and with Dutch securities laws, because we are a company incorporated under the laws of the Netherlands, as well as our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business; and

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.
As a Dutch company, STMicroelectronics N.V. (the “Company” or “ST”), became subject to the Dutch Corporate Governance Code effective January 1, 2004. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, and also in Luxembourg but not in the Netherlands, our corporate governance principles and guidelines seek to achieve compliance with the relevant practices in a variety of jurisdictions, always keeping in mind the best interests of the shareholders, employees and other stockholders. As a result the corporate governance practices differ in certain cases from the “best practices” recommended by the Dutch Corporate Governance Code. However, by explaining the corporate governance practices in the Corporate Governance Charter, the Company has endeavored to comply with the Dutch Corporate Governance Code. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interest. Our Charter was discussed with and approved by our shareholders at our 2004 AGM. The ST Corporate Governance Charter is periodically reviewed with our Supervisory Board and updated and expanded whenever necessary or advisable. We are committed to inform our shareholders of any significant changes in our corporate governance policies and practices at our AGM. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) which was last updated by our Supervisory Board in December 2006 and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter is posted on our website, at http:/www.st.com/stonline/company/governance/index.htm, and these documents are available in print to any shareholder who may request them.

ST’s corporate governance provisions, as highlighted by the ST Corporate Governance and Supervisory Board Charters posted on the website under “Corporate Governance” can differ from the best practice provisions in the Dutch Corporate Governance Code. The areas concern primarily remuneration, where like many of the Company’s peer companies in the high-tech industry and due to the fiscal legislation in the various main countries in which the Company operates, there is neither a requirement for a minimum three-year vesting period for share-based compensation (best practice provisions II.2.1 and II.2.2 of the Dutch Corporate Governance Code), nor a three-year minimum (five years for Managing Board members) holding requirement (best practice provision II.2.3 of the Dutch Corporate Governance Code). Furthermore, ST believes that Supervisory Board members’ compensation should include stock-based compensation in order to ensure that they best identify with the interests of all shareholders in line with international practices (best practice provision III.7.1 of the Dutch Corporate Governance Code) and to attract new members with an international background.
ST’s Supervisory Board and Corporate Governance
ST has adopted a profile for its Supervisory Board members, the composition of the Supervisory Board committees, as well as a definition of independence regarding the status of Supervisory Board members which is described in the Supervisory Board Charter. Since the Company’s creation in 1987, STMicroelectronics Holding N.V. (“ST Holding”), through its wholly-owned subsidiary STMicroelectronics Holding II B.V. (“ST Holding II”), has always been one of the major shareholders, and some of the members of the Supervisory Board have or have had long-standing relationships with both the shareholders and with the Company. Such relationships are described in their biographies, which are posted on our website. One of the Company’s Supervisory Board members has been in office since 1987, which is more than twelve years (best practice provision III.3.5). Additionally, the Chairman of the Supervisory Board is also the President of the Company’s Supervisory Board’s Compensation Committee. This is due to the system of alternating the position of President of the Supervisory Board (best practice provision III.5.11 of the Dutch Corporate Governance Code).
The Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies attached to the Supervisory Board report, have existing relationships or past relationships with Areva, Cassa Depositi e Prestiti (“CDP”) and/or Finmeccanica, who are currently parties to the ST Holding Shareholders’ Agreement as described below. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of ST’s stakeholders and of ST’s business and must act independently in their supervision of ST’s management.
Our Supervisory Board held several meetings in 2003 to discuss the new Dutch Corporate Governance Code, the implementing rules and corporate governance standards of the SEC and of the NYSE. In 2003 it created an Ad Hoc Committee which considered our independence criteria, Corporate Governance Charter and Supervisory Board Charter. Based on the work of the Ad Hoc Committee, our Supervisory Board also considered, with respect to corporate governance standards, our unique history as a European company incorporated in the Netherlands following the combination of the Italian and French semiconductor businesses, as well as our shareholding structure, with over 72% of our shares held by the public and approximately 27.5% indirectly held by French and Italian state-controlled companies.
Based on all these factors, in 2005, the Supervisory Board established the following independence criteria for its members: Supervisory Board members must have no material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.
The Supervisory Board also adopted specific bars to independence. On that basis, the Supervisory Board in March 2005 concluded, in its business judgment that all members qualified as independent based on the criteria set forth above. The same conclusion has been confirmed in March 2007.
The above mentioned independence criteria differ to a certain extent from best practice provision III.2.2 of the Dutch Corporate Governance Code.
On November 27, 2006, our Supervisory Board approved entering into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”), to terminate a substantially similar option agreement dated May 31, 1999, as amended, between our Company and ST Holding II. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of our Company. Our Supervisory Board approved the new option agreement to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. On February 7, 2007, the 31 May 1999 option agreement, as amended, was terminated. On January 22, 2007 the new option agreement with the Stichting was concluded. The new option agreement provides for the issuance of up to a maximum 540,000,000 preference shares, the same number as the agreement it is replacing. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition or an offer on our ordinary shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to the interests of the Company, the Company’s shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the interests of the Company, the Company’s shareholders or other stakeholders.
Commitment to Corporate Governance
We have demonstrated a consistent commitment to the principles of good corporate governance evidenced by our early adoption of policies on important issues such as conflicts of interest. Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interest between the Company on the one hand and members of the Supervisory Board and Managing Board on the other hand.
For example, in 2005 our Managing Board requested that our Supervisory Board decide upon the renewal of a contract for the provision of various telecom-related services with Equant, a subsidiary of France Telecom. One of our Supervisory Board members is Chairman and CEO of France Telecom. The Supervisory Board noted the Managing Board’s assessment of the positive commercial benefits of such contract and noted that the contract was concluded at normal and competitive conditions and was based on a long-standing proven business relationship between Equant and us. Additionally in 2005, our Managing Board requested that our Supervisory Board decide upon a development and license agreement to be concluded with Quadrics Limited, a company owned by Alenia Aeronautica that is in turn owned by Finmeccanica, one of our principal shareholders. The Supervisory Board noted that the contract was concluded in the ordinary course of business at normal conditions and that it was considered mutually beneficial for Quadrics Limited and us. Additionally, one of our Supervisory Board members is a member of the Board of Directors of Thomson, which is one of our strategic customers. One of our Supervisory Board members is non executive Chairman of the Board of Directors of ARM Holdings PLC, with whom we have key technology license agreements, and SOITEC one of our customers, and one is a member of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”), one of our suppliers We believe that the transactions with Thomson, ARM, SOITEC and BESI are made on an arm’s length basis in line with market practices and conditions with neither Thomson, ARM, SOITEC, BESI nor us benefiting from terms any more favorable than those which could be obtained in a bona fide transaction with a third party (best practice provisions III.6.4, II.3.2., II.3.3. and II.3.4. have consequently been complied with).
We prepared and published, in 2004, the Corporate Governance Charter, which explains in detail the corporate organization, the remuneration principles that apply to the Managing and Supervisory Boards, the information policy and highlights the corporate policies relating to business ethics and conflicts of interest. The Corporate Governance Charter, which was approved by the shareholders at the 2004 AGM, and has since been updated, as well as the current policies relating to business ethics and conflict of interest, are available on the Company’s website as well as in print to any shareholder who may request a copy.
The Company has applied all best practices provisions and for completeness sake and in accordance with the Dutch Corporate Governance Code, has explained all deviations from the Code in this report. The Company’s Corporate Governance Charter and the aforementioned deviations from the Dutch Corporate Governance Code were approved by the 2004 AGM.

INTERNAL CONTROL
As Sole Member of our Managing Board, Mr. Carlo Bozotti is responsible for the design, implementation and operation of the Company’s internal risk management and control systems. Our disclosure controls and procedures are also established and maintained under the responsibility of the Company’s Executive Vice President and Chief Financial Officer who reports to Mr. Bozotti.
The objective of the Company’s internal controls and procedures is to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer during each reporting period.
The effectiveness of the Company’s internal controls and procedures is evaluated periodically, and changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect the Company’s ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee of our Supervisory Board. Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting are disclosed to our auditors, and to the Audit Committee of our Supervisory Board.
In the various areas of business risk management we have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.
We have also adopted Corporate Standard Operating Procedures to describe the operational flow of actions (outlining responsibilities for each step) to perform a task or activity, or to implement a policy within a given functional field. We have over one hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.
We also have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of our Supervisory Board.
Summary
In summary, our internal risk management and control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied with.

Our management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2006 based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, and in accordance with the requirements of best practice provision II.1.4 of the Dutch Corporate Governance Code and the recommendation of the Corporate Governance Monitoring Committee on the application thereof, our Managing Board, to the best of its knowledge, believes that with regard to financial reporting risks, our internal risk management and controls systems provide a reasonable level of assurance that they do not contain material inaccuracies, have operated effectively in the year 2006 and that there are no indications that they will not operate properly in the current year. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements, fraud and non-compliance with laws and regulations. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to the financial statement preparation and presentation.
In addition to the aforementioned statement, our Managing Board has issued a statement regarding the adequacy and effectiveness of the Company’s internal controls over financial reporting in the Company’s Annual Report on Form 20-F regarding the 2006 financial year, as filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2007, in accordance with and as required by the Sarbanes-Oxley Act, Section 404.
Our internal risk management and control systems were discussed on several occasions with the Audit Committee and the Supervisory Board during 2006.
Main Risk Factors
The business performance and results of ST and the ability of management to predict the future are also affected by several risks factors such as those described below:
•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. dollar and the euro and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage in an intensely competitive and cyclical industry where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•	our ability to perform the announced strategic repositioning of our Flash memories business in line with the requirements of our customers and without adverse effect on existing alliances or other agreements relating to this business;

•	our ability in an intensely competitive environment to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new products in whose development we have or are currently investing;

•	the anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of the R&D and manufacturing activities in Crolles 2 following the termination of our current agreement with NXP Semiconductors, and Freescale Semiconductor;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•	significant variations in our gross margin compared to expectations based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets, including manufacturing, assembly/test and intangible assets, and the timing and execution of the manufacturing ramp and associated costs, including start-up costs;

•	changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	our ability to obtain required licenses on third-party intellectual property on reasonable terms and conditions, the impact of potential claims by third parties involving intellectual property rights relating to our business, and the outcome of litigation; and

•	the results of actions by our competitors, including new product offerings and our ability to react thereto.
Our Annual Report on Form 20-F as filed with the SEC on March 14, 2007, which is available on our website, contains a more detailed list of risk factors which may affect our business and operations, and future performance.

EXECUTIVE SUMMARY
We are a multinational group of companies that designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. We are organized in a matrix structure with geographical regions interacting with product divisions, both being supported by central functions, bringing all levels of management closer to the customer and facilitating communication among research and development, production, marketing and sales organizations.
While STMicroelectronics N.V. is the parent company, we also conduct our operations through our subsidiaries. With the exception of our subsidiaries in Shenzhen, China, in which we own 60% of the shares and voting rights; Hynix, ST (China), a joint venture company, in which we own a 33% equity participation; Shanghai Blue Media Co. Ltd (China), in which we own 65%; and Incard do Brazil, in which we own 50% of the shares and voting rights, STMicroelectronics N.V. owns directly or indirectly 100% of all of our significant operating subsidiaries’ shares and voting rights, which have their own organization and management bodies, and are operated independently in compliance with the laws of their country of incorporation. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we receive compensation.
We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to provisional industry data published by iSuppli, we have been ranked the world’s fifth largest semiconductor company based on forecasted 2006 total market sales and we held leading positions in sales of Analog Products, Application Specific Integrated Circuits (or “ASICs”) and Application Specific Standard Products (or “ASSPs”). Based on provisional 2006 results published by iSuppli, we believe we were number one in industrial products, number two in analog products and number three in wireless, automotive electronics and NOR Flash. Based on industry results, we also believe we ranked as a leading supplier of semiconductors in 2006 for set-top boxes, Smart cards and power management devices. Furthermore, based on our relationship with Hewlett-Packard, which has a leading position in the printhead market, we believe that we are a leading supplier of integrated circuits for printheads.
The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address. Consequently, from 1994 through 2006, our revenues grew at a compounded annual growth rate of 11.6% compared to 7.7% for the industry as a whole.
We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families include differentiated application-specific products (which we define as being our dedicated analog, mixed signal and digital ASIC and ASSP offerings and semicustom devices), power microcontrollers and discrete products and nonvolatile memory and Smart cards. Application Specific Products, which are generally less vulnerable to market cycles than standard commodity products, accounted for approximately 55% of our net revenues in 2006. Memory Product sales accounted for approximately 22% of our net revenues in 2006, while sales of Micro, Power and Analog products accounted for approximately 23% of our net revenues in 2006.
Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including complementary metal oxide semiconductor (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed signal applications, and diffused metal oxide semiconductor (“DMOS”) technology and Bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for System-on-Chip (“SoC”) solutions. Complementing this depth and diversity of process and design technology is our broad intellectual property portfolio that we also use to enter into important patent cross-licensing agreements with other major semiconductor companies.
Effective January 1, 2005, we realigned our product groups to increase market focus and realize the full potential of our products, technologies and sales and marketing channels. Since this date and until the end of 2006, we report our sales and operating income in three product group segments:
•	the Application Specific Product Group (“ASG”) segment, comprised of three product lines – our Home, Personal and Communication Products (“HPC”), our Computer Peripherals Products (“CPG”) and our Automotive Products (“APG”). Our HPC Sector is comprised of the telecommunications, audio and digital consumer groups. Our CPG products cover computer peripherals products, specifically disk drives and printers, and our APG products comprised of all of our major complex products related to automotive applications;

•	the Memory Products Group (“MPG”) segment, comprised of our memories and Smart card businesses; and

•	the Micro, Power, Analog Product Group (“MPA”) segment, comprised of discrete and standard products plus standard microcontroller and industrial devices (including the programmable systems memories (“PSM”) division); this segment was previously known as Micro, Linear and Discrete Product Group, but no change has occurred in the segment’s perimeter or organization.
Effective January 1, 2007, to meet the evolving requirements of the market together with the pursuit of a strategic repositioning in Flash memory, we have reorganized our product segment groups into the Application Specific Product Groups, the Industrial and Multisegment Sector and the Flash Memories Group.
Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. All our product segments share common research and development for process technology and manufacturing capacity for most of their products. However, beginning January 1, 2007, the stand-alone Flash Memories Group (FMG), incorporates all the Flash memory operations (both NOR and NAND), including Technology

R&D, all product related activities, front-end and back-end manufacturing, marketing and sales worldwide. Keeping the same overall perimeter, our Application Specific Groups (ASG) will now be comprised of the newly created Mobile, Multimedia & Communications Group (MMC) and the Home Entertainment & Displays Group (HED) as well as the existing Automotive Product Group (APG) and Computer Peripherals Group (CPG). While former MPA segment plus non-Flash memory products (formerly under MPG) and Micro-Electro-Mechanical Systems (MEMS) activity, have been combined to form a new sector, called Industrial and Multisegment Sector (IMS).
In the past two years, we have pursued various initiatives to reshape our company by (i) reorganizing our management team and setting up an executive committee, (ii) increasing our research and development effectiveness through a program focusing on 20 key initiatives, improved project control and redeployment of certain resources with the aim to improve time-to-market for both technologies and products, (iii) promoting sales expansion for mass market applications and new major key accounts with a special focus on the Chinese and Japanese markets with a view to increased overall efficiencies, (iv) improving our manufacturing competitiveness through the restructuring of our 150-mm wafer production capacity, (v) launching and implementing various cost-reduction initiatives through procurement savings, improved asset management, general and administration centralization and headcount restructuring, and (vi) establishing a less capital intensive business model.
Our reported R&D expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.
Major Shareholders
The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of December 31, 2006:

	Common Shares Owned
Shareholders	Number	%
STMicroelectronics Holding II B.V. (“ST Holding II”)	250,704,754	27.5
Public	553,818,764	60.8
Brandes Investment Partners	92,871,524	10.2
Treasury shares	12,762,891	1.4
Our principal shareholders do not have different voting rights from those of our other shareholders.
ST Holding II is a wholly-owned subsidiary of STMicroelectronics Holding N.V. (“ST Holding”). As of December 31, 2006, FT1CI (the “French Shareholder”) and a consortium of Italian shareholders (the “Italian Shareholders”) made up of CDP and Finmeccanica directly held 50% each in ST Holding based on voting rights. CDP held 30% in ST Holding and Finmeccanica held 20% in ST Holding based on voting rights. The indirect interest of FT1CI and the Italian Shareholders is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI indirectly held 99,318,236 of our common shares, representing 10.9% of our issued share capital as of December 31, 2006, CDP indirectly held 91,644,941 of our common shares, representing 10.1% of our issued share capital as of December 31, 2006 and Finmeccanica indirectly held 59,741,577 of our common shares, representing 6.6% of our issued share capital as of December 31, 2006. Any disposals or, as the case may be, acquisitions by ST

Holding II on behalf of respectively FT1CI, CDP and Finmeccanica, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI, CDP and Finmeccanica in our issued share capital. FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding. Following the transactions described below, Areva is currently the sole shareholder of FT1CI. Areva (formerly known as CEA-Industrie) is a corporation controlled by the French atomic energy commission. Areva is listed on Euronext Paris in the form of Investment Certificates. CDP is an Italian corporation 70% owned by the Italian Ministero dell’Economia e delle Finanze (the “Ministry of Economy and Finance”) and 30% owned by a consortium of 66 Italian banking foundations. Finmeccanica is a listed Italian holding company majority owned by the Italian Ministry of Economy and Finance and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario (“MTA”) and is included in the S&P/MIB 30 stock index.
ST Holding II owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding II may further dispose its shares as provided below in “— Shareholders’ Agreements — STH Shareholders’ Agreement” and “— Disposals of our Common Shares” and pursuant to the eventual conversion of our outstanding convertible instruments. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:

	Common Shares Owned
	Number	%
December 31, 2006	250,704,754	27.5
December 31, 2005	250,704,754	27.6
December 31, 2004	278,483,280	30.8
Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CDP, FT1CI or Finmeccanica may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2006:

(1)	FT1CI owns 50% of ST Holding and indirectly holds 99,318,236 of our ordinary shares.

(2)	Not a legal entity, purely for illustrative purposes.

(3)	CDP and Finmeccanica own 50% of ST Holding and indirectly hold 91,644,941 and 59,741,577 of our ordinary shares, respectively.

(4)	CDP owns 30% of ST Holding, while Finmeccanica owns 20% of ST Holding.

(5)	The 71.1% owned by the public includes the 10.2% shareholding of Brandes Investment Partners.

(6)	ST Holding II owns 27.5% of our shares, the Public owns 71.1% of our shares and we hold the remaining 1.4% as Treasury Shares.

Strategy
The semiconductor industry is undergoing several significant structural changes characterized by:
•	the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit growth to single-digit average growth over the last several years;

•	the strong development of new emerging applications in areas such as wireless communications, solid-state storage, digital TV and video products and games;

•	the increasing importance of the Asia Pacific region and emerging countries, particularly China, which represents the fastest growing regional market;

•	the importance of convergence between wireless, consumer and computer applications, which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

•	the expansion of available manufacturing capacity through third-party providers; and

•	the increased participation in the semiconductor industry of private equity firms, exemplified by the takeovers in 2006 of two of the top ten semiconductor companies, which may lead to strategic repositionings of those companies and reorganization amongst industry players.
Our strategy within this challenging environment is designed to focus on the following complementary key elements:
Broad, balanced market exposure. We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions for high-growth digital and mixed-signal applications. We target five key markets comprised of: (i) communications, including wireless connectivity, mobile phone imaging, portable multimedia and infrastructure; (ii) computer peripherals, including data storage, printers, monitors, displays and optical mice; (iii) digital consumer, including set-top boxes, DVDs, digital TVs, digital cameras and digital audio; (iv) automotive, including engine, body and safety, car radio, car multimedia and telematics; and (v) industrial and Multisegment products, including power supplies, and motor-control, lighting, metering, banking and Smart card.
Product strategy and innovation. We aim to be leaders in multimedia convergence and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms and chipset solutions for digital consumer, cellular phone and car navigation; and (ii) power applications, which are driving system solutions for a wide consumer base in the field of industrial applications, motor control, factory automation, lighting, power supply and automotive, in particular, and which require less research and development effort and manufacturing capital intensity than more advanced and complex application-specific devices.
We also dedicate significant resources to product innovation. We have identified our key product offerings in each of the targeted market segments and have concentrated our R&D resources to develop leading-edge products for each. Examples include: digital-base band and multi-media solutions for wireless, digital consumer products focused on set-top boxes, SoC offerings in data storage and system-oriented products for the multisegment sector. We are also targeting new end markets, such as medical applications.
Finally, we have decided to strategically reposition our participation in the Flash memory business in order to limit our exposure to the capital intensity of the industry as well as to achieve the appropriate economies of scale which are demanded in this competitive segment.
Customer-based initiatives. There are three tenets to our sales strategy. First, we work with our key customers to identify evolving needs and new applications and to develop innovative products and product features. We have formal alliances with certain strategic customers that allow us and our customers (with whom we jointly share certain product developments) to exchange information and which give our customers access to our process technologies and manufacturing infrastructure. We have formed alliances with customers including Alcatel, Bosch, Hewlett-Packard, Marelli, Nokia, Nortel, Pioneer, Seagate, Siemens VDO, Thomson and Western Digital. Our strategic alliances have been historically a major growth driver for us. In 2004, 2005 and 2006, revenues from strategic customer alliances accounted for approximately 39%, 44% and 41% respectively of our net revenues. Secondly, we are targeting new major key accounts, where we can leverage our position as a supplier of application-specific products with a broad range product portfolio to better address the requirements of large users of semiconductor products with whom our penetration has historically been quite low. Finally, we have targeted the mass market, or those customers outside of our traditional top 50 customers, who require system-level solutions for multiple market segments. In addition, we have focused on two regions as key ingredients in future sales growth, Greater China and Japan, where we have reorganized regional management.
Global integrated manufacturing infrastructure. We have a diversified, leading-edge manufacturing infrastructure, comprising front-end and back-end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS and BiCMOS technologies as well as our memories and discretes technologies. Assembling, testing and packaging of our semiconductor products take place in our large and modern back-end facilities, which generally are located in low-cost areas. We have also developed relationships with outside contractors for foundry and back-end services. In 2006, while confirming our mission to remain an integrated device manufacturing company, we decided to reduce our capital intensity in order to optimize opportunities between internal and external front-end production, reduce our dependence on market cycles that impact the loading of our fabs, and decrease the burden of depreciation on our financial performance.
Research and development partnerships. The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the research and development of state-of-the-art processes. These higher costs and technological risks have driven us to enter into cooperative partnerships. From 2000 until now, we have been jointly developing advanced CMOS technologies in Crolles (France) with Freescale Semiconductor and NXP Semiconductors. At the end of 2006, one of our partners notified us of their intention to continue their participation in the Crolles2 alliance only through the end of 2007.

We remain convinced that the shared R&D business model contributes to the fast acceleration of semiconductor process technology development, and we therefore remain committed to our strategy of alliances to reinforce cooperation in the area of technology development.
Integrated presence in key regional markets. We have sought to develop a competitive advantage by building an integrated presence in each of the world’s economic zones that we target: Europe, Asia, China and America. An integrated presence means having manufacturing and design, as well as sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We also have design and marketing capabilities in our Japan and Emerging Markets regions. We have front-end manufacturing facilities in Europe, in the United States and in Asia. Our more labor-intensive back-end facilities are located in Malaysia, Malta, Morocco, Singapore and China, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers.
Product quality excellence. We aim to develop the quality excellence of our products and in the various applications we serve and we have launched a company-wide Product Quality Awareness program built around a three-pronged approach: (i) the improvement of our full product cycle involving robust design and manufacturing, improved detection of potential defects, and better anticipation of failures through improved risk assessment, particularly in the areas of product and process changes; (ii) improved responsiveness to customer demands; and (iii) ever increasing focus on quality and discipline in execution.
Return on capital employed. We remain focused on providing our shareholders with value creation, measured in particular in terms of return on net assets compared to the weighted average cost of capital.
2006 Business Overview
In 2006, the semiconductor market experienced a higher increase in total sales compared to 2005 supported by a solid economic environment in the major world economies.
The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).
Based upon recently published data by the World Semiconductor Trade Statistics (“WSTS”), semiconductor industry revenues increased year-over-year by approximately 9% for the TAM and 8% for the SAM in 2006, to reach approximately $248 billion and approximately $165 billion, respectively. This increase was driven by unit demand while average selling prices remained declined compared to 2005. In the fourth quarter of 2006, the TAM and the SAM increased approximately 9% and 4% year-over-year, respectively, while the TAM increased by approximately 2% and the SAM decreased approximately 1% sequentially.
Our 2006 revenues were characterized by significant high volume demand and improved product mix, which did not translate into an equivalent revenue performance due to persisting negative impact of price pressure in the market we serve. As a result, our revenues increased by approximately 11% to $9,854 million compared to $8,882 million in 2005. Strong growth in revenues was driven by double-digit increases in Wireless and Industrial applications with mid-single digit contributions from the Automotive, Consumer and Computer segments. Our 2006 sales performance was above the TAM and the SAM growth rates. With reference to the quarterly results, our fourth quarter 2006 revenues performance was below the TAM and flat with the SAM, both on a year-over-year basis and on a sequential basis.
In 2006, our effective average U.S. dollar exchange rate was €1.00 for $1.24, which reflects the actual exchange rate levels and the impact of certain hedging contracts, compared to our 2005 effective average exchange rate of €1.00 for $1.28.
On a total year basis, our gross margin increased in 2006 due to overall improvements in volume, manufacturing performances and product mix, which were partially offset by the declining selling prices.
Our operating expenses combining selling, general and administrative expenses and research and development were slightly lower in 2006 compared to 2005 mainly due to higher development cost capitalized in 2006.
In summary, our financial results for 2006 compared to the results of 2005 were favorably impacted by the following factors:
•	higher sales volume and a more favorable product mix in our revenues, which contributed to a solid increase in our net revenues;

•	continuous strong improvement of our manufacturing performance;

•	a more favorable effective exchange rate for the U.S. dollar;

•	net interest income;

•	lower impairment, restructuring charges and other related closure costs;

•	and higher Other income and expense, net.
Our financial results in 2006 were negatively affected by the following factors:
•	negative pricing trends due to a persisting overcapacity in the industry, which translated into our average selling prices declining by approximately 8%, as a pure pricing effect;

•	and share-based compensation charges related to 2005 and 2006 grants;
In 2006, we continued to invest in upgrading and expanding our manufacturing capacity. Total capital expenditures in 2006 were $1,533 million, which were financed entirely by net cash generated from operating activities.
Looking at the fourth quarter and the near term environment, the current market correction underway in some of the key applications that we serve is more pronounced than forecasted. Our wireless results, in particular, came in well below historical seasonal patterns and were also negatively impacted by product mix shift towards the low end, which put additional pressure on our margins and operating performance in the quarter. However, for the full year, we achieved double digit year-over-year sales growth in a market that appears to be growing in the high single digits. This is a clear signal that the evolution of our product portfolio is delivering results with higher revenues, improved profitability, better leverage of our research and development and capital investments, and expansion of our market share.
During 2006, we made significant headway in delivering on our most important business and strategic imperatives. Our product portfolio continues to strengthen. We are driving a significant reduction in our capital intensity. This is visible in our 2006 results, with our capital investments to sales ratio down to 15.6% from over 20% on average for 2004 and 2005. Further, we have initiated a new mid-term target of 12% through a combination of a less capital-intensive product portfolio, increased usage of foundries for non-proprietary technologies and optimization of our manufacturing facilities. As of January 1, 2007, we have organized our NOR and NAND FLASH business into a stand-alone segment and are moving ahead on creating a separate legal entity in connection with our strategic repositioning of this business. In summary, we achieved our primary objectives for 2006: gaining market share while simultaneously improving financial performance in terms of return on assets and cash flow.
Business Outlook
Notwithstanding the current tougher environment as the market works through inventory in selected applications in the first half of 2007, we believe we are poised to make further important progress on our ongoing key initiatives for sales expansion, new product introduction and asset leverage, which will strengthen our market opportunities and financial position.
Our capital expenditures are currently budgeted to be $1.2 billion for 2007, which is expected to further reduce our capital expenditure to sales ratio from the previous year’s level.

DUTCH DECREE ON ARTICLE 10 OF THE TAKEOVER DIRECTIVE
Announcements on the basis of Article 1 of the Dutch Decree on Article 10 of the Takeover Directive:
a.	The authorized share capital of STMicroelectronics N.V. (the “Company”) amounts to EUR 1,809,600,000, divided into 1,200,000,000 ordinary shares and 540,000,000 preference shares, with a nominal value of EUR 1.04 per share. As of 31 December 2006, 910,157,933 ordinary shares were issued of which 12,762,891 were repurchased. As of December 31, 2006, no preference shares were issued and outstanding.

b.	The Company does not have restrictions on the transfer of its ordinary and preference shares.

c.	Holdings in the Company that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) are:
(i)	STMicroelectronics Holding N.V 250,704,754 ordinary shares or 27.55% (through its wholly-owned subsidiary STMicroelectronics Holding II B.V.) (diluted to 17.29% if the option for preference shares held by Stichting Continuïteit ST is fully exercised);

(ii)	Brandes Investment Partners 92,871,524 ordinary shares or 10.20% (diluted to 6.40% if the option for preference shares held by Stichting Continuïteit ST is fully exercised); and

(iii)	Stichting Continuïteit ST option for 540,000,000 preference shares, representing up to 37.24% if fully exercised.
d.	The Company does not have special controlling rights attached to its ordinary or preference shares.

e.	The Company does not have any scheme granting rights to employees to subscribe for or acquire shares in the Company’s share capital or the share capital of a subsidiary where the control is not directly exercised by the employees.

f.	The Company does not have any restrictions on voting rights nor has it cooperated in the issuance of depositary receipts for shares. The Company’s articles of association currently provide that in order to be able to attend a shareholders’ meeting, address the meeting and, if applicable, exercise their voting rights at such meeting, shareholders and other persons entitled to attend shareholders’ meetings must notify the Company in writing of their intention to do so no later than on the day and at the place mentioned in the notice convening the shareholders’ meeting, which typically is three days prior to the meeting. Shareholders and other persons entitled to attend shareholders’ meetings may only exercise said rights at the meeting for the shares from which they can derive said rights both on the day of referred to above and on the day of the meeting. The current articles of association do not provide that the Managing Board or the Supervisory Board may determine a registration date and the shareholders’ meeting has not authorized the Managing Board or the Supervisory Board to do so. On the Company’s website, www.st.com, under the caption “Investor Information – Annual General Meeting – How to vote at Annual General Meeting” further information is provided for (beneficial) shareholders holding shares through Euroclear France or Cede & Co as nominee of the Depositary Trust Company.
g.	The Company does not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. The Company has been informed that the shareholders’ agreement among STMicroelectronics Holding N.V.’s shareholders (the “STH Shareholders’ Agreement”), to which the Company is not a party, governs relations between the Company’s current indirect shareholders Areva Group (“Areva”), Cassa Depositi e Prestiti S.p.A. (“CDP”) and Finmeccanica S.p.A. (“Finmeccanica”), each of which is ultimately controlled by the French or Italian government. The STH Shareholders’ Agreement includes provisions requiring the unanimous approval by shareholders of STMicroelectronics Holding N.V. before STMicroelectronics Holding N.V. can make any decision with respect to certain actions to be taken by the Company. The STH Shareholders’ Agreement, permits the respective French and Italian indirect shareholders to cause STMicroelectronics Holding II B.V. to dispose of its stake in the Company at its sole discretion at any time from their current level, and to reduce the current level of their respective indirect interests in the Company’s ordinary shares to 9.5%.

Furthermore, as permitted by the Company’s articles of association, the Supervisory Board has specified selected actions by the Managing Board that require the approval of the Supervisory Board. These requirements for the prior approval of various actions to be taken by the Company and the Company’s subsidiaries may give rise to a conflict of interest between the Company’s interests and investors’ interests, on the one hand, and the interests of the individual shareholders approving such actions, on the other, and may affect the ability of the Managing Board to respond as may be necessary in the rapidly changing environment of the semiconductor industry. Furthermore, the Company’s ability to issue new shares or other securities may be limited by the existing shareholders’ desire to maintain their proportionate shareholding at a certain minimum level. Such approval process is, however, subject to the provisions of Dutch law requiring members of the Supervisory Board to act independently. Also, CDP and Finmeccanica. are a party to a shareholders’ agreement which regards their joint interest in STMicroelectronics Holding N.V. The Company is not a party to that shareholders’ agreement.

h.	(i) Managing Board.

The Managing Board consists of such number of members as resolved by the shareholders’ meeting upon the proposal of the Supervisory Board. The members of the Managing Board are appointed for three-year terms, as defined in the Company’s articles of association, upon a non-binding proposal by the Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If the Managing Board were to consist of more than one member, the Supervisory Board would appoint one of the members of the Managing Board to be chairman of the Managing Board for a three-year term, as defined in the Company’s articles of association (upon approval of at least three-quarters of the members of the Supervisory Board in office). The shareholders’ meeting may suspend or dismiss one or more members of the Managing Board at a meeting at which at least one-half of the outstanding share capital is present or represented. If the quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal. Such a quorum is not required if a suspension or dismissal is proposed by the Supervisory Board. In that case, a resolution to dismiss or to suspend a member of the Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. The Supervisory Board may suspend members of the Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension.
(ii) Supervisory Board.
The Supervisory Board consists of at least six members, the number to be determined by the shareholders’ meeting upon the proposal of the Supervisory Board. Members of the Supervisory Board are appointed by the shareholders’ meeting for a three-year term, as defined in the Company’s articles of association, upon the proposal of the Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. Members of the Supervisory Board may be suspended or dismissed by the shareholders’ meeting by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. The Supervisory Board may make a proposal to the shareholders’ meeting for the suspension or dismissal of one or more of its members.
(iii) Amendment of the Company’s articles of association.
The company’s articles of association can be amended by the shareholders’ meeting, upon the proposal of the Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If the relevant amendment affects the rights of holders of ordinary shares or holders of preference shares, the approval of the meeting of holders of ordinary shares and the meeting of holders of preference shares, respectively, is required.
i.	For a complete overview of the powers of the Managing Board pursuant to the Company’s articles of association, reference is made to the Company’s articles of association, which are posted on the company’s website, www.st.com. Hereinafter a description is provided for certain powers of the Managing Board as well as certain restrictions thereto.

Under Dutch law, the Managing Board is entrusted with the Company’s general management and the representation of the Company. The Managing Board must seek prior approval from the shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under the Company’s articles of association, the Managing Board must obtain prior approval from the Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders’ meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of the Company’s multi-year plans and the budget for the coming year, covering investment policy, policy regarding research and development, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by the Supervisory Board. In addition, under the Company’s articles of association, the Supervisory Board and the shareholders’ meeting each may specify by resolution certain additional actions by the Managing Board that require its prior approval.
In accordance with the Company’s corporate governance charter, which is posted on the Company’s website, www.st.com under the caption “Investor Information – Corporate Governance at ST”, the sole member of the Managing Board and the Executive Officers may not serve on the board of a public company without the prior approval of the Supervisory Board.
Pursuant to the charter adopted by the Supervisory Board, which is posted on the Company’s website, www.st.com under the caption “Investor Information – Corporate Governance at ST”, the following decisions by the Managing Board with regards to the Company and any of the Company’s direct or indirect subsidiaries require prior approval from the Supervisory Board: (i) any modification of the Company’s articles of association other than those of the Company’s wholly-owned subsidiaries; (ii) any change in the Company’s authorized share capital, issue, acquisition or disposal of the Company’s own shares, change in any shareholder rights or issue of any instruments granting an interest in the Company’s capital or profits other than those of the Company’s wholly-owned subsidiaries; (iii) any liquidation or disposal of all or a substantial and material part of the Company’s assets or any shares the Company holds in any of its subsidiaries; (iv) entering into any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to intellectual property) or formation of a new company; (v) approval of such company’s draft consolidated balance sheets and financial statements or any profit distribution by such company; (vi) entering into any agreement that may qualify as a related-party transaction, including any agreement with STMicroelectronics Holding N.V., its wholly-owned subsidiary STMicroelectronics Holding II B.V., or its shareholders Areva through its wholly-owned subsidiary FT1CI, Cassa Depositi e Prestiti S.p.A. and Finmeccanica S.p.A.; (vii) the key challenges of the Company’s five-year plans and its consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in article 16 paragraph 1 of the Company’s articles of association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval although their financing was provided for in the approved annual budget; and (ix) approval of the quarterly, semi-annual and annual consolidated financial statements prepared in accordance with U.S. GAAP and beginning with the 2005 annual accounts IFRS, prior to submission for shareholder adoption.
During a meeting held on September 23, 2000, the Supervisory Board authorized the Managing Board to proceed with acquisitions without prior consent of the Supervisory Board subject to a maximum amount of $25 million per transaction, provided the Managing Board keeps the Supervisory Board informed of progress regarding such transactions and gives a full report once the transaction is completed.

Pursuant to the Company’s articles of association, the Managing Board cannot be designated by the shareholders’ meeting as the corporate body authorized to issue shares, grant rights to subscribe for shares and to exclude existing shareholders’ preemptive rights, but the Supervisory Board can be. Pursuant to a shareholders’ resolution adopted at the Company’s annual shareholders’ meeting held on April 27, 2006, the Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of common shares and/or preference shares as comprised in the company’s authorized share capital as this shall read from time to time; (ii) to fix the terms and conditions of share issuance; (iii) to exclude or to limit preemptive rights of existing shareholders; and (iv) to grant rights to subscribe for common shares and/or preference shares, all for a period of five years from the date of such annual shareholders’ meeting.

Currently the shareholders’ meeting has not authorized the Managing Board to repurchase any shares in the Company’s share capital. However, pursuant to article 5 paragraph 2 of the Company’s articles of association, the Managing Board may, without being authorized thereto by the shareholders’ meeting but subject to the approval of the Supervisory Board, acquire shares in the Company’s own share capital in order to transfer those shares to the employees of the Company or a group company under a scheme applicable to such employees.

j.	The Company is not a party to any significant agreements which are effectuated, changed or dissolved subject to the condition of a change of control of the Company following a takeover bid. However, the Company is a party to an option agreement with Stichting Continuïteit ST (the “Stichting”) regarding the Company’s preference shares. on November 27, 2006, the Supervisory Board approved entering into an option agreement with an the Stichting, to terminate a substantially similar option agreement dated May 31, 1999, as amended, between the Company and STMicroelectronics Holding II B.V. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The Supervisory Board approved the new option agreement to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. On February 7, 2007, the May 31, 1999 option agreement, as amended, was terminated. On February 22, 2007, the new option agreement with the Stichting was concluded. The new option agreement provides for the issuance of up to a maximum 540,000,000 preference shares, the same number as the agreement it is replacing. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by the Managing Board and the Supervisory Board, such as a creeping acquisition or an offer on the Company’s ordinary shares, which are unsupported by the Managing Board and the Supervisory Board and which the board of the Stichting determines would be contrary to the interests of the Company, the Company’s shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to create a level-playing field in the event actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the interests of the Company and the Company’s shareholders and other stakeholders.

k.	The employment contract of the Company’s President and CEO provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to him will fully vest and (ii) the bonus payable under the Company’s Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual salary. Such benefits are not linked to termination of the employment agreement.

LIQUIDITY AND FINANCIAL POSITION
At December 31, 2006, cash and cash equivalents totalled $1,963 million, compared to $2,027 million as of December 31, 2005. At December 31, 2006, the Company had $250 million invested in short term deposits with a maturity between three months and one year. These deposits are held at various banks with a A3/A- minimum long term rating. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity. At December 31, 2006, the Company had a total investment of $190 million and Euro 205 million of existing cash in floating rate notes issued by primary banks rated at minimum “A1”. These floating notes are very liquid short term investments and are subjects only to the risk of deterioration of the credit quality of the issuer. These marketable securities are classified as available-for-sale and are reported at fair value with changes in fair value recognized as a separate component of “other reserves” in the consolidated statement of changes in shareholders’ equity. We did not have marketable securities at December 31, 2005. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our finance income (costs).
Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
Net cash from operating activities. Net cash from operating activities totalled $2,687 million in 2006, compared to $1,984 million in 2005.
Net cash used in investing activities. Net cash used in investing activities was $2,949 million in 2006, compared to $1,714 million in 2005. The main utilization of cash was for payments for purchases of tangible assets, amounting to $1,555 million in 2006 and compared to $1,523 million in 2005; the payments of marketable securities, amounting to $460 million in 2006 and compared to $0 million in 2005, and the investment in intangible and financial assets, amounting to $398 million in 2006 and compared to $287 in 2005. At December 31, 2006 the investment in short-term deposit net of proceeds from matured short-term deposits totalled $250 million. In 2006, cash used for capital contributions to associates was $213 million.
Capital expenditures for 2006 were principally allocated to:
•	the expansion of the 300-mm front-end joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles2 (France).

•	the facilitization of a portion of our 300-mm front-end plant in Catania (Italy);

•	the capacity expansion and the upgrading to finer geometry technologies of our 200-mm front-end facility in Rousset (France);

•	the capacity expansion and upgrading of our 200-mm front-end facilities in Singapore;

•	the upgrading of our 200-mm fab and pilot line in in Agrate (Italy); and

•	the capacity expansion of our back-end plants in Muar (Malaysia), Shenzhen (China) and Bouskoura (Morocco);
Capital expenditures for 2005 were principally allocated to:
•	the capacity expansion of our 200-mm and 150-mm front-end facilities in Singapore;

•	the conversion to 200-mm of our front-end facility in Agrate (Italy);

•	the capacity expansion of our back-end plants in Muar (Malaysia), Shenzhen (China), Toa Payoh (Singapore) and Malta;

•	the expansion of our 200-mm front-end facility in Phoenix (Arizona);

•	the capacity expansion of our 200-mm front-end facility in Rousset (France);

•	the completion of building and continuation of facilities for our 300-mm front-end plant in Catania (Italy);

•	the expansion of our 150-mm front-end facility and the start of a 200-mm pilot line in Tours (France); and

•	the expansion of the 300-mm front-end joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc., in Crolles2 (France).
Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding restricted cash, payment for purchases of and proceeds from the sale of marketable securities and investment in and proceed from short-term deposits. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is determined as follows from our Consolidated Statements of Cash Flow:

	2006	2005
Net cash from operating activities	2,687	1,984
Net cash used in investing activities	(2,021)	(1,714)

Net operating cash flow	666	270

Restricted cash, payment for purchase and proceeds from sale of marketable securities and investment in and proceed from short-term deposits	(928)	—

Due to the capacity of our operating activities to generate cash in excess of our investing activities, we generated net operating cash flow of $666 million in 2006, compared to net operating cash flow of $270 million in 2005.
Net cash used in financing activities. Net cash used in financing activities was $143 million in 2006 compared to $131 million in 2005. The major item of the cash used in 2006 was the repurchase of substantially all outstanding 2013 Convertible Bonds for an amount paid of $1,377 million aggregate principal amount. The major items of cash proceeds were related to the issuance of zero coupon senior convertible bonds due in 2016 for an amount of $974 million and to the issuance of floating rate senior bonds due in 2013 for a principal amount of €500 million. The major item of the cash used in 2005 was the payment of the dividends amounting to $107 million.
Capital Resources
Net financial position
We define our net financial position as the difference between our total cash position (cash and cash equivalents, marketable securities, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and the total level of our financial indebtedness. The net financial position is determined as follows from our Consolidated Balance Sheets as December 31, 2006 and 2005 :

	2006	2005
Cash and cash equivalents	1,963	2,027
Marketable securities and short term deposits	710	—
Restricted cash for equity investments	218	—

Total cash position	2,891	2,027

Bank overdrafts	—	(11)
Current portion of long-term debt	(136)	(1,499)
Long-term debt	(1,740)	(269)

Total financial debt	(1,876)	(1,779)

Net financial position	1,015	248

The net financial position (total cash position net of total financial debt) as of December 31, 2006 amounted to a net financial cash position of $1,015 million, compared to a net financial position of $248 million as of December 31, 2005. The improvement of the net financial position mainly results from favourable net operating cash flow generated during 2006 and from the proceeds from the 2016 senior convertible bond and the 2013 floating rate senior bond, net of repayment for the 2013 convertible bond.
Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The Company may be required to purchase, at the option of the holder, the outstanding convertible bonds for cash on August 5, 2008 and/or August 5, 2010 at a price of $975.28 and $965.56 per convertible bond, respectively. The outstanding long term debt corresponding to the 2013 convertible debt amounted to approximately $2 million as at December 31, 2006, corresponding to the remaining 2,505 bonds.
In February 2006, the Company issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.
On March 17, 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company, may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.
At December 31, 2006, the aggregate amount of our long-term debt was approximately $1,740 million, including $737 million of 2016 Bonds and €500 million of Floating Rate Senior Bonds due 2013.
Financial Outlook
We currently expect that capital spending for 2007 will be approximately $1.2 billion, below the $1.5 billion net of sales proceeds spent in 2006. We have the flexibility to modulate our investments up or down in response to changes in market conditions. At December 31, 2006, we had $467 million in outstanding commitments for equipment purchases for 2007.
The most significant of our 2007 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) a dedicated investment, both in manufacturing and R&D, in Agrate (Italy), Phoenix (USA), Rousset (France) and Catania (Italy) to secure and develop our system oriented proprietary technologies portfolio (Mixed-signal) required by our strategic customers through specific initiatives both in term of volumes growth and Fabs multi sourcing; (ii) a specific program of capacity growth devoted to MEMS in Agrate (Italy) to support the significant growth opportunity in this new technology; (iii) completion of the current investment of the 300-mm joint project with Philips Semiconductor International B.V. and Freescale Semiconductor Inc. on advanced logic processes in Crolles2 (France) for the manufacturing robustness of 90nm and 65nm leading edge technologies; (iv) in memory, the exploitation of Ang Mo Kio (Singapore) for the introduction and industrialization of 65nm Flash processes; and (b) for the back-end facilities, the capital expenditures will be mainly dedicated to the technology evolution to support the ICs path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to prepare the room for future years capacity growth by completing the new production area in Muar and – depending on demand evolution — starting the new plant in Longgang (Greater China).
We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, R&D and industrialization costs.
The zero coupon senior convertible bonds due in February 2016 were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.
Market Risk — About Financial Instruments
We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The major risks to which we are exposed are related to the fluctuations of the U.S. dollar exchange rate compared to the euro and the other major currencies, the coverage of our foreign currency exposures, the variation of the interest rates and the risks associated to the investments of our available cash. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.
Our Income Statement is exposed to the fluctuations of the exchange rates such as the U.S. dollar, the euro and the other major currencies since our revenues are mainly denominated in U.S. dollars while a large part of our costs is denominated in euros or other major currencies. We enter into cash flow hedges to cover a portion of our costs denominated in euros. Our balance sheet is also exposed to these exchange rates fluctuations since the functional currency of our subsidiaries is generally the local currency and as such, foreign exchange fluctuations are generating adjustments for the translation into U.S. dollar consolidated reporting of their assets and liabilities.
We have exposures in foreign currencies since our operating cash flows are denominated in various foreign currencies as a result of our international business activities and certain of our borrowings are exposed to changes in foreign exchange rates. The functional currency of our subsidiaries is either the local currency or the U.S. dollar. We continuously evaluate our foreign currency exposures based on current market conditions and the business environment. In order to mitigate the impact of changes in foreign currency exchange rates, we enter into forward exchange and currency options contracts. The magnitude and nature of such outstanding instruments are detailed in Note 30 to our Consolidated Financial Statements. Forward contracts and currency options outstanding as of December 31, 2006 have remaining terms of 4 days to 5 months, which mature on average after less than 2 months. The notional amounts of outstanding foreign exchange forward contracts and currency options totalled $824 million and $2,200 million in 2006 and 2005, respectively. The principal currencies covered are the U.S. dollar, the euro, the Japanese yen, the myr and the Singapore dollar. The risk of loss associated with these forward contracts is equal to the exchange rate differential from the date the contract is made until the time it is settled.
We are exposed to changes in interest rates primarily as a result of our borrowing activities which include long-term debt used to fund business operations. We borrow in U.S. dollars as well as in other currencies from banks and other sources. We primarily enter into debt obligations to support general corporate and local purposes including capital expenditures and working capital needs. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. The principal risks are related to interest rates variations to which we are exposed in regard to our long-term obligations. We primarily utilize fixed-rate debt and do not expect changes in interest rates to have a material effect on income or cash flows in 2007.
We place our cash and cash equivalents, or a part of it, with high credit quality financial institutions with at least a single “A” rating, mainly on a short-term basis; as such we are exposed to the fluctuations of the market interest rates on our placement and our cash, which can have an impact on our accounts. We manage the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but do not normally require collateral or other security from the parties to the financial instruments.
We do not anticipate any material adverse effect on our financial position, result of operations or cash flows resulting from the use of our instruments in the future. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.
The information above summarizes our market risks associated with cash equivalents, debt obligations, and other significant financial instruments as of December 31, 2006. The information above should be read in conjunction with Note 30 to the Consolidated Financial Statements.

STATUTORY FINANCIAL STATEMENTS
    CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended December	Year Ended December
In million of U.S. dollars except per share amounts	Note	31, 2006	31, 2005
Sales		9,838	8,876
Other revenues		16	6
Total revenues		9,854	8,882
Cost of sales	21	(6,373)	(5,882)

Gross profit		3,481	3,000
Selling, general and administrative	21	(1,083)	(1,069)
Research and development	21	(1,388)	(1,411)
Other income	19	138	104
Other expenses	19	(92)	(132)
Impairment, restructuring charges and other related closure costs	20	(68)	(98)

Operating profit		988	394
Finance income	22	143	53
Finance costs	22	(96)	(57)
Share of loss of associates	3	(7)	(3)

Profit before income tax		1,028	387
Income tax expense	23	(62)	(39)

Net profit		966	348

Attributable to:
Equity holders of the Company		964	347
Minority interest		2	1
Earnings per share (Basic)	18	1.08	0.39

Earnings per share (Diluted)	18	1.07	0.39

The accompanying notes are an integral part of these consolidated financial statements.

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As at
In million of U.S. dollars	Note	December 31, 2006	December 31, 2005
ASSETS
Non-current assets:
Property, plant and equipment	10	6,426	6,179
Goodwill	8	176	174
Intangible assets	9	729	458
Deferred income tax assets	23	214	160
Derivative financial instruments	30	4	—
Investments in associates	3	261	35
Restricted cash for equity investments	3	218	—
Investments and other non-current assets	11	143	118

Total non-current assets		8,171	7,124

Current assets:
Inventories	6	1,640	1,413
Trade accounts receivable	5	1,589	1,490
Derivative financial instruments	30	14	3
Other receivables and assets	7	592	586
Available for sale financial assets	4	460	—
Short-term deposits	25	250	—
Cash and cash equivalent	24	1,963	2,027

Total current assets		6,508	5,519

TOTAL ASSETS		14,679	12,643

LIABILITIES AND EQUITY
Equity attributable to the shareholders of the Company	16	10,128	8,650
Minority interests		52	50

Total equity		10,180	8,700

Liabilities
Non-current liabilities:
Long-term debt	14	1,740	269
Retirement benefit obligations	13	343	300
Deferred income tax liabilities	23	130	83
Other non-current liabilities	15	320	16

Total non-current liabilities		2,533	668

Current liabilities:
Current portion of long-term debt	14	136	1,499
Trade accounts payable		1,044	965
Derivative financial instruments	30	1	31
Other payables, accrued liabilities and provisions	12	673	617
Current income tax liabilities		112	152
Bank overdrafts		0	11

		1,966	3,275

Total liabilities		4,499	3,943

TOTAL LIABILITIES AND EQUITY		14,679	12,643

The accompanying notes are an integral part of these consolidated financial statements.

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to the shareholders of the Company
In million of U.S. dollars, except		Ordinary	Capital	Treasury	Retained	Other	Minority	Total
per share amounts	Note	Shares	Surplus	Shares	Earnings	Reserves	Interests	Equity
Balance as of December 31, 2004		1,150	1,924	(348)	5,068	1,234	48	9,076

Fair value of equity component of convertible debt classified as financial liability	14				60			60

Adjusted balance as of January 1, 2005		1,150	1,924	(348)	5,128	1,234	48	9,136

Unrealized loss on cash flow hedge, net of tax	17					(67)		(67)
Foreign currency translation difference	17					(764)	1	(763)

Net income recognized directly in equity						(831)	1	(830)

Net profit					347		1	348

Total recognized income for 2005					347	(831)	2	(482)

Employee share award scheme:
Value of services provided	16					118		118
Exercise of share options	16	3	32					35
Dividends, $0.12 per share	17				(107)			(107)

		3	32		(107)	118		46

Balance as of December 31, 2005		1,153	1,956	(348)	5,368	521	50	8,700

Unrealized profit on cash flow hedge, net of tax	17					14		14
Foreign currency translation difference	17					532		532

Net income recognized directly in equity						546		546

Net profit					964		2	966

Total recognized income for 2006					964	546	2	1,512

Employee share award scheme:
Value of services provided	16					46		46
Distribution of treasury shares	16			17	(16)			1
Exercise of stock options	16	3	25					28
Dividends, $0.12 per share	17				(107)			(107)

		3	25	17	(123)	46	—	(32)

Balance as of December 31, 2006		1,156	1,981	(331)	6,209	1,113	52	10,180

The accompanying notes are an integral part of these consolidated financial statements.

STMICROELECTRONICS N.V. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	Year Ended December 31,
In million of U.S. dollars	Note	2006	2005
Cash flows from operating activities:
Cash generated from operations	26	2,833	2,091
Interest paid		(29)	(17)
Income tax paid		(117)	(90)

Net cash from operating activities		2,687	1,984

Cash flows from investing activities:
Payment for purchase of tangible assets	10	(1,555)	(1,523)
Proceeds from the sale of tangible assets	10	22	82
Investment in intangible and financial assets	9, 11	(398)	(287)
Proceeds from the sales of affiliates		7	—
Capital contributions to associates	3	(213)	(38)
Restricted cash for equity investments	3	(218)	—
Investment in short-term deposits	25	(903)	—
Proceeds from maturity of short-term deposits	25	653	—
Purchase of available for sale financial assets	4	(460)	—
Interest received		116	52

Net cash used in investing activities		(2,949)	(1,714)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	16	28	35
Proceeds from issuance of convertible bonds	14	962	—
Proceeds from issuance of long-term debt	14	782	50
Repayment of convertible bonds	14	(1,377)	—
Repayment of long-term debt	14	(145)	(110)
Dividends paid to the Company’s shareholders	17	(107)	(107)
Other financing activities		—	1

Net cash used in financing activities		143	(131)

Effect of changes in exchange rates		66	(15)

Net cash increase (decrease)		(53)	124

Cash and cash equivalents at beginning of period		2,016	1,892

Cash and cash equivalents at end of period		1,963	2,016

Reconciliation of cash and cash equivalents
Cash and cash equivalents for balance sheet purposes		1,963	2,027
Bank overdrafts		—	(11)

Cash and cash equivalents for cash flow statement purposes		1,963	2,016

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except per share amounts)
1 — GENERAL INFORMATION
STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 to be the holding company for the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.
The Company and its subsidiaries (together “the Group”) are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.
These consolidated financial statements have been approved for submission to the annual general meeting of the shareholders by the Supervisory Board on March 20, 2007.
2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidation financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
Certain prior year items have been reclassified to conform with current year presentation. The disclosure contained within the consolidated statement of changes in shareholders’ equity has been amended to more appropriately reflect the categorization of other reserves and retained earnings.
2.1 — Basis of preparation
These consolidated financial statements, prepared for Dutch statutory purposes, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form for the Company’s accounts further presented in these statutory financial statements.
All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts or unless otherwise stated. Under Article 35 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year. Interim periods are established for accounting purposes on a thirteen-week basis. In 2006, the Company’s first quarter ended on April 1, its second quarter ended on July 1, its third quarter ended on September 30 and its fourth quarter ended on December 31.

For internal and external reporting purposes, the Group follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is the Group’s primary accounting standard for the setting of financial and operational performance targets.
The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets and certain financial assets and financial liabilities (including derivative instruments) at fair value. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.23.
2.2 —Consolidation
The Group’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. The ownership of other interest holders is reflected as minority interests. Intergroup balances and transactions have been eliminated in consolidation.
Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill (Note 2.13). If the cost of acquisition is lower than the fair value of the Company’s share in the net assets of the entity acquired, the difference is recognized directly in the income statement.
Transactions and minority interests
The Group applies a policy of treating transactions with minority interest as transactions with parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interest result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

Associates
Associates include all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented on the face of the consolidated balance sheet as “Investments in associates”.
The Group’s share in its associates’ profit and losses is recognized in the income statement as “Share of loss of associates” and in the balance sheet as an adjustment against the carrying amount of the associate. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivable, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized gains on transaction between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred. Accounting policies of associated have been changed where necessary to ensure consistency with policies adopted by the Group.
2.3 — Foreign currency translation
Functional and presentation currency
The U.S. dollar is the presentation currency for the Group and the functional currency for the Company, which is the currency of the primary economic environment in which the Company operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, labor costs are concentrated primarily in the countries that have adopted the euro currency.
Translation and balances
The functional currency of each subsidiary throughout the group is either the local currency or the US dollar, determined on the basis of the economical environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the financial statements of the Company’s subsidiaries having the local currency as functional currency are translated at current rates of exchange at the balance sheet date. Income and expense items and cash flow items are translated at the monthly average exchange rate of the period, which has been determined to be representative of the exchange rates at the date of the respective transactions. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of “other reserves” in the consolidated statements of changes in equity.
Assets, liabilities, revenues, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate during the month of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity’s functional currency are re-

measured into the functional currency at the exchange rate prevailing at the balance sheet date. The related exchange gains and losses are recorded in the consolidated statements of income as “Other income and expenses, net”.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
2.4 — Revenue Recognition
Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating intercompany sales within the Group.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. In particular, revenue is recognized as follows:
Sales
Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer. This usually occurs at the time of shipment. Distribution costs are recorded in “cost of sales”.
Other revenues
Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements.
Fundings
Fundings received by the Group are mainly from governmental agencies and income is recorded when all qualifying expenditures have been performed and the Group has obtained sufficient evidence from the relevant authorities that the credit will be granted. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities, and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that require beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. In accordance with the Group’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “other income” in the Group’s consolidated statements of income. Public funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. No major public funding is received for development projects recognized by the Group as intangible assets, which would have supposed that the Group would have recognized such funding as a reduction of the corresponding intangible assets.
The Group receives certain specific project-related research tax credits in some of its tax jurisdictions. Such credits can be recovered through the reduction of income tax to be paid for the year. Nevertheless, the Group is entitled to receive in cash such credit even if no income tax is expected to be paid. As such the Group recognizes these credits as research and development funding, which are included in “other income” in the consolidated statements of income.
Capital investment funding is recorded as a reduction of “property, plant and equipment” and is recognized in the Group’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives. The Group also receives capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges. The funding has been classified as long-term receivable and is reflected in the balance sheet at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance cost”.
The Group receives certain loans, mainly related to large capital investment projects, at preferential interest rates. The Group records these loans at their nominal value as debt in its consolidated balance sheets, which has also been determined to approximate its effective rate based on the term outstanding.
2.5 — Research and development
Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development alliances entered with other companies for joint research initiatives. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research costs are charged to expense as incurred.
Expenditures incurred on development projects, mainly related to the design and testing of new or improved products are recognized as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Development expenditures recognized as assets are amortized over their estimated useful lives, not exceeding three years (Note 2.12). Other development costs are recognized as an expense as incurred. Development costs recognized as an expense are not recognized as an asset in a subsequent period. The amortization expense recognized on capitalized development costs is recorded as cost of sales. Amortization expense on technologies and licenses purchased by the Group from third parties to facilitate the Group’s research is recorded as research and development expenses.

2.6 — Start-up costs
Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or 6-months after the fabrication line’s quality qualification. No sales are associated with these costs. As such, they are not included as part of cost of sales and are presented in “other expenses” in the consolidated statements of income.
2.7 — Income taxes
Income tax expense represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Income tax expense for specific tax assessments are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded, using the liability method, for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
The Group does not provide deferred income taxes on temporary differences arising on investments in subsidiaries and associates because the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future, or if reversed, will not be subject to tax.
Certain specific research tax credits received in some of the tax jurisdictions of the Group are recognized as research and development funding and included in “other income” in the consolidated statements of income since the Group is entitled to receive in cash such credit even if no income tax is expected to be paid for the year in which the research tax credit must be recognized.
2.8 — Earnings per share
Basic earnings per share are computed by dividing net profit by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net profit (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to stock options granted, nonvested shares and convertible debt to the extent such incremental shares are dilutive. Nonvested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the balance sheet date and if the awards are dilutive.

2.9 — Cash and cash equivalents
Cash and cash equivalents represents cash on hand, deposits at call with banks, highly liquid investments with insignificant interest rate risk purchased with an original maturity of ninety days or less. For cash flow presentation purposes, cash and cash equivalents includes bank overdrafts. Bank overdrafts are shown as part of current liabilities on the consolidated balance sheet.
2.10 — Trade accounts receivable
The accounts receivable are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, less a provision for impairment. The Group maintains a provision for impairment of receivables for estimated losses resulting from its customers’ inability to make required payments. The amount of provision is the difference between the asset’s carrying amount and the present value of the estimated present cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement as “selling, general and administrative expenses”.
2.11 — Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
The Company performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Group evaluates its product inventory to identify obsolete or slow-selling stock by computing any excess inventory based on the previous quarter sales, orders’ backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to cost of sales.
2.12 — Intangible assets subject to amortization
Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, purchased software, internally developed software which is capitalized and costs incurred on other development projects that meet all capitalization criteria as defined in IAS 38 (revised), Intangible Assets. Intangible assets subject to amortization are reflected net of any impairment losses. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value and value in use. The fair value would normally be estimated based on independent market appraisals, the value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset or to the cash-regenerating unit to which it relates.

Amortization is computed using the straight-line method over the following estimated useful lives:

Technologies & licenses	3-7 years
Purchased software	3-4 years
Internally developed software	4 years
Capitalized development costs	3 years
The Group evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.
The capitalization of costs for internally generated software developed for the Group’s internal use begins when preliminary project stage is completed and when the Group, implicitly or explicitly, authorizes and commits to funding a computer software project since it will be probable that the project will be completed and will be used to perform the function intended.
Expenditures incurred on development projects, mainly related to the design and testing of new or improved products, are recognised as intangible assets net of any material government funding directly attributable to the specific projects when the Group can demonstrate all of the following: (i) the technical feasibility of completing the item under development so that it will be available for use or sale; (ii) its intention to complete the item under development and to use it or sell it; (iii) its ability to use or sell the intangible asset under construction; (iv) how the item under development will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and (vi) its ability to measure reliably the expenditure attributable to the project during its development. Development costs that have been capitalized are amortized on a straight-line basis over the period of their expected benefits, not exceeding three years. Development costs incurred before the Group can demonstrate the compliance with the capitalization criteria described above and after the commencement of the generation of benefits through the use or production of the developed item are not capitalized and are recognized in the consolidated statements of income as research and development expenses.
2.13 — Goodwill
Goodwill recognized in business combinations is not amortized but rather is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. These CGUs, which represent a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management are further described in detail in Note 8. This impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ net selling price and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis to assets. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit.

Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.
2.14 — Property, plant and equipment
Property, plant and equipment are stated at historical cost, net of government fundings, depreciation and any impairment losses. Major additions and improvements are capitalized, minor replacements and repairs are charged to the consolidated statement of income.
Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-6 years
Computer and R&D equipment	3-6 years
Other	2-5 years
The Group evaluates each period whether there is reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment, such as: significant changes in the technological, market, economic or legal environment in which the Group operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is normally estimated by the Group based on independent market appraisals. The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset, using market assumptions such as the utilization of the Group’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Group also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.
When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “other income” in the consolidated statements of income.
Leasing agreements in which a significant portion of the risks and rewards of ownership are retained by the Group are classified as finance leases. These leases are included in “property, plant and equipment” and depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset.

Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.
2.15 — Financial Assets
The Group classifies its financial assets in the following categories: financial assets at fair value through profit and loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.
Financial assets at fair value through profit and loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than twelve months after the balance sheet date, which are classified as non-current assets. Their discounted value, net of any provision for impairment, is assumed to approximate their fair value. Loans and receivables are carried at amortized cost using the effective interest method.
Available-for-sale financial assets
For those financial assets with a readily determinable fair value and that are classified as available-for-sale, the marketable securities are reported at fair value with changes in fair value recognized as a separate component of “other reserves” in the consolidated statements of changes in equity. Impairment losses are recorded in net profit based on the Group’s assessment of any significant, sustained reductions in the investment’s market value, and of the market indicators affecting the securities. Gains and losses on marketable securities sold are computed for each specific asset and are recorded as “other income” or “other expenses” in the consolidated statement of income.
Purchases and sales of investments are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.16 — Derivative Instruments
Foreign Currency Forward Contracts and Currency Options Not Designated as a Hedge
The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. In addition forward contracts and currency options are also used by the Company to reduce its exposure to U.S. dollar fluctuations in euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on the Company’s behalf by subsidiaries. These intercompany transactions are not closely limited to ultimate transactions with third parties. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “other income” or “other expenses” in the consolidated statements of income.
Cash Flow Hedges
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedged in 2006 and 2005 a portion of its euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros. The foreign currency forward contracts and the currency options used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction, close link to ultimate sales to third parties and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract. For these derivatives, the gain or loss from the effective portion of the hedge is reported as a component of “other reserves” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “other income” and “other expenses” in the consolidated statements of income when an ineffective portion of the hedge is identified.
Fair Value Hedges
In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bond due to 2016 to a variable interest rate based upon adjusted LIBOR. As of December 31, 2006 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds are reflected at their fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. At December 31, 2006 the cancellable swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “other income and expenses, net”. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the cancellable swaps will continue to be recorded in the consolidated income statement.
2.17 — Employee benefits
Pension obligations
The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.
The liability recognized in the consolidated balance sheet in respect of defined pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in income, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after the balance sheet date are discounted to present value. In the case of an offer made to encourage voluntary redundancy, the Group bases the measurement of termination benefits on the number of employees expected to accept the offer.
Profit-sharing and bonus plans
The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.
Share-based compensation
The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards granted. Any applicable employee social charges are also expensed ratably over the same period as the share-based compensation expense.
Share Options
At December 31, 2006, the Group had five employee and Supervisory Board share-option plans, which are described in detail in Note 16. In 2005, the Group redefined its equity-based compensation strategy by no longer granting options but rather issuing non-vested shares. In July 2005, the Group amended its latest Share Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly. As part of this revised share compensation policy, the Group decided in July 2005 to accelerate the vesting period of all outstanding unvested share options, following authorization from the Group’s shareholders at the annual general meeting held on March 18, 2005. As a result, underwater options equivalent to approximately 32 million shares became exercisable immediately in July 2005. The fair value of the share options granted was measured using a Black—Scholes pricing model. The number of awards used to measured compensation expense was based on the best estimate of the number of share options expected to vest. Total compensation expense was recognized ratably through graded vesting. At acceleration of the vesting of all unvested share options, the corresponding compensation charge was recognized immediately in the consolidated statement of income for the year ended December 31, 2005 for the amount that otherwise would have been recognized for services received over the remainder of the vesting period.
Nonvested Shares
During 2005 and 2006 the Group granted nonvested shares to senior executives, selected employees and members of the Supervisory Board to be issued upon vesting from treasury shares. The shares were granted for free to employees and at their nominal value for the members of the Supervisory Board. The awards granted in 2005 to employees will contingently vest upon achieving market or performance conditions and progressively upon completion of a three-year service period. The awards granted in 2006 to employees will contingently vest upon achieving performance conditions only and a three years service period. Shares granted to the Supervisory Board vest unconditionally along the same vesting period as employees. Since nonvested shares granted to Supervisory Board members are not forfeited, even if the service period is not completed, their associated compensation cost has been recorded immediately at grant. The Group records compensation expense for the nonvested shares based on the fair value of the awards at grant date. The fair value of the nonvested shares affected by a market condition reflects a discount, using a Monte Carlo path-dependent pricing model, to measure the probability of achieving the market condition. Nonvested shares are further explained in Note 16.
2.18 — Financial Debt
Compound Financial Instruments
At December 31, 2006, the Group had two compound financial instruments consisting in convertible bonds issued in 2003 and 2006 respectively, on a ten-year maturity period each.
Compound financial instruments are assessed for separate accounting into debt and equity components based on the circumstances at the inception of the instruments. The Company recognizes separately the components of the financial instrument that a) creates a financial liability and b) grants an option to the holder of the instrument to convert it into an equity instrument of the Company. A conversion option embedded in the compound financial instrument is an equity instrument when the Company has an unconditional right through this option to avoid settlement in cash or another financial asset. When separate accounting is applied, the fair value of the liability portion of the convertible debt is determined using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This amount is recognized as a liability on an amortized cost basis until redeemed, extinguished on conversion or on the maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. When separate accounting cannot be applied because settlement in cash or another financial asset cannot be avoided, the conversion option is recorded at fair value and reported as a liability component as part of non-current liabilities on the consolidated balance sheet. Changes in fair value are recognized immediately at each reporting date on the line “other income or “other expenses” in the consolidated financial statements of income.
For the 2013 and 2016 convertible bonds, the bond terms enable the holder to receive a cash settlement under certain circumstances, and consequently, the Group has classified the share conversion option as a financial liability. Based on the existing market conditions at issuance, management estimated that separately valuing the embedded share conversion option would not be materially different from calculating this share conversion value as the residual amount of the total bond proceeds, less the fair value of the debt component. The Group determined the debt portion of the convertible debt using a market interest rate for an equivalent non-convertible debt with a term corresponding to the instrument’s estimated probable cash flows.
Debt issuance and other transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. The costs allocated to the liability component of the financial instrument are amortized in “finance cost” until extinguishment of the liability component.

Bank loans and Senior bonds
Bank loans including Senior bonds, are recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.
2.19 — Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Where any subsidiary purchases the Group’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs, (net of income taxes), is deducted from equity attributable to the Group’s shareholders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received net of directly attributable incremental transaction costs and the related income tax effect is included in equity attributable to the Group’s shareholders.
Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends were approved by the Company’s shareholders.
2.20 — Other reserves
Other reserves correspond to changes in equity of a business during a period except those resulting from investment by shareholders and distributions to shareholders. In the accompanying consolidated financial statements, “other reserves” consists of fair value of services provided under share award schemes, unrealized gains or losses on marketable securities classified as available-for-sale and the unrealized gain (loss) on derivative instruments designated as cash flow hedge, all net of tax as well as foreign currency translation adjustments.
2.21 — Provisions
Provisions for restructuring costs, and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.
2.22 — Segment reporting
A business segment is a group of assets and operations engaged in providing products that are subject to risk and returns that are different from those of other business segments. A geographical segment is engaged in providing products within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.
2.23 — Critical accounting estimates and judgments
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.
Provision for sales returns and sales deductions
Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled the Group to reliably estimate price protection provisions at period-end. The Group records the accrued amounts as a deduction of revenue at the time of the sale.
The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered as probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.
The Group’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Group does not carry insurance against immaterial non consequential damages. The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Group’s determination that the Group is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Group’s contractual terms and conditions limit its liability to the sales value of the products which gives rise to the claims.
The Company, when acting as a guarantor, recognizes, at the inception of a guarantee, a liability for the fair value of the obligation the Company assumes under the guarantee, in compliance with IAS 39, Financial Instruments: Recognition and Measurements. When the guarantee is issued in conjunction with the formation of a partially owned business or a venture accounted for under the equity method, the recognition of the liability for the guarantee results in an increase to the carrying amount of the investment. The liabilities recognized for the obligations of the guarantees undertaken by the Company are measured subsequently on each reporting date, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets the initial liability being reduced as the Company, as guarantor, is released from the risk underlying the guarantee.
Trade receivables
The Group maintains impairment for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments. The Group bases its estimates on historical collection trends. Furthermore, the Group is required to evaluate its customers’ credit ratings from time to time and take an additional provision for any specific account that it estimates as doubtful. Although the Group has determined that its most significant customers are creditworthy, if the financial condition of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.
Income taxes
The Group is required to assess the likelihood of recovery of deferred tax assets. As of December 31, 2006, the Group believes that all of the deferred tax assets as recorded on the consolidated balance sheet, would ultimately be recovered. However, should there be a change in the Group’s ability to recover deferred tax assets or in the tax rates applicable in the various jurisdictions, this could have an impact on the Group’s future tax provision in the periods in which these changes could occur.
In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Group recognizes liabilities for anticipated tax audit issues based on estimates that probable additional taxes will be due. The Group reverses the liability and recognizes a tax benefit during the period if it ultimately determines that the liability is no longer necessary. An additional charge is recorded in income tax expense in the period in which the Group determines that the recorded tax liability is less than the Group expects the ultimate assessment to be.
Inventory
The valuation of inventory requires the Group to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Inventory is reduced to the expected realizable value for any excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory adjustments, which would have a negative impact on the gross margin.
Impairment of long-lived assets
Long-lived assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 2.12, 2.13 and 2.14. Considerable management judgments are necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of fab, lower than anticipated sales for products which capitalize rights, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.
Pension obligations
The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.
Restructuring charges
The Group has undertaken, and may continue to undertake, significant restructuring initiatives, which have required, or may require in the future, to develop formalized plans for exiting activities or to dispose of certain activities. In accordance with IAS 37 accounting requirements, the Group recognizes the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. Given the significance and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As the Group operates in a highly cyclical industry, it continues to evaluate business conditions. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, the Group may be required to incur additional charges as well as to change estimates of amounts previously recorded in the period in which such determination is made.
2.24 — Recent accounting pronouncements
a) Amendments to published standards effective in 2006 and early adopted in 2005:
The Group early adopted in 2005 IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions, effective from January 1, 2006. The amendment allows the foreign currency risk of highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit and loss. This amendment is relevant to the Group’s operations, as the Group uses forward contracts to reduce its exposure to U.S. dollar fluctuations in euro-denominated forecasted intercompany transactions related to front-end manufacturing production costs of semi-finished goods incurred on behalf of the Company by subsidiaries. The foreign currency forward contracts used to hedge exposures meet the criteria for designation as cash flow hedges.
The Company also entered into forward contracts in 2006 and 2005 to minimize the exposure to euro denominated expenses incurred related to corporate expenses and R&D costs. These intercompany transactions are not closely linked to ultimate transactions with third parties and these forward contracts do not qualify as hedging instruments.
b) Amendments to published standards and interpretations effective in 2006 and relevant for the Group’s operations:
IAS 19 (Amendment), Employee Benefits is mandatory for the Group’s accounting periods beginning on or after January 1, 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change accounting policies adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacted the format and extent of disclosures presented in its consolidated financial statements.
IAS 39 (Amendment), The fair Value Option is mandatory for the Group’s accounting periods beginning on or after January 1, 2006. This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. Adoption of this amendment had no impact on the classification of the Group’s financial instruments.
IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts, is mandatory for the Group’s accounting periods beginning on or after January 1, 2006. This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of; (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. The Group applied this amendment in 2006, after assessing the impact of arrangements within the scope of IAS 39, as amended.
IFRIC Interpretation No. 4, determining whether an Arrangement contains a Lease (“IFRIC 4”) is mandatory for the Group’s accounting periods beginning on or after January 1, 2006, with early application permitted. This interpretation gives guidance on determining whether arrangements that do not take the legal form of a lease should nonetheless be accounted for in accordance with International Accounting Standard No. 17, Leases (“IAS 17”). It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. The Group adopted IFRIC 4 in 2006 and, after assessing the impact of arrangements within the scope of IFRIC 4 concluded that IFRIC 4 did not have any impact on its financial position and results of operations.

IFRIC Interpretation No. 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (“IFRIC 6”) is mandatory for the Group’s accounting periods beginning on or after December 1, 2005, with early application permitted. This interpretation gives guidance on the accounting for liabilities for waste management costs and clarifies when producers of electrical goods will need to recognize a liability for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households. Upon adoption of IFRIC 6, the Group identified its obligations for waste management costs and determined that none had an effect on its financial position or results of operations.
c) Standards, amendments to published standards and interpretations effective in 2006 but not relevant for the Group’s operations:
The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but are not relevant for the Group’s operations:
O	IFRS 6, Exploration for and Evaluation of Mineral Resources;

O	IAS 21 (Amendment), Net Investment in a Foreign Operation;

O	IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources; and

O	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;
d) Interpretations that are not yet effective and have been early adopted by the Group:
IFRIC Interpretation No. 8, Scope of IFRS 2 (“IFRIC 8”) is effective for annual periods beginning on or after May 1, 2006, with early application permitted. This Interpretation states that International Financial Reporting Standard No. 2, Share-Based Payment (“IFRS 2”) applies to arrangements whereby an entity makes share-based payments for apparently zero or inadequate consideration. IFRIC 8 specifies that if the identifiable consideration appears to be less than the fair value of the issued equity or the incurred liability, it is an indication that other consideration has been or will be received and should therefore be accounted under IFRS 2. The Group early adopted IFRIC 8 in 2006. This early adoption did not have any material impact on the Group’s financial position or results of operations.
IFRIC Interpretation No. 9, Reassessment of Embedded Derivatives (“IFRIC 9”) is applicable for annual periods beginning on or after June 1, 2006, with early application permitted. This Interpretation applies to all embedded derivatives under IAS 39 to clarify whether the treatment of an embedded derivative has to be reassessed if certain events occur. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would have been required under the contract, in which case reassessment is required. The Group early adopted IFRIC 9 in 2006. Such adoption did not have any material impact on the Group’s financial position and results of operations.
IFRIC Interpretation No. 11, Group and Treasury Share Transactions (“IFRIC 11”) is effective for annual periods beginning on or after March 1, 2007, with early application permitted. This Interpretation addresses how to apply IFRS 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group. Specifically the Interpretation:
–	requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained;

–	provides guidance on whether share-based payment arrangements in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent should be accounted for as cash-settled or equity-settled in the entity’s financial statements.
This Interpretation is relevant for the Company’s stock-award plans, since the Company granted in 2006 and 2005 rights to its equity instruments to the employees of its subsidiaries. The Company early adopted IFRIC 11 in 2006.
e) Standards that are not yet effective and have not been early adopted by the Group:
International Financial Reporting Standard No. 7, Financial Instruments: Disclosures (“IFRS 7”) is effective for annual periods beginning on or after January 1, 2007, with early adoption permitted. Its main objective is the revision and enhancement of the disclosures in International Accounting Standard No. 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions (“IAS 30”) and International Accounting Standard No. 32, Financial Instruments: Disclosure and Presentation (“IAS 32”). IFRS 7 requires disclosure of the significance of financial instruments for an entity’s financial position and performance, which incorporate many of the requirements previously in IAS 32. IFRS 7 also requires qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The Group will adopt IFRS 7 in 2007 and is currently evaluating the effect of IFRS 7 on its disclosures concerning financial instruments.
International Financial Reporting Standard No. 8, Operating Segments (“IFRS 8”), is effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces International Accounting Standard No. 14, Segment Reporting (“IAS 14”) and aligns segment reporting with the requirements of the US standard Statement of Financial Accounting Standard No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”). IFRS 8 requires an entity to adopt the “management approach” to reporting on the financial performance of its operating segments. The adoption of IFRS 8 will only impact the format and extent of disclosures presented in the Company’s consolidated financial statements on segment information, which is currently presented in Note 32.
f) Interpretations that are not yet effective and not relevant for the Group’s operations:
The following interpretations to existing standards that have been published are mandatory for the Group’s accounting periods on or after March 2006 or later periods but are not relevant for the Group’s operations:
o	IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies;

o	IFRIC 10, Interim Financial Reporting and Impairment

o	IFRIC 12, Service Concession Arrangements
3 — INVESTMENTS IN ASSOCIATES

	December 31, 2006	December 31, 2005
Beginning of the year	35	6
Acquisition of investments:
Hynix ST Investment	212	38
Hynix ST Guarantee	15	—
Sale of investments:
UPEK, Inc.	—	(6)
Share of loss of associates	(7)	(3)
Foreign currency translation differences	6	—
End of the year	261	35
The Group’s share of the results of its principal associates, all of which are unlisted, and its share of the assets, are detailed as follows:
December 31, 2006

	Country of
Name	incorporation	Assets	Liabilities	Revenues	Profit/(loss)	% interest held
Hynix ST Investment	China	2,100	1,360	243	(19)	33%
December 31, 2005

	Country of
Name	incorporation	Assets	Liabilities	Revenues	Profit/(loss)	% interest held
Hynix ST Investment	China	117	14	—	(10)	33%
Hynix ST Investment
The Company signed in 2004 an agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. will contribute $500 million for a 67% equity interest and the Company will contribute $250 million for a 33% equity interest. In addition, the Company committed to grant a financial guarantee on $250 million in long-term financing to the venture guaranteed by the subordinated collateral of the venture’s assets. The Company contributed the total $250 million as previously planned in the venture agreement by December 31, 2006. Due to regulatory and withholding issues the Company could not directly provide the venture with the $250 million long-term financing as originally planned. As a consequence, in the fourth quarter of 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the venture, being $250 million the maximum potential amount of future payments the Company, as guarantor, could be required to make under the guarantee. In 2006 the Company placed $218 million of cash on the guarantee deposit account, which was reported as “restricted cash for equity investments” on the consolidated balance sheet as at December 31, 2006. The debt guarantee was evaluated under IAS 39, Financial Instruments: Recognition and Measurements. It resulted in the recognition of a $15 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at December 31, 2006 and was recorded against the value of the equity investment.
The Company accounts for its share in the Hynix ST venture under the equity method based on the actual results of the venture. Total equity investment amounted to $261 million as of December 31, 2006, after losses totalling $7 million in the year ended December 31, 2006 recorded as “share of loss of associates” and including the $15 million for the fair value of the guarantee agreement.
4 — AVAILABLE-FOR-SALE FINANCIAL ASSETS
In 2006, the Company invested $460 million of existing cash in eleven floating rate notes with primary financial institutions with minimum rating “A1/A+” with a maturity between twenty one months and six years. These marketable securities were reported as current assets as at December 31, 2006 since they represent investments of funds available for current operations. These financial assets are classified as available-for-sale and are recorded at fair value, which is slightly lower than the carrying value as at December 31, 2006, with changes in fair value recognized as a separate component of “Other Reserves” in the consolidated statement of changes in shareholders’ equity. Subsequently, the Company entered into a basis asset swap for one floating rate note for a notional amount of $50 million purchased at par. Even if strictly related to the underlying note, the swap is contractually transferable independently of the marketable security to which it is attached. As such, the asset swap was recorded separately from the underlying financial asset and was reflected at its fair value in the consolidated balance sheet on the line “Other receivables and assets” as at December 31, 2006. The changes in the fair value of this derivative instrument were recorded in the consolidated statement of income as part of “Other income and expenses, net” and did not exceed $1 million for the year ended December 31, 2006.
In 2006 and 2005, no financial asset classified as available-for-sale was sold. As at December 31, 2005, the Company did not report any financial assets classified as available-for-sale.
5 — TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable consisted of the following:

	December 31, 2006	December 31, 2005
Trade accounts receivable	1,620	1,517
Provision for impairment	(31)	(27)
Total	1,589	1,490
Impairment losses recognized in 2006 and 2005 were $7 million and $7 million, respectively. In 2006 and 2005, one customer, the Nokia group of companies, represented 21.8% and 22.4% of consolidated total revenues, respectively. Creation and release of provision for impaired receivables have been reported as selling, general and administrative expenses in the consolidated statements of income.

6 — INVENTORIES
Inventories consisted of the following:

	December 31, 2006	December 31, 2005
Raw materials	80	60
Work-in-process	1,033	881
Finished products	527	472
Total	1,640	1,413
7 — OTHER RECEIVABLES AND ASSETS
Other receivables and assets consisted of the following:

	December 31, 2006	December 31, 2005
Receivables from government agencies	230	226
Taxes and other government receivables	194	189
Advances to suppliers	5	2
Advances to employees	13	10
Prepaid expenses	37	48
Sundry debtors	39	67
Other	74	44
Total	592	586
The carrying amounts are assumed to approximate fair value. Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects. As at December 31, 2006, the Company identified certain machinery and equipment to be disposed of by sale, amounted to $4 million, located in its back-end sites in Morocco and Malaysia, following the decision of the Company to get disengaged from certain activities as part of its latest restructuring initiatives. These assets are reflected at their carrying value, which did not exceed their selling price less selling costs. These long-lived assets are not depreciated until disposal by sale which is expected to occur within one year. As at December 31, 2005, assets held for sale amounted to $4 million and primarily consisted of land to be disposed of by sale located in France. The property was sold as originally planned in 2006 and generated a gain on sale of non-current assets amounting to $3 million.
8 — GOODWILL
Changes in the carrying amount of goodwill are presented in the following segment-level summary of goodwill allocation:

	Application Specific	Memory
	Products	Products	Other	Total
December 31, 2004	123	64	1	188
Goodwill Impairment	(10)	—	—	(10)
Foreign currency translation	—	(3)	(1)	(4)
December 31, 2005	113	61	—	174
Goodwill Impairment	(6)	—	—	(6)
Foreign currency translation	—	8	—	8
December 31, 2006	107	69	—	176

Goodwill is allocated to the Group’s cash-generating units (“CGUs”). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections, on a pre-tax basis, based on financial budgets approved by management covering a five-year period.
The key-assumptions used for value-in-use calculations are based on a five-year plan of each CGU tested including average annual revenues growth, in aggregate for relevant CGUs, higher than Group’s average by approximately 7% resulting from the forecasted faster growth for these businesses and their incoming new products, and an average gross margin over the five-year period within a range of 30% and 48%. A mid-point 12% discount rate has been applied to the cash flow projections.
These assumptions have been used, as applicable, for the analysis of each CGU within the product segments. Management determined budgeted gross margin based on past performance and its expectations for the market development. The average yearly growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.
In 2006, the Company decided to cease product development from technologies inherited from Tioga business acquisition. The Company reports Tioga business as part of the Application Specific Product Groups (“ASG”) product segment. Following this decision, the Company incurred in 2006 a $6 million impairment charge corresponding to the write-off of Tioga goodwill. This impairment charge was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2006 (see Note 20).
In 2005, the Group decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. The Group reports CPE business as part of the Access CGU, included in the Application Specific Products Group (“ASG”) segment. Following the decision to discontinue a portion of this CGU, the Group, in compliance with IAS 36, Impairment of Assets, re-measured using market comparables goodwill associated with the business to be discontinued on the basis of the relative values of the business to be discontinued and the portion of the CGU retained. The reassessment resulted in a $10 million goodwill impairment in 2005.
9 — INTANGIBLE ASSETS
Intangible assets consisted of the following:

		Accumulated Amortization
December 31, 2006	Gross Cost	and Impairments	Net Cost
Purchased technologies & licenses	353	(258)	95
Purchased software	193	(149)	44
Internally developed software	134	(62)	72
Capitalized development costs	543	(25)	518
Total	1,223	(494)	729

		Accumulated Amortization
December 31, 2005	Gross Cost	and Impairments	Net Cost
Purchased technologies & licenses	309	(199)	110
Purchased software	162	(114)	48
Internally developed software	114	(48)	66
Capitalized development costs	238	(4)	234
Total	823	(365)	458
Changes in the net carrying amount of intangible assets are detailed as follows:

	Purchased		Internally	Capitalized
	technologies &	Purchased	developed	development
	licenses	software	software	costs	Total
December 31, 2004	176	48	67	—	291
Additions	18	15	29	238	300
Disposals	(2)	1	(3)	—	(4)
Transfers	—	12	(12)	—	—
Amortization expense	(59)	(25)	(14)	(4)	(102)
Impairment charges	(22)	—	—	—	(22)
Foreign currency translation	(1)	(3)	(1)	—	(5)
December 31, 2005	110	48	66	234	458
Additions	34	7	40	311	392
Disposals	5	6	(12)	—	(1)
Transfers	1	9	(9)	—	1
Amortization expense	(52)	(28)	(14)	(21)	(115)
Impairment charges	(4)	—	—	(6)	(10)
Foreign currency translation	1	2	1	—	4
December 31, 2006	95	44	72	518	729
The aggregate amortization expense in 2006 and 2005 was $115 million and $102 million, respectively. The 2006 amortization expense included $34 million in costs of sales, $50 million in research and development and $31 million in selling general and administrative. The 2005 amortization expense included $10 million in costs of sales, $61 million in research and development and $31 million in selling general and administrative.
Pursuant to its decision to cease product development from technologies inherited from Tioga business acquisition, the Company recorded in 2006 a $4 million impairment charge on technologies purchased as part of Tioga business acquisition, which were determined to be without any alternative use. This impairment charge was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for the year ended December 31, 2006 (see Note 20).
10 — PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consisted of the following:

December 31, 2006	Gross Cost	Accumulated Depreciation	Net Cost
Land	91	—	91
Buildings	1,208	(319)	889
Buildings under finance lease	61	(39)	22
Facilities and leasehold improvements	3,135	(1,668)	1,467
Machinery and equipment	14,463	(10,940)	3,523
Computer and R&D equipment	551	(441)	110
Other tangible fixed assets	156	(118)	38
Construction in progress	289	(3)	286
Total	19,954	(13,528)	6,426

December 31, 2005	Gross Cost	Accumulated Depreciation	Net Cost
Land	84	—	84
Buildings	1,071	(267)	804
Buildings under finance lease	55	(29)	26
Facilities and leasehold improvements	2,715	(1,294)	1,421
Machinery and equipment	12,473	(9,063)	3,410
Computer and R&D equipment	492	(381)	111
Other tangible fixed assets	131	(103)	28
Construction in progress	295	—	295
Total	17,316	(11,137)	6,179
Changes in the net carrying amount of tangible assets are detailed as follows:

			Buildings
			under	Facilities and	Machinery	Computer	Other
			finance	leasehold	and	and R&D	tangible	Construction
	Lands	Buildings	lease	improvements	equipment	equipment	fixed assets	in progress	Total
December 31, 2004	93	771	35	1,576	4,317	134	17	503	7,446
Additions	—	—	—	65	822	43	95	394	1,419
Disposals	(2)	(22)	—	(4)	(105)	(1)	(78)	(2)	(214)
Transfers	1	174	—	190	190	2	5	(562)	—
Other	—	—	(6)	—	—	—	—	—	(6)
Depreciation expense	—	(35)	—	(252)	(1,494)	(54)	(11)	—	(1,846)
Foreign currency translation	(8)	(84)	(3)	(154)	(320)	(13)	—	(38)	(620)
December 31, 2005	84	804	26	1,421	3,410	111	28	295	6,179
Additions	1	(4)	—	81	1,126	42	51	282	1,579
Disposals	1	4	—	(1)	(14)	—	(34)	(4)	(48)
Transfers	(1)	53	—	133	116	1	5	(307)	—
Other	—	—	(6)	(4)	(1)	—	—	—	(11)
Depreciation expense	—	(35)	—	(265)	(1,311)	(52)	(10)	(3)	(1,676)
Foreign currency translation	6	67	2	102	197	8	(2)	23	403
December 31, 2006	91	889	22	1,467	3,523	110	38	286	6,426
The depreciation charge in 2006 and 2005 was $1,676 million and $1,846 million respectively. The 2006 depreciation charge included $1,471 million in costs of sales, $177 million in research and development and $28 million in selling general and administrative. The 2005 depreciation charge included $1,656 million in costs of sales, $156 million in research and development and $34 million in selling general and administrative.
Capital investment funding has totalled $15 million and $38 million in the years ended December 31, 2006 and 2005, respectively. Public grant funding , recognised over the useful life of the asset as reduction of depreciation expense, reduced the depreciation charge by $54 million and $66 million in 2006 and 2005, respectively.

11 — INVESTMENTS AND OTHER NON-CURRENT ASSETS
Investments and other non-current assets consisted of the following:

	December 31, 2006	December 31, 2005
Investments	39	36
Long-term receivables related to funding	36	33
Long-term receivables related to tax refund	33	27
Deposits and other long-term receivables	35	22
Total	143	118
The funding has been classified as long-term receivable and is reflected in the balance sheet at its discounted net present value. The effective interest rates on non-current receivables were as follows:

	December 31, 2006	December 31, 2005
Long-term rate related to funding receivables	4.03%	1.26%
12 — OTHER PAYABLES, ACCRUED LIABILITIES AND PROVISIONS
Other payables, accrued liabilities and provisions consisted of the following:

	December 31, 2006	December 31, 2005
Provisions:
Provision for restructuring (Note 20)	29	41
Provision for legal claims	—	—
Provision for warranty cost	6	7

Total provisions	35	48

Taxes other than income taxes	78	77
Salaries and wages	308	248
Social charges	135	113
Advances received on government fundings	28	24
Termination and defined contribution plan benefits	10	21
Other accrued liabilities	79	86
Total	673	617
Other accrued liabilities are composed of individually not material amounts at December 31, 2006 and 2005 respectively.
In addition to the provisions listed above, at December 31, 2006 and 2005 the Company had a total provision related to income tax potential claims and risk exposures for an amount of $70 million and $123 million, respectively. These amounts are reflected in the “current income tax liabilities” in the Company consolidated balance sheets.
13 — RETIREMENT BENEFIT OBLIGATIONS
The Group has a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The Group uses at end periods, measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. The amounts recognized in the balance sheet are determined as follows:

	December 31, 2006	December 31, 2005
Benefit obligations wholly or partially funded	(353)	(303)
Fair value of plan assets	241	194
Benefit obligations wholly unfunded	(220)	(207)

Unrecognized actuarial gain and loss	(13)	16
Unrecognized past service cost	9	—

Total pension liabilities	(336)	(300)
The movement in the liability recognized in the consolidated balance sheet is as follows:

	2006	2005
Beginning of the year	300	303
Exchange differences	31	(23)
Total expense charged in the income statement	63	50
Contributions paid	(58)	(30)

End of year	336	300
The actual return on plan assets was $15 million in 2006 and $21 million in 2005.
The weighted average assumptions used in the determination of the benefit obligations were as follows:

Assumptions	2006	2005
Discount rate	4.34%	4.71%
Future salary increases	3.34%	3.14%
The amounts recognized in the income statement are as follows:

	Year ended	Year ended
	December 31, 2006	December 31, 2005
Current service cost	40	40
Interest cost	25	21
Expected return on plan assets	(13)	(11)
Amortization of unrecognized prior service cost	12	—
Amortization of actuarial net loss (gain)	4	—
Gain on plan settlement	(5)	—
Total pension costs	63	50
The weighted average assumptions used in the determination of pension costs were as follows:

Assumptions	2006	2005
Discount rate	4.74%	4.34%
Expected long-term rate of return on funds for the pension expense of the year	6.05%	6.34%
Future salary increases	3.14%	3.34%

The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Group modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.
Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory.
The Company pension plan asset allocation at December 31, 2006 and 2005 and target allocation for 2006 are as follows:

	Target	Percentage of Plan Assets
	allocation	at December
Asset Category	2006	2006	2005
Equity securities	53%	55%	61%
Fixed income securities	33%	33%	37%
Real estate	5%	4%	2%
Other	9%	8%	—
Total	100%	100%	100%
The Company’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s equity portfolios are managed in such a way as to achieve optimal diversity. The Company does not manage any assets internally.
The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

14 — LONG-TERM DEBT
Long-term debt consisted of the following:

	December 31,	December 31,
	2006	2005
Bank loans:
3.42% (weighted average), due 2006, floating interest rate at Libor + 0.30%	0	45
2.54% (weighted average), due 2007, fixed interest rate	65	120
5.68% (weighted average), due 2007, variable interest rate	30	36
5.72% due 2008, floating interest rate at Libor + 0.40%	49	25
5.81% due 2009, floating interest rate at Libor + 0.40%	35	—
5.81% due 2010, floating interest rate at Libor + 0.40%	—	25

Funding program loans (held at nominal amount):
5.35% (weighted average), due 2006, fixed interest rate	—	4
1.43% (weighted average), due 2009, fixed interest rate	18	22
0.90% (weighted average), due 2011, fixed interest rate	45	50
2.87% (weighted average), due 2012, fixed interest rate	12	12
0.50% (weighted average), due 2014, fixed interest rate	8	—
0.83% (weighted average), due 2017, fixed interest rate	53	47
5.38% due 2014, floating interest rate at Libor + 0.017%	140	—

Finance leases:
4.89%, due 2011, fixed interest rate	23	26

Senior Bonds:
4.08%, due 2013, floating interest rate at EURIBOR + 0.40%	659	—

Convertible debt:
-0.50% convertible bonds due 2013	2	1,356
1.5% convertible bonds due 2016	737	—

Total long-term debt	1,876	1,768
Less current portion	(136)	(1,499)

Total long-term debt, less current portion	1,740	269
Long-term debt is denominated in the following currencies:

	December 31,	December 31,
	2006	2005
U.S. dollar	988	1,431
Euro	818	206
Singapore dollar	65	120
Other	5	11

Total	1,876	1,768
Aggregate future maturities of long-term debt outstanding are as follows:

December 31,
2006
2006	136
2007	89
2008	83
2009	45
2010	30
Thereafter	1,493

Total	1,876
Convertible debt
In August 2003, the Group issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of

0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Group’s ordinary shares for each one thousand dollar face value of the bonds. The holders had the option to redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 bonds was classified in the consolidated balance sheet as “current portion of long-term debt” as of December 31, 2005. At any time from August 20, 2006 the Group had the option to redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Group’s share price.
When applying the first-time adoption requirements as set out in IFRS 1, the Group assessed for separate accounting in 2005 the two elements of equity and liability for the 2013 convertible bond, because it was the only convertible debt outstanding at the IAS 32 / 39 transition date on January 1, 2005. The fair value of the liability component and the equity conversion component were determined at issuance of the bond. The bond terms enable the holder to receive cash settlement under certain circumstances and, consequently, the Group has classified the share conversion option as a financial liability. The value at issuance of this share conversion option was $114 million, which has been reduced and fully reflected in adjusted retained earnings at January 1, 2005 because of the market expectation that the bond will be redeemed without any holder converting. Adjusted retained earnings at January 1, 2005 also included the cumulative amortized interest cost recorded on the bond totalling $54 million. The fair value of the debt component of the convertible debt amounted to $1,356 million as of December 31, 2005. Based on the existing market conditions at issuance, management estimated that separately valuing the embedded share conversion option would not be materially different from calculating the share conversion value as the residual amount of the total bond proceeds, after deducting the fair value of the debt component. The Group determined the fair value of the debt component using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a three-year timeframe corresponding to the period to the first date of redemption for cash at the option of the holder. The fair value was calculated using cash flows discounted at a rate based on the non-convertible debt rate of 2.96%. The embedded rights of the bond holder to extend the bond beyond the probable three year period, by not exercising their redemption option, were measured at fair value through profit and loss. The fair value of these embedded rights was not material at the end of 2005.
Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The Company may be required to purchase, at the option of the holder, the outstanding convertible bonds for cash on August 5, 2008 and/or August 5, 2010 at a price of $975.28 and $965.56 per convertible bond, respectively. The outstanding 2013 convertible debt amounted to approximately $2 million as at December 31, 2006, corresponding to the remaining 2,505 bonds.
In February 2006, the Company issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. In the event of any change in control, the holder has the right to require the Company to purchase for cash all or any part of the holder’s convertible bonds at its accreted value. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.
The Group assessed for separate accounting at issuance of the bond the two elements of equity and liability of the compound instrument. The bond terms enable the holder to receive cash settlement under certain circumstances and, consequently, the Group has classified the share conversion option as a financial liability in “Other non-current liabilities”, which was reported at fair value through profit and loss in the consolidated balance sheet at December 31, 2006. Based on the existing market conditions at issuance, management estimated that separately valuing the embedded share conversion option would not be materially different from calculating this share conversion value as the residual amount of the total bond proceeds, less the fair value of the debt component. The fair value of the debt component of the convertible debt amounted to $700 million at issuance and includes the value of the holder’s redemption option and the Company’s call options since these embedded derivatives were considered to be closely related to the host debt contract and could not be accounted for separately as freestanding derivatives. The Group determined the fair value of the liability component using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a ten-year timeframe corresponding to the period from issuance to maturity. The fair value was calculated using cash flows discounted at a rate based on the non-convertible debt rate of 5.50%, reduced by 0.58% corresponding to the value of the put and call options.
In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bond due to 2016 to a variable interest rate based upon adjusted LIBOR. These interest rate swap hedging transactions are described in further detail in Note 30.
The convertible debt recognized in the balance sheet is calculated as follows:
Convertible debt 2013:

December 31,
2006
Face value of the convertible debt issued on August 2003	1,400
Conversion option classified as a financial liability	(136)
Accumulated interest recognized on retained earnings	91
Repayment in cash at redemption date	(1,377)

Liability component at issuance	(22)
Interest expense recognized in 2006 consolidated statement of income	24
Convertible debt 2013 as of December 31, 2006	2

Convertible debt 2016:

December 31,
2006
Face value of the convertible debt issued in February 2006	974
Conversion option classified as a financial liability	(274)

Liability component at issuance	700
Interest expense recognized in 2006 consolidated statement of income	37
Convertible debt 2016 as of December 31, 2006	737
Senior Bonds
In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company, may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.
Credit facilities
The Company and its subsidiaries has uncommitted short-term credit facilities with several financial institutions totalling $1,107 million at December 31, 2006. The Company has also a $323 million long-term credit facility with the European Investment Bank as part of a funding program loan, of which $140 million were used as at December 31, 2006. The Company maintains also uncommitted foreign exchange facilities totalling $846 million at December 31, 2006. At December 31, 2006, amounts available under the short-term lines of credit were not reduced by any borrowing. As at December 31, 2005, amounts available under the lines of credit were reduced by borrowings of $11 million at a weighted average interest rate of 4.40%
15 — OTHER NON CURRENT LIABILITIES

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Share conversion option of convertible debt 2016 classified as financial liability	277	—
Other	43	16
Balance as of December 31, 2006	320	16
16 — SHARE CAPITAL
The changes in share capital are detailed as follows:

	Number of	Ordinary	Capital	Treasury
	Shares outstanding	shares	Surplus	shares	Total
Balance as of January 1, 2005	891,908,997	1,150	1,924	(348)	2,726
Employee share award scheme:
Exercise of share options	2,515,223	3	32	—	35
Conversion of bonds	59	—	—	—	—

	Number of	Ordinary	Capital	Treasury
	Shares outstanding	shares	Surplus	shares	Total
Balance as of December 31, 2005	894,424,279	1,153	1,956	(348)	2,761
Employee share award scheme:
Rights acquired on vested share-award	637,109	—	—	17	17
Exercise of share options	2,333,654	3	25	—	28
Conversion of bonds	—	—	—	—
Balance as of December 31, 2006	897,395,042	1,156	1,981	(331)	2,806
16.1 — Outstanding shares
The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 ordinary shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of December 31, 2006 the number of ordinary shares issued was 910,157,933 shares (907,824,279 at December 31, 2005). All issued shares are fully paid. As of December 31, 2006 the number of shares of common stock outstanding was 897,395,042 (894,424,279 at December 31, 2005).
16.2 — Authorized Preference shares
The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation. On May 31, 1999, the Company entered into an option agreement with STMicroelectronics Holding II B.V. in order to protect the Company from a hostile takeover or other similar action. The option agreement provided for 540,000,000 preference shares to be issued to STMicroelectronics Holding II B.V. upon their request based on approval by the Company’s Supervisory Board. STMicroelectronics Holding II B.V. would be required to pay at least 25% of the par value of the preference shares to be issued, and to retain ownership of at least 30% of the Company’s issued share capital. An amendment was signed in November 2004 which reduced the threshold required for STMicroelectronics Holding II B.V. to exercise its right to subscribe preference shares of the Company, down to 19% issued share capital compared to the previous requirement of at least 30%.
On November 27, 2006 the Supervisory Board of the Company approved the termination of the existing option agreement between the Company and STMicroelectronics Holding II B.V. and the substitution of such agreement by a new agreement of substantially similar terms between the Company and a Dutch independent Foundation, Stichting Continuïteit ST. The new option agreement provides for the issuance of 540,000,000 preference shares. Any such shares would be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There was no preference shares issued as of December 31, 2006. The effect of the preference shares may be to create a level-playing field in the event actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the interests of the Company and the Company’s shareholders and other stakeholders.
16.3 — Treasury shares
In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2003, 2004, 2005 and 2006.

The treasury shares have been designated for allocation under the Company’s share based remuneration programs on non-vested shares including such plans as approved by the 2005 and 2006 Annual General Meeting of Shareholders. As of December 31, 2006, 637,109 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, following the vesting as of April 27, 2006 of the first tranche of the stock award plan granted in 2005 and the acceleration of the vesting of a limited number of stock awards.
16.4 — Stock option plans
In 1995, the Shareholders voted to adopt the 1995 Employee Share Option Plan (the “1995 Plan”) whereby options for up to 33,000,000 shares may be granted in instalments over a five-year period. Under the 1995 Plan, the options may be granted to purchase ordinary shares at a price not lower than the market price of the shares on the date of grant. At December 31, 2006, under the 1995 Plan, 7,663,650 of the granted options outstanding originally vest 50% after three years and 50% after four years following the date of the grant; 6,189,852 of the granted options vest 32% after two years, 32% after three years and 36% after four years following the date of the grant. The options expire 10 years after the date of grant. During 2005, the vesting periods for all options under the plan were accelerated.
In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby each member of the Supervisory Board was eligible to receive, during the three-year period 1996-1998, 18,000 options for 1996 and 9,000 options for both 1997 and 1998, to purchase ordinary shares at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board were eligible to receive 9,000 options for 1996 and 4,500 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.
In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board may receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001 to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board may receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant.
The reason for granting share options to Supervisory Board Members and other share-based compensation is disclosed in the Company’s Governance charter. The Company believes that such compensation to Supervisory Board Members enables better identification with shareholder interest and that share-based compensation is conducive to attracting and retaining the most suitable candidates to accept service as Supervisory Board Members in light of worldwide practices in the semiconductor and technology industries. Share-based compensation for Supervisory Board Members is subject to a prior shareholders’ approval.
In 2001, the Shareholders voted to adopt the 2001 Employee Share Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in instalments over a five-year period. The options may be granted to purchase ordinary shares at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Company decided in 2005 to accelerate the vesting period of all outstanding unvested share options. The options expire ten years after the date of grant.
In 2002, the Shareholders voted to adopt a Share Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options will vest 30 days after the date of grant. The options expire ten years after the date of grant.
A summary of share option activity for the plans for the two years ended December 31, 2006 and 2005 follows:

		Price Per Share
			Weighted
	Number of Shares	Range	Average
Outstanding at December 31, 2004	65,424,207	$12.03-$62.01	$29.18

Options granted:
2001 Plan	42,200	$16.73-$17.31	$16.91
Supervisory Board Plan	—	—	—
Options forfeited	(2,364,862)	$12.03-$62.01	$29.65
Options exercised	(2,542,978)	$12.03-$14.23	$13.88

Outstanding at December 31, 2005	60,558,567	$12.03-$62.01	$29.80

Options granted:
2001 Plan	—	—	—
Supervisory Board Plan	—	—	—
Options expired	(16,832)	$12.03	$12.03
Options forfeited	(1,912,584)	$12.03-$62.01	$30.66
Options exercised	(2,303,899)	$12.03-$17.08	$12.03

Outstanding at December 31, 2006	56,325,252	$12.03-$62.01	$30.50
The related weighted average market price of options at the time of exercise was $16.00 and $17.13 for the years ended December 31, 2006 and December 31, 2005, respectively.
Share options exercisable following acceleration of vesting for all outstanding unvested share options were as follows:

	December 31,	December 31,
	2006	2005
Options exercisable	56,325,252	60,558,567
Weighted average exercise price	$30.50	$29.80
The weighted average remaining contractual life of options outstanding as of December 31, 2006 and 2005 was 4.7 and 5.5, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2006 were as follows:

			Weighted average
		Weighted average	remaining
Number of shares	Option price range	exercise price	contractual life
189,455	$12.03-$17.31	$17,04	7.8
29,716,135	$19.18-$24.88	$22,04	5.2
217,360	$25.90-$29.70	$27,20	6.2
19,990,687	$31.09-$44.00	$34,37	4.9
6,211,615	$50.69-$62.01	$59,08	1.6

56,325,252	$12.03-$62.01	$30.50	4.7
The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2005 were as follows:

			Weighted average
		Weighted average	remaining
Number of shares	Option price range	exercise price	contractual life
2,523,511	$12.03-$17.31	$12.43	1.2
30,682,918	$19.18-$24.88	$22.03	6.2
236,990	$25.90-$29.70	$27.18	7.3
20,679,858	$31.09-$44.00	$34.37	5.9
6,435,290	$50.69-$62.01	$59.08	2.6

60,558,567	$12.03-$62.01	$29.80	5.5
The fair value of the Company’s share options was estimated under IFRS 2 using a Black-Scholes option pricing model since the simple characteristics of the share options did not require complex assumptions. The Group has amortized the compensation expense incurred on the grant of share options over the nominal vesting period for employees based on the graded vesting of each plan. The compensation expense recorded for the year ended December 31, 2005 included a charge of $80 million relating to the effect of accelerating the vesting period of all outstanding unvested share options during the third quarter of 2005, which has been recognized immediately for the amount that otherwise would have been recognized ratably over the remaining vesting period. Consequently no compensation expense was recognised in 2006 on share options. The fair value of share options under IFRS 2 provisions was estimated using the following weighted-average assumptions:

	December 31, 2006	December 31, 2005
Expected option life (years)	—	6.1
Weighted average share price	—	$16.91
Historical Company share price volatility	—	41.5%
Risk-free interest rate	—	3.8%
Dividend yield	—	0.69%
Share options were issued at market price. The Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The historical share price volatility is based on statistical analysis of daily share prices over the expected option life. The weighted average fair value of share options granted during 2005 was $5.24.
The following table illustrates the classification of share-based compensation included in the consolidated statement of income for grants of employee share options during the years ended December 31, 2006 and December 31, 2005:

	December 31, 2006	December 31, 2005
Cost of sales	—	(25)
Selling, general and administrative	—	(47)
Research and development	—	(35)
Total compensation expense	—	(107)
16.5 — Nonvested share awards
In 2005, the Company redefined its equity-based compensation strategy by no longer granting options but rather issuing nonvested shares. In July 2005, the Company amended its latest Stock Option Plans for employees, Supervisory Board and Professionals of the Supervisory Board accordingly.
2005 Share award plan
As part of this revised stock-based compensation policy, the Company granted on October 25, 2005 3,940,065 nonvested shares to senior executives and selected employees, to be issued upon vesting from treasury stock (“The Employee 2005 Plan”). The Compensation Committee also authorized the future grant of 219,850 additional shares to selected employees upon nomination by the Managing Board of the Company. These additional shares were granted in 2006. The shares were granted for free to employees and would vest upon completion of market and internal performance conditions. Under the program, if the defined market condition was met in the first quarter of 2006, each employee would receive 100% of the nonvested shares granted. If the market condition was not achieved, the employee could earn one third of the grant for each of the two performance conditions. If neither the market or performance conditions were met, the employee would receive none of the grant. In addition to the market and performance conditions, the nonvested shares vest over the following requisite service period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. In 2006, the Company failed to meet the market condition while the performance conditions were reached. Consequently, one third of the shares granted, amounting to 1,364,902 shares, was lost for vesting. In addition, in compliance with the graded vesting of the grant, the first tranche of the plan, representing 637,109 shares, vested as at April 27, 2006 and were transferred to employees from the 4,100,000 treasury shares owned by the Company. At December 31, 2006 1,993,444 nonvested shares were outstanding. In March 2006 the Company decided to modify the original plan to create a subplan for the employees in one of its European subsidiaries for statutory payroll tax purposes. The original plan terms and conditions were modified to extend for these employees the requisite service period as follows: 64% of the granted stock awards vest as at April 27, 2007 and 36% as at April 27, 2008 following the date of the grant. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, during which the employees must still be rendering service to the Company in order to be entitled to the full rights of the shares. At December 31, 2006, out of the total 1,993,444 outstanding nonvested shares of the granted plan, 694,257 were outstanding as part of the newly created subplan.
On October 25, 2005, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2005 Supervisory Board Plan”). These awards are granted at the nominal value of the share of €1.04 and vest over the following period: 32% after 6 months, 32% after 18 months and 36% after 30 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. In 2006, in compliance with the graded vesting of the grant, the first tranche of the plan, representing 17,000 shares, vested as at April 27, 2006. As of December 31 2006, 34,000 awards were outstanding.
2006 Share award plan
On April 29, 2006, the Compensation Committee granted 66,000 stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The 2006 Supervisory Board Plan”). These awards are granted at the nominal value of the share of €1.04 and vest over the following period: 32% after 12 months, 32% after 24 months and 36% after 36 months following the date of the grant. Nevertheless, they are not subject to any market, performance or service conditions. As such, their associated compensation cost was recorded immediately at grant. As of December 31, 2006, 51,000 awards were outstanding.
On September 29, 2006 the Company granted 4,854,280 nonvested shares to senior executives (of which 100,000 shares to the sole Member of the Managing Board) and selected employees to be issued upon vesting from treasury stock (“The 2006 Employee Plan”). The Compensation Committee also authorized on September 29, 2006 the future grant of 245,720 shares to selected employees upon nomination by the Managing Board of the Company. The shares were granted for free to employees, and will vest upon completion of three internal performance conditions, each weighting for one third of the total number of awards granted. Except for employees in one of the Company’s European subsidiaries for whom a subplan was simultaneously created on September 29, 2006, the nonvested shares vest over the following requisite service period: 32% as at April 27, 2007, 32% as at April 27, 2008 and 36% as at April 27, 2009. The following requisite service period is required for the nonvested shares granted under the local subplan: 64% of the granted stock awards vest as at April 27, 2008 and 36% as at April 27, 2009. In addition, the sale by the employees of the shares once vested is restricted over an additional two-year period, during which the employees must still be rendering service to the Company in order to be entitled to the full rights of the shares. At December 31, 2006 4,735,850 nonvested shares were outstanding, of which 1,224,440 under the local subplan.
On December 19, 2006, the Compensation Committee granted additional 62,360 shares to selected employees designated by the Managing Board of the Company as part of the 2006 Employee Plan. This additional grant has the same terms and conditions as the original plan. At December 31, 2006 62,360 nonvested shares were outstanding as part of this additional grant, of which 34,600 under the local subplan.
A summary of the nonvested share activity for the years ended December 31, 2006 and 2005 is presented below:

Nonvested Shares	Number of Shares	Price
Awards granted-2005 share award plan
2005 Employees Plan	3,940,065	$0
2005 Supervisory Board Plan	66,000	€1,04
Awards forfeited
2005 Employees Plan	(25,845)	$0
2005 Supervisory Board Plan	(15,000)	€1,04
Awards vested

Outstanding at December 31, 2005	3,965,220	$0-€1.04
Awards granted-2006 share award plan
2005 Employees Plan	219,850	$0
2006 Employees Plan	4,916,640	$0
2006 Supervisory Board Plan	66,000	€1,04
Awards forfeited

Nonvested Shares	Number of Shares	Price
2005 Employees Plan	(138,615)	$0
2006 Employees Plan	(118,430)	$0
2006 Supervisory Board Plan	(15,000)	€1,04
Awards Cancelled on failed vesting conditions:
2005 Employees Plan	(1,364,902)	$0
Awards vested
2005 Employees Plan	(637,109)	$0
2005 Supervisory Board Plan	(17,000)	€1,04

Outstanding at December 31, 2006	6,876,654	$0-€1.04
The weighted average grant date fair value of nonvested shares granted to employees under the 2006 Employee Plan was $17.28. On the 2006 Employee Plan, the fair value of the nonvested shares granted, did not reflect any discount since they are not affected by a market condition. On the contrary, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. As at December 31, 2006, the Company determined that one of the three performance conditions was met and estimated that it was probable that the other two performance conditions would be achieved. Consequently, the compensation expense recorded on the 2006 Employee Plan reflects the assumption that all of the awards granted will vest, as far as the service condition is met.
For the 2005 share award plan, the Company recorded compensation expense for the nonvested share awards based on the fair value of the awards at the grant date, which represents the $16.61 share price at the date of the grant. The fair value of the nonvested shares affected by a market condition, reflects a discount of 49.50%, using a Monte Carlo path-dependent pricing model to measure the probability of achieving the market condition.
The following assumptions were incorporated into the Monte Carlo pricing model to estimate the 49.50% discount:

2005 grant
Historical share price volatility	27.74%
Historical volatility of reference index	25.5%
Three-year average dividend yield	0.55%
Risk-free interest rates used	4.21%-4.33%
Consistent with fair value calculations of stock option grants in prior years, the Company has determined the historical share price volatility to be the most appropriate estimate of future price activity. The weighted average grant-date fair value of nonvested shares granted in 2005 was $8.50.
In 2006, the Company evaluated the impact of the modification of the Employee 2005 Plan following the creation of a local sub-plan in one of its subsidiary. However, in compliance with IFRS No. 2, Share-Based Payment, and considering that the modification of the plan did not result in an increase of the awards fair value, the Company continued to recognize the compensation expense of the whole original plan over the remaining original requisite service period. No incremental cost is recognized over the modified extended service period.
The following table illustrates the classification of share-based compensation included in the statement of income for grants of nonvested shares during the years ended at December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Cost of sales	10	—
Selling, general and administrative	22	6
Research and development	13	3
Total share-based compensation expense	45	9
The compensation expense recorded for nonvested shares in 2006 and 2005 included a reduction for estimated forfeitures, reflecting the historical trend of forfeitures on past stock award plans. This estimate will be adjusted for actual forfeitures. For employees eligible for retirement during the requisite service period, the Company records compensation expense over the applicable shortened period. For awards for which vesting was accelerated in 2006, the Company recorded immediately the unrecognized compensation expense as at the acceleration date.
In 2006 and 2005, the Company recognized in the income statement total deferred income tax benefit related to nonvested share compensation expense amounting to $11 million and $2 million respectively. It also recognized in total equity excess tax benefits amounting to $0 million as at December 31, 2006 and $1 million 2005. Compensation cost capitalized as part of inventory was $5 million and $2 million at December 31, 2006 and 2005. As of December 31, 2006 there was $76 million of total unrecognized compensation cost related to the grant of nonvested shares, which is expected to be recognized over a weighted average period of 13 months.
17 — OTHER RESERVES
17.1 — Other reserves

The accumulated balances related to each component of other reserves were as follows:

			Foreign	Unrealized
			currency	gain on	Unrealized
	Convertible	Share-based	translation	available-for-sale	gain (loss) on	Total other
	debt	payment	difference	securities	derivatives	reserves
Balance as of December 31, 2004	—	78	1,097	—	59	1,234
Convertible debt — equity component	—					—
Employee share awards schemes:
Value of services provided		118				118
Foreign currency translation differences			(764)			(764)
Cash flow hedge:
Transfer to net income					(59)	(59)
Unrealized loss					(14)	(14)
Tax effect					6	6
Balance as of December 31, 2005	—	196	333	—	(8)	521
Convertible debt — equity component	—					—
Employee share awards schemes:						—
Value of services provided		46				46
Foreign currency translation differences			532			532
Cash flow hedge:
Transfer to net income					8	8
Unrealized profit					7	7
Tax effect					(1)	(1)
Balance as of December 31, 2006	—	242	865	—	6	1,113
Certain prior year items have been reclassified to conform with current year presentation. The disclosure contained within the consolidated statement of changes in shareholders’ equity has been amended to more appropriately reflect the categorization of other reserves and retained earnings.

17.2 — Dividends
At the Annual General Meeting of Shareholders on April 27, 2006, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of approximately $107 million was paid in the second quarter of 2006.
At the Annual General Meeting of Shareholders on March 18, 2005, shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of approximately $107 million was paid in the second quarter of 2005.
18 — EARNINGS PER SHARE
For the years ended December 31, 2006 and 2005, earnings per share (“EPS”) were calculated as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Basic EPS
Net profit attributable to shareholders of the Company	964	347
Weighted average shares outstanding	896,136,969	892,760,520
Basic EPS	1.08	0.39

Diluted EPS
Net profit attributable to shareholders of the Company	964	347
Convertible debt interest, net of tax	62	—
Net profit attributable to shareholders of the Company adjusted	1,026	347

Weighted average shares outstanding	896,136,969	892,760,520
Dilutive effect of share options	1,631	648,186
Dilutive effect of nonvested shares	2,409,309	2,516,646
Dilutive effect of convertible debt	60,941,996	—
Number of shares used in calculating diluted EPS	959,489,905	895,925,352

Diluted EPS	1.07	0.39
19 — OTHER INCOME AND EXPENSES
19.1 — Other income
Other income consisted of the following:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Research and development funding	110	92
Exchange gain	17	—
Gain on sale of non-current assets	2	12
Gain on sale of investment in Accent	6	—
Other	3	—
Total	138	104

19.2 — Other expenses
Other expenses consisted of the following:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Start-up costs	(57)	(56)
Exchange loss	—	(51)
Patent litigation costs	(22)	(14)
Patent pre-litigation costs	(7)	(8)
Change in fair value of non current liability portion of convertible debt 2016	(6)	—
Other expenses	—	(3)
Total	(92)	(132)
Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.
On June 29, 2006, the Company sold to Sofinnova Capital V its participation in Accent Srl, a subsidiary based in Italy. Accent Srl, in which the Company held a 51% interest, was jointly formed with Cadence Design Systems Inc. and is specialized in hardware and software design and consulting services for integrated circuit design and fabrication. The total consideration amounting to $7 million was received in cash on June 29, 2006. Net of consolidated carrying amount and transactions related expenses, the divestiture resulted in a net pre-tax gain of $6 million which was recorded in “Other income” in the 2006 consolidated statement of income. In addition the Company simultaneously entered into a license agreement with Accent by which the Company granted to Accent, for a total agreed lump sum amount of $3 million, the right to use “as is” and with no right to future development certain specific intellectual property of the Company that are currently used in Accent’s business activities. The total consideration was recognized immediately in 2006 and recorded as “Other revenues” in the consolidated statement of income. The Company was also granted warrants for 6,675 new shares of Accent. Such warrants expire after 15 years and can only be exercised in the event of a change of control or an Initial Public Offering of Accent above a predetermined value.
20 — IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS
In the recent years, the Group has incurred charges related to the following main items: (i) the 150mm restructuring plan started in 2003; (ii) the streamlining of certain activities decided in the first quarter of 2005; (iii) the headcount reduction plan announced in the second quarter of 2005; and (iv) the yearly impairment review.
During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150 mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. The Company is expecting to incur the balance of the restructuring charges related to this manufacturing restructuring plan in early 2007, later than originally anticipated to accommodate unforeseen qualification requirements of the Company’s customers.
In the first quarter of 2005, the Group decided to reduce its Access technology products for Customer Premises Equipment (“CPE”) modem products. This decision was intended to eliminate certain low volume, non-strategic product families whose returns in the current environment did not meet internal targets. Additional restructuring initiatives were also implemented in the first quarter of 2005 such as the closure of a research and development design center in Karlsruhe (Germany) and in Malvern (USA), and the discontinuation of a development project in Singapore.
In May 2005, the Group announced additional restructuring efforts to improve profitability. These initiatives aimed to reduce the Group’s workforce by 3,000 outside Asia by the end of 2006, of which 2,300 are planned for Europe. The Group plans to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing); harmonizing its support functions; streamlining its activities outside its manufacturing areas and by disengaging from certain activities.
In 2006, the Company performed the impairment test on an annual basis in order to assess recoverability of the carrying value of goodwill and other intangible assets. In addition, the Company decided to cease product development from technologies inherited from Tioga business acquisition.
Impairment, restructuring charges and other related closure costs incurred in 2006 and 2005 are summarized as follows:

				Total impairment,
				restructuring
				charges and other
Year ended		Restructuring	Other related	related closure
December 31, 2006	Impairment	charges	closure costs	costs
150mm fab plan	(1)	(6)	(12)	(19)
2005 restructuring initiatives	(1)	(33)	(5)	(39)
2006 impairment review	(10)	—	—	(10)
Total	(12)	(39)	(17)	(68)

				Total impairment,
				restructuring
				charges and other
Year ended		Restructuring	Other related	related closure
December 31, 2005	Impairment	charges	closure costs	costs
150mm fab plan	—	(4)	(5)	(9)
2005 restructuring initiatives	(37)	(49)	(2)	(88)
Other	(1)	—	—	(1)

Total	(38)	(53)	(7)	(98)
Impairment charges
In 2006, the Company performed the annual review for impairment of goodwill and other intangible assets. As a result of this review and pursuant to the decision of the Company to discontinue product development from technologies inherited from Tioga business acquisition, an impairment charge of approximately $10 million was recorded in the third quarter of 2006, of which $6 million corresponded to the write-off of Tioga goodwill and $4 million to impairment charges on technologies purchased as part of Tioga business acquisition which were determined to be without any alternative use.
In addition, impairment charges of approximately $2 million were recorded during 2006, following the decision of the Company to discontinue a production line in one of its back-end facilities and for equipment and machinery identified without any alternative use in one of the Company’s European 150 mm site.
In 2006, the Company identified certain machinery and equipment to be disposed of by sale in one of its back-end sites in Morocco, following the decision of the Company to get disengaged from SPG activities as part of its latest restructuring initiatives. These assets did not generate any impairment charge and were reflected at their carrying value on the line “Other receivables and assets” of the consolidated balance sheet as at December 31, 2006.
In 2005, the Group recorded impairment charges as follows:
•	$10 million impairment of goodwill pursuant to the decision of the Group to reduce its Access technology products for Customer Premises Equipment modem products. The Group reports CPE business as part of the Access CGU, included in the Application Specific Products Group (“ASG”) segment. Following the decision to discontinue a portion of this CGU, the Group, in compliance with IAS 36, Impairment of Assets, re-measured using market comparables goodwill associated with the business to be discontinued and the portion of the CGU retained, which resulted in a $10 million goodwill impairment in 2005;

•	$22 million of purchased technologies were identified without an alternative use following the discontinuation of CPE product lines;

•	$6 million for technologies and other intangible assets pursuant to the decision of the Group to close its research and development design center in Karlsruhe (Germany), the discontinuation of a development project in Singapore, the optimization of its EWS (wafer testing) in the United States and other intangibles determined to be obsolete.
All fabrication sites affected by the restructuring plan are owned by the Group and, with the exception of the Rancho Bernardo, California facility, were assessed for impairment using the held-for-use model since these facilities did not satisfy all of the criteria required for held-for-sale status, as set forth in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.
Restructuring charges and other related closure costs
Restructuring charges and other related closure costs as at December 31, 2006 are summarized as follows:

						Total
						restructuring
	150mm fab			2005		& other
	plan	Other related		restructuring		related
	Restructuring	closure costs	Total	initiatives	Other	closure costs
Provision as at December 31, 2002	—	—	—	—	—	—

Charges incurred in 2003	3	1	4		9	13
Amounts paid	(2)	—	(2)		(6)	(8)
Currency translation effect	—	—	—		—	—

Provision as at December 31, 2003	1	1	2	—	3	5

Charges incurred in 2004	52	21	73		4	77
Amounts paid	(21)	(21)	(42)		(4)	(46)
Currency translation effect	2	—	2		—	2

Provision as at December 31, 2004	34	1	35	—	3	38

Charges incurred in 2005	10	5	15	51	—	66
Reversal of provision	(6)		(6)			(6)
Amounts paid	(23)	(6)	(29)	(21)	(2)	(52)
Currency translation effect	(4)	—	(4)	—	—	(4)

Provision as at December 31, 2005	11	—	11	30	1	42

Charges incurred in 2006	6	12	18	38	—	56
Amounts paid	(7)	(12)	(19)	(51)	(1)	(71)
Currency translation effect	1	—	1	1	—	2

Provision as at December 31, 2006	11	—	11	18	—	29

150mm fab plan:
Restructuring charges incurred in the year ended December 31, 2006 primarily related to $6 million termination benefits and $12 million of other closure cost mainly related to maintenance and decontamination incurred in Agrate (Italy) and Rousset (France) sites.
Restructuring charges incurred in 2005 amounted to $10 million, mainly related to termination benefits, and $5 million related to other closure costs. In 2005 management decided to continue a specific back-end fabrication line in Rennes (France), which had originally been designated for full closure. The decision to continue arose due to unexpected difficulties in qualifying the line at an alternative back-end facility. This decision resulted in a $6 million reversal of the provision relating to the 2003 restructuring plan.
2005 restructuring initiatives:
The Group commenced several restructuring initiatives during 2005, including:
•	Pursuant to the decision of reducing its Access technology products for Customer Premises Equipment (“CPE”) modem products, the Group committed to an exit plan in Zaventem (Belgium) and recorded $4 million of workforce termination benefits. No additional cost was incurred in 2006.

•	In order to streamline its research and development sites, the Group decided to cease its activities in two locations, Karlsruhe (Germany) and Malvern (USA). The Group incurred in 2005 $1 million restructuring charges corresponding to employee termination costs and $1 million of unused lease charges relating to the closure of these two sites. These restructuring initiatives were completed in 2005.

•	In addition, charges totaling $2 million were paid in 2005 by the Group for voluntary termination benefits for certain employees. The Group also incurred a $2 million charge in 2005 related to additional restructuring initiatives, mainly in the United States and Mexico. No additional cost was incurred in 2006.

•	The Group defined a plan of reorganization and optimization of its activities. This plan focuses on workforce reduction, mainly in Europe, but will, whenever possible,

encourage voluntary redundancy such as early retirement measures and other special termination arrangements with the employees. The plan also includes the non-renewal of some temporary positions. For the year ended December 31, 2006 and 2005 the Group recorded a total restructuring charge for its new restructuring plan amounting to $38 million, of which $33 million corresponded to workforce reduction initiatives in Europe and $5 million were related to reorganization actions aiming at optimizing the Company’s EWS activities. In 2005, the Company recorded $41 million mainly related to termination incentives for two of the Company’s subsidiaries in Europe, who accepted special termination arrangements.
Total impairment, restructuring charges and other related closure costs:
The 2003 restructuring plan and related manufacturing initiatives are expected to be largely completed in early 2007, later than originally anticipated because of unforeseen customer qualification requirements.
In 2006, total amounts paid for restructuring and related closure costs amounted to $71 million compared to $52 million in 2005.
21 — EXPENSES BY NATURE
Expenses recorded as cost of sales and operating expenses other than “impairment, restructuring charges and other related closure costs” and “other income and expenses” are detailed as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Depreciation and amortization	(1,791)	(1,948)
Employee benefit expense	(2,578)	(2,395)
Purchase of materials and subcontracting services	(3,591)	(3,141)
Changes in inventories	161	170
Transportation	(115)	(99)
Royalties and patents	(96)	(98)
Advertising costs	(14)	(14)
Other expenses	(820)	(837)

Total cost of sales, research and development, and selling, general and administrative expenses	(8,844)	(8,362)
Employee benefit expense is detailed as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Wages and salaries	(2,041)	(1,707)
Compensation of Sole Member of the Managing Board	(2)	(7)
Social security costs	(444)	(494)
Stock-based compensation expense	(28)	(116)
Pension cost	(63)	(71)

Total employee benefit expense included in cost of sales, research and development, and selling, general and administrative expenses	(2,578)	(2,395)
The Compensation of Sole Member of the Managing Board includes a $1 million bonus paid to the sole member of the Managing Board and President and CEO during the 2006 financial year that was approved by the Compensation Committee and approved by the Supervisory Board in respect of 2005 financial year based on fulfilment of a number of predefined objectives for 2005.
The Compensation of Sole Member of the Managing Board includes a $6 million bonus paid to the former sole member of the Managing Board and President and CEO during the 2005 financial year that was approved by the Compensation Committee and approved by the Supervisory Board in respect of 2004 financial year based on fulfilment of a number of predefined objectives for 2004 and in recognition of his career with the Group.
22 — FINANCE INCOME AND FINANCE COSTS
Total finance income and finance costs consisted of the following:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Interest income	143	53

Total finance income	143	53

Interest expense	(96)	(57)

Total Finance costs	(96)	(57)
No borrowing cost was capitalized in 2006, while capitalized interest was $2 million in 2005. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was approximately 2.50% for the year ended December 31, 2005.
For the period ended December 31, 2006 $24 million and $37 million correspond to the interest expense of the liability component of the 2013 convertible debt and the 2016 convertible debt respectively. For the year ended December 31, 2005 $38 million correspond to the interest expense of the liability component of the 2013 convertible debt.
In 2006, the Group repurchased substantially all outstanding 2013 Convertible Bonds for an amount paid of $1,377 million. The repurchased convertible bonds were equivalent to 42 million shares and were cancelled. The outstanding long term debt corresponding to 2013 convertible debt amounted to approximately $2 million as at December 31, 2006, corresponding to the remaining 2,505 bonds valued at the August 5, 2008 redemption price.
Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds.
Interest income on floating rate notes classified as available-for-sale marketable securities amounted to $5 million for the year ended December 31, 2006. In 2005 the Company invested available cash in credit-linked deposits issued by several primary banks, which maturity was scheduled before year-end. Interest income on these marketable securities for the year ended December 31, 2005 amounted to $18 million.
23 — INCOME TAX
Profit before income tax expense is comprised of the following:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Profit (loss) recorded in The Netherlands	(64)	(60)
Profit from foreign operations	1,092	447
Profit before income tax expense	1,028	387
The Company and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.
Income tax benefit (expense) is comprised of the following:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
The Netherlands taxes — current	(7)	(6)
Foreign taxes — current	(47)	(49)
Current taxes	(54)	(55)

Foreign deferred taxes	(8)	16

Income tax expense	(62)	(39)
The principal items comprising the differences in income taxes computed at The Netherlands statutory rate and the effective income tax rate are the following:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Income tax expense computed at statutory rate	(306)	(95)
Non deductible expenses	(27)	(26)
Valuation allowance adjustments	(8)	—
Impact of final tax assessments relating to prior years	63	28
Effects of change in tax rates on deferred taxes	—	—
Current year credits	4	4
Other tax and credits	(1)	(2)
Benefits from tax holidays	134	48
Earnings of subsidiaries taxed at different rates	79	4

Income tax expense	(62)	(39)
The tax holidays represent a tax exemption period aimed to attract foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.15 and $0.05 for the years ended December 31, 2006 and 2005 respectively. These agreements are present in various countries and include programs that reduce up to and including 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2013.

Deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2006	2005
Tax loss carry forwards and investment credits	95	57
Inventory valuation	25	28
Impairment charges and restructuring	17	25
Fixed asset depreciation in arrears	81	73
Receivables for government funding	9	8
Pension service costs	29	21
Commercial accruals	11	11
Other temporary differences	63	47

Deferred tax assets	330	270

Accelerated fixed assets depreciation	(118)	(116)
Acquired intangible assets	(72)	(27)
Advances of government funding	(25)	(31)
Other temporary differences	(31)	(19)

Deferred tax liabilities	(246)	(193)

Net deferred income tax asset	84	77
The gross movement of the deferred tax account is as follow:

	2006	2005
Beginning of the year	77	65
Exchange differences	16	(10)
Income statement benefit (charge)	(8)	16
Tax charge to equity	(1)	6
End of the year	84	77
As of December 31, 2006, the Company and its subsidiaries have net operating loss carry forwards and investment credits that expire starting 2007, as follows:

Year
2007	50
2008	3
2009	0
2010	0
Thereafter	42

Total	95
Deferred tax assets not recognized in the consolidated balance sheet total $975 million and mainly relate to an agreement granting the Group certain tax credits for capital investments purchased through the year ending December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index (currently 7% per annum). The credits may be utilized through 2020 or later depending on the Group meeting certain program criteria. In addition to this agreement, the Group will continue to receive tax credits on future years’ capital investments, which may be used to offset that year’s tax liabilities. However, pursuant to the inability to utilize these credits currently and in future years, the Group did not recognize any of these deferred tax assets in its consolidated balance sheets as of December 31, 2006 and 2005.
In addition, other tax loss carryforwards for an amount of $54 million were not recognized in the consolidated balance sheet and corresponded to net operating losses acquired in business combinations and that will more likely than not, not be utilized against future profits.

The amount of deferred tax expense (benefit) recorded in other reserves was $1 million expense and $6 million benefit in 2006 and 2005, respectively. This related primarily to the tax effects of unrealized gains (losses) on derivatives (Note 17.1).
24 — CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Cash at bank and in hand	205	438
Deposits at call with banks	1,758	1,589
Cash and cash equivalents	1,963	2,027
The weighted average interest rate for the year 2006 and 2005 was 4.28% and 2.28%, respectively.
25 — SHORT TERM DEPOSITS
In the first quarter of 2006, the Company invested $903 million in short term deposits with a maturity between three months and one year. These deposits are held at various banks with a A3/A- minimum long term rating from at least two major rating agencies. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity. In 2006, the Company did not roll over $653 million of these short-term deposits, primarily pursuant to the early redemption in cash of 2013 convertible bonds at the option of the holders which occurred on August 7, 2006. At December 31, 2006 the total amount of short term deposit was $250 million.
26 — CASH GENERATED FROM OPERATIONS
Cash generated from operations is detailed as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Net profit	966	348

Depreciation and amortization	1,791	1,948
Amortization of discount of convertible debt	18	5
Loss on extinguishment of convertible debt	—	—
Other non-cash items	126	163
Deferred income tax	8	(16)
Accrued income tax	56	69
Share of loss of associates	7	3
Impairment, restructuring charges and other related closure costs, net of cash payments	(3)	46
Trade receivables, net	(104)	(117)
Inventories, net	(161)	(170)
Trade payables	36	(71)
Other assets and liabilities, net	93	(117)

Cash generated from operations	2,833	2,091

27 — COMMITMENTS
The Group’s commitments as of December 31, 2006 were as follows:

	Total	2007	2008	2009	2010	2011	Thereafter
	(in millions)
Operating leases	304	54	44	40	31	28	107
Purchase obligations	1,052	959	68	25	—	—	—
Of which:
Equipment purchase	467	467	—	—	—	—	—
Foundry purchase	373	373	—	—	—	—	—
Software, technology licenses and design	212	119	68	25	—	—	—
Hynix ST Investment	32	32	—	—	—	—	—
Other obligations	110	67	23	11	5	1	3

Total	1,498	1,112	135	76	36	29	110

The Group leases land, buildings, plants, and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $56 million in 2006 and $61 million in 2005, respectively.
As described in Note 3, the Company and Hynix Semiconductor signed on November 16, 2004 a joint-venture agreement to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. The business license was obtained in April 2005 and the Company paid $213 million, including $1 million of deal-related expenses in 2006 and $38 million of capital contributions in 2005. The Company has also entered into a debt guarantee agreement with a third party financial institution which will loan up to $250 million to the joint venture. Repayment of the loan by the joint venture is guaranteed by a deposit from the Company to the bank in an offsetting amount. As of December 31, 2006, $218 million has been loaned to the joint venture and a deposit placed by the Company with the bank in a like amount. The remaining $32 million is expected to be loaned to the joint venture, with an offsetting deposit by the Company in the first quarter of 2007. Furthermore, the Company has contingent future loading obligations to purchase products from the joint venture, which have not been included in the table above because at this stage the amounts remain contingent and non-quantifiable
Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
28 — CONTINGENCIES
The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse, material impact on the

Company’s results of operations, cash flows or its financial position for the period in which they occur.
The Company previously received a tax assessment from the United States tax authorities, which was under an appeals process. In 2006, the Company received the final settlement from the Joint Committee on Taxation with no adjustment to filed tax returns. This resulted in a reversal of $90 million in income tax provisions that the Company had previously recorded to cover any potential losses associated with the claim.
The Company has issued guarantees totaling $790 million related to its subsidiaries’ debt.
29 — CLAIMS AND LEGAL PROCEEDINGS
The Group has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows or financial position and ability to compete.
The Group is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties and tax disputes. The Group has accrued for these loss contingencies when the loss is probable and can be estimated. The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera, Technologies, Inc. (“Tessera”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company is not currently in a position to evaluate any probable loss, which may arise out of such litigation.
On September 15, 2006 the Company filed a criminal complaint with the public prosecutor of the Canton of Lugano, Switzerland, against its former Treasurer for misuse of the Company’s funds in relation to certain foreign exchange transactions. Following such complaint, four people have been arrested and charged including the Company’s former Treasurer. The Company is confident that pursuant to such proceedings, it will be able to recover all the diverted funds which have been misappropriated for personal and individual use following a fraud organized by the Company’s former Treasurer.

30 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations.
Effective January 2006, Corporate Treasury has been reorganized under the lead of a newly appointed Corporate Treasurer, reporting to the Chief Financial Officer. Simultaneously, a Treasury Committee was created to steer treasury activities and to ensure compliance with corporate policies. Treasury activities are regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to currency rates and interest rates. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.
30.1 — Foreign Currency Risk
The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates.
Foreign Currency Forward Contract and Currency Options Not Designated as a Hedge
The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. In addition, forward contracts and currency options are also used by the Group to reduce its exposure to U.S. dollar fluctuations in euro-denominated forecasted intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on the Group’s behalf by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties. Consequently, these instruments do not qualify as hedging instruments.
At December 31, 2006, foreign currency forward contracts and currency options were outstanding. The notional amount of these contracts (foreign currency forward contracts and currency options) totalled $574 million at December 31, 2006 and $1,834 million at December 31, 2005. The principal currencies covered are the Euro, the SGD, the MYR and the Japanese yen.
Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2006 have remaining terms of 5 days to 5 months, maturing on average after 35 days.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled while the risk of loss linked to currency options is limited to the premium paid to purchase the options.
Cash Flow Hedges
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedged in 2006 and 2005 a portion of its euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros.
For the period ended December 31, 2006 the Group recorded a positive impact on cost of sales of $5 million related to the realized profit incurred on such hedged transactions. For the period ended December 31, 2006 the Group did not discontinued any of its cash flow hedges. For the year ended December 31, 2005 the Group recorded as cost of sales $51 million related to the realized loss incurred on such hedged transactions. In addition, after determining that it was not probable that certain forecasted transactions would occur by the end of the originally specified time period, the Group discontinued in the first quarter of 2005 certain of its cash flow hedges and reclassified a net loss of $23 million as “other expenses” into the statement of income from “Other reserves”.
The notional amount of foreign currency forward contracts and currency options designated as cash flow hedges and executed totaled $1,217 million as at December 31, 2006 and $1,048 million for 2005. The forecasted transactions hedged as at December 31, 2006 were determined to be probable of occurrence.
As of December 31, 2006, $6 million of deferred profits on derivative instruments, net of tax of $1 million, included in other reserves are expected to be reclassified as earnings during the next six months based on the monthly forecasted semi-finished manufacturing costs.
At December 31, 2006, foreign currency forward contracts and currency option contracts were outstanding. The notional amount of these foreign currency forward contracts and currency option contracts totalled $250 million at December 31, 2006 and $366 million at December 31, 2005.
Foreign currency forward contracts and currency options designated as cash flow hedges outstanding as of December 31, 2006 have remaining terms of 4 days to 4 months, maturing on average after 44 days.
Fair Value Hedges
In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bond due to 2016 to a variable interest rate based upon adjusted LIBOR.
As of December 31, 2006 the cancellable swaps met the criteria for designation as a fair value hedge and, as such, both the swaps and the hedged portion of the bonds are reflected at their fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. At December

31, 2006 the cancellable swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates.
Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “other income” or “other expenses” as appropriate. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the cancellable swaps will continue to be recorded in the consolidated income statement.
The net loss recognized in “other income and expenses, net” for the year ended December 31, 2006 as a result of the ineffective portion of this fair value hedge was not material.
30.2 — Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of interest-bearing investments, foreign currency contracts and trade receivables.
The company selects banks and/or financial institutions that operate with the ST group based on the criteria of single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. A monthly review of the counterparty banks is conducted to verify that the credit criteria still apply and prompt action is taken, if needed. The Company also sets limits for each instrument used. The maximum outstanding amount per instrument with each individual bank is set to a 20% threshold of the total outstanding. The Company monitors and manages its Treasury activities within these limits. The credit risk exposure is calculated on 100% of cash and debt capital market instruments and on positive marked to market for foreign exchange forwards, interest rate swaps and currency and interest rate options.
At December 31, 2006 and 2005, one customer, the Nokia Group of companies, represented 26.2% and 27.3% of trade accounts receivable, net respectively. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The Company does not anticipate non-performance by counterparties, which could have a significant impact on its financial position or results of operations.
30.3 — Fair value of financial instruments
The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques.

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Long-term debt
— Bank loans (including current portion)	478	466	412	400
— Senior Bond	659	655
— Long Term debt component of convertible debt	739	1,010	1,356	1,342

Other receivables and assets
— Foreign exchange forward contracts and currency options	14	14	3	3

Other investments and other non current assets
— Cancellable swaps designated as fair value hedge	4	4	—	—

Other payables and accrued liabilities
— Foreign exchange forward contracts and currency options	1	1	31	31
The methodologies used to estimate fair value are as follows:
Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
Long-term debt and current portion of long-term debt

The fair values of long-term debt were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of borrowing arrangements. The estimated fair value of the convertible debt corresponds to the value of the compound financial instrument before separating for accounting purposes the long-term debt portion from the non current liability component.
Foreign exchange forward contracts and currency options

The fair values of these instruments are estimated based upon quoted market prices for the same or similar instruments.
Cancellable swaps
The fair values of these instruments are estimated based upon market prices for similar instruments.

31 — RELATED PARTY TRANSACTIONS
Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31,	December 31,
	2006	2005
Sales & other services	118	158
Research and development expenses	(43)	(48)
Other purchases	(70)	(16)
Other income and expenses	(21)	(12)
Accounts receivable	20	29
Accounts payable	20	12
Other assets	—	11
For the years ended December 31, 2006 and 2005, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Company perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom, Equant, Orange, Finmeccanica, Cassa Depositi e Prestiti and Thomson.
Additionally the Company incurred in 2006 significant amounts from Hynix Semiconductor Inc, with which the Company has a significant equity investment, Hynix ST joint venture, described in detail in Note 3. In 2006, Hynix Semiconductor Inc. increased its business transactions with the Company in order to supply products on behalf of the joint venture, which was not ready to fully produce and supply the requested volumes to the Company. The amount of purchases and other expenses made in 2006 from Hynix Semiconductor Inc. was $161 million. The Company had a payable amount of $13 million as at December 31, 2006.
In addition the Group participates in an Economic Interest Group (“E.I.G.”) in France with Areva and France Telecom to share the costs of certain research and development activities, which are not included in the previous table. The share of income (expense) recorded by the Group as research and development expenses incurred by E.I.G during 2006 amounted to $1 million expense and to $5 million expense in 2005. At December 31, 2006, the Company had no receivable or payable amount. At December 31, 2005, the Company had a net receivable amount of $1 million.
The Group contributed cash amounts totalling $1 million for the period ended December 31, 2006 and $1 million for the year ended December 31, 2005 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Group’s management.
In addition pursuant to the Supervisory Board’s approval, the Group paid in 2005 a special contribution amounting to $4 million to a non-profit charitable institution in the field of sustainable development and social responsibility on behalf of its former President and Chief Executive Officer.
The individual remuneration paid to the sole member and the former sole member of the Managing Board was as follows:

	December 31, 2006	December 31, 2005
Wages and salaries	1	1
Bonus	1	6
The bonus paid to the former sole member of the Managing Board and President and CEO during the 2005 financial year was approved by the Compensation Committee and approved by the Supervisory Board in respect of 2004 financial year and in recognition of his career with the Group, based on fulfilment of a number of predefined objectives for 2004.
The Sole member of the Managing Board was granted in 2006 and in 2005 for free 100,000 nonvested shares subject to the achievement of performance objectives
The total amount paid as compensation in 2006 to the Company’s 23 executive officers, including the sole Member of the Managing Board, and the total amount paid as compensation in 2005 to the Company’s 22 executive officers, including the sole Member of the Managing Board, was as follows:

	December 31, 2006	December 31, 2005
Wages and salaries	9	9
Bonus	5	3
Other Benefits	1	2
Termination Benefits	—	1
Social Charges	4	3
The Company’s 23 executive officers, including the sole Member of the Managing Board, were granted in 2006 for free 803,000 nonvested shares subject to the achievement of performance objectives. The Company’s 22 executive officers, including the sole Member of the Managing Board, were granted in 2005 for free 665,000 nonvested shares subject to the achievement of performance objectives.
The bonus paid to the Company’s executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) established in 1989 that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on return on net assets, customer service, profit, cash and market share.
The executive officers and the Managing Board were covered in 2006 and 2005 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances that are included in the $5 million of social charges and other benefits for the year ended December 31, 2006 and 2005.
At the end of the year 2005, the Compensation Committee recommended and the Supervisory Board decided to grant an additional pension benefit plan to the Company’s former President and Chief Executive Officer and sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, the Group will make annual contributions of $200,000 to both its former and current President and Chief Executive Officers, $150,000 to its Chief Operating Officer and up to $100,000 to each other beneficiary per year. In order to meet the Group’s future payment obligations under this plan or to insure for them, the Group paid an initial amount of $10 million in 2006 (of which $3 million to fund payments for the former President and Chief Executive Officer and the balance for the other senior executives designated as beneficiaries).

Individual remuneration paid to Supervisory Board Members in 2006 and 2005 was:

	2006	2005
	US$	US$
B. Steve	205,000	92,000
F. Gavois	120,500	78,500
A. Ovi	6,000	62,000
R. Gallo	9,000	71,500
R. White	125,000	88,500
T. de Waard	213,500	92,000
M. Del Fante	111,500	—
G. Arbola	205,000	68,500
D. Lombard	120,000	48,000
D. Dunn	111,000	64,500
A. Turicchi	110,000	—

	1,336,500	665,500
Stock awards granted to Supervisory Board Members in 2006 and 2005 were:

	2006		2005
	Number of stock	Acquisition price	Number of awards	Granted price
	awards granted	EUR	granted	EUR
B. Steve	6,000	1.04	6,000	1.04
M. Del Fante*	6,000	1.04	6,000	1.04
A. Turicchi*	6,000	1.04	6,000	1.04
F. Gavois	—	—	6,000	1.04
D. Lamouche	6,000	1.04	—	—
R. White	6,000	1.04	6,000	1.04
T. de Waard	6,000	1.04	6,000	1.04
G. Arbola	6,000	1.04	6,000	1.04
D. Lombard	6,000	1.04	6,000	1.04
D. Dunn	6,000	1.04	6,000	1.04

*	In 2006 and 2005, they declined their grants of stock awards
32 — SEGMENT INFORMATION
Primary Reporting Format — Business Segments

The Company operates in two business areas: Semiconductors and Subsystems.
In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smart card products through its divisions, which include the production and sale of both silicon chips and Smart cards.
The Company reports its semiconductor sales and operating income in three segments:
•	Application Specific Product Group (“ASG”) segment, comprised of three product lines – Home, Personal and Communication Sector (“HPC”), Computer Peripherals Group (“CPG”) and new Automotive Product Group (“APG”);
•	Memory Products Group (“MPG”) segment; and

•	Micro, Power, Analog (“MPA”), previously known as Micro, Linear and Discrete (“MLD”) segment, has been subsequently renamed with no substantial change in its perimeter or organization.
The Group’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product groups, but on the basis of the Semiconductor Business area. All these product groups share common research and development for process technology and manufacturing capacity for most of their products.
In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not constitute a reportable segment.
The following tables present the Group’s consolidated total revenues and consolidated net profit by semiconductor product segment. For the computation of the product segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with its internal policies, certain cost items are not charged to the product segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges. Starting in the first quarter of 2005, the Group allocated the start-up costs to expand its marketing and design presence in new developing areas to each product segment. There are no intersegment sales.
Total consolidated revenues by product segment

	December 31,	December 31,
	2006	2005
Application Specific Product Groups segment	5,396	4,991
Memory Products Group segment	2,137	1,948
Micro, Power, Analog segment	2,243	1,882

Others (1)	78	61

Total consolidated revenues	9,854	8,882

(1)	Includes revenues from sales of subsystems mainly and other products not allocated to product groups.

The product segment results for the year ended December 31, 2006

			Micro,
			Power and
	Application		Analog
	Specific Product	Memory Product	Group	Other (1)
	Groups segment	Group segment	segment	Unallocated	Group
Operating profit	635	81	383	(111)	988
Finance income					143
Finance cost					(96)
Share of loss of associates					(7)
Profit before income taxes					1,028
Income tax expense					(62)
Net profit					966

(1)	Operating profit (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.
The product segment results for the year ended December 31, 2005

			Micro,
			Power and
	Application		Analog
	Specific Product	Memory Product	Group	Other(1)
	Groups segment	Group segment	segment	Unallocated	Group
Operating profit	395	(118)	256	(139)	394
Finance income					53
Finance cost					(57)
Share of loss of associates					(3)
Profit before income taxes					387
Income tax expense					(39)
Net profit					348

(1)	Operating profit (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, are now being allocated to the groups; comparable amounts reported in this category have been reclassified accordingly in the above table.
The following tables present the Group’s consolidated total assets and liabilities by semiconductor product segment as they result from allocation keys.
Inventories, goodwill and capitalized development are directly attributed to each business segment. Receivables are allocated by business segment revenues which represent a specific and approximate allocation basis. However, the three product segments share the Group’s significant Semiconductor business area resources, namely manufacturing capacity and process developments, throughout the useful life of fabs, production equipment and common technologies. The majority of these assets and related liabilities are therefore Group resources that are utilized based on short and medium term Semiconductor area manufacturing resource planning. Such assets and liabilities cannot be directly attributed or specifically allocated to the business segments. The Group internally adopts certain allocation methodologies to establish a performance benchmark to measure the financial return on assets at various levels of accountability. As a result such methodologies are not the most appropriate accounting methodology to apply to historic financial results by product segment. A mathematical computation has been adopted in this financial report by allocating these assets based on revenues, as revenues enable a weighting to both volumes produced and average unit selling prices achieved. Volume is a reasonable measure of the use of such assets and average selling prices allows some weighting of the allocation towards more complex and recent technologies. This measure therefore gives some account to the greater capital intensity of the modern process equipment such products may require. The allocation key however might not accurately reflect the significant differences in the capital intensity of the various businesses. Assets and liabilities by product segments, as reported, might consequently be inaccurate and cannot be adopted as a basis to compute the return on capital of each product segment. Consequently, the Company has not allocated and disclosed the depreciation and amortization charges by product segment.
Based on a similar allocation by revenues, the capital expenditures at December 31, 2006 of $1,555 million would have been allocated as follows: 55% on ASG segment, 21% on MPG segment, 23% on MPA segment and 1% on the “Other” segment. Additionally, depreciation and amortization have been allocated to the operating profit by product segment as follows: $981 million on ASG segment, $388 million on MPG segment, $408 million on MPA segment and $14 million on the “Others” segment.
Total consolidated Assets by product segment

	December 31,	December 31,
	2006	2005
Application Specific Product Groups segment	7,805	7,039
Memory Products Group segment	3,600	2,897
Micro, Power and Analog Group segment	3,067	2,526
Others	207	181

Total consolidated assets	14,679	12,643
Total consolidated Liabilities by product segment

	December 31,	December 31,
	2006	2005
Application Specific Product Groups segment	2,463	2,216
Memory Products Group segment	976	865
Micro, Power and Analog Group segment	1,024	835
Others	36	27

Total consolidated liabilities	4,499	3,943
Secondary Reporting Format — Geographical Segments
The following is a summary of operations by entities located within the indicated geographic areas for 2006 and 2005. Total revenues represent sales to third parties from the country in which each entity is located. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along product segment areas. Consequently, depreciation and amortization expense is also reported according to the geographic segments. In addition, the balance sheet positions of assets and liabilities are managed and reviewed internally by geographic segments, as reported in the tables below.

Total consolidated revenues

	December 31,	December 31,
	2006	2005
The Netherlands	3,114	2,864
France	240	268
Italy	230	203
USA	1.030	1,066
Singapore	4,698	4,041
Japan	400	306
Other countries	142	134

Total consolidated revenues	9,854	8,882
Capital expenditure

	December 31,	December 31,
	2006	2005
The Netherlands	1	3
France	473	294
Italy	292	336
Other European countries	96	56
USA	116	160
Singapore	382	492
Malaysia	114	95
Other countries	81	87

Total	1,555	1,523
Total consolidated Assets

	December 31,	December 31,
	2006	2005
The Netherlands	3,657	2,962
France	2,875	2,254
Italy	2,581	2,310
Other European countries	451	372
USA	774	737
Singapore	3,155	2,946
Malaysia	595	527
Other countries	591	535

Total	14,679	12,643
33 — SIGNIFICANT CATEGORIES OF REVENUE

	December 31,	December 31,
	2006	2005
Sales of goods	9,838	8,876
License revenue and patent royalty income	16	6
Research and development funding	110	92
Finance income	143	53

Total	10,107	9,027

34 — SUBSEQUENT EVENTS
On January 22, 2007, a new option agreement was enacted with an independent foundation, Stichting Continuiteit ST (the ‘‘Stichting’’), which will have an independent board. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable if the board of the Stichting determines that hostile actions, such as a creeping acquisition or an unsolicited offer for the Company’s common shares, would be contrary to the interests of the Company, its shareholders, or its other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The new option agreement with the Stichting reflects changes in Dutch legal requirements, not a response to any hostile takeover attempt.

COMPANY FINANCIAL STATEMENTS
COMPANY BALANCE SHEETS AS AT DECEMBER 31, 2006 AND 2005
COMPANY STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005
NOTES TO THE COMPANY FINANCIAL STATEMENTS
OTHER INFORMATION
AUDITOR’S REPORT
APPROPRIATION OF RESULT
PROPOSED CASH DIVIDENDS
SUBSEQUENT EVENTS

STMICROELECTRONICS N.V. COMPANY BALANCE SHEETS AS AT
DECEMBER 31
(before proposed appropriation of income)

		As at				As at
		Dec. 31,	Dec. 31,			Dec. 31,	Dec. 31,
In million of U.S. dollars	Note	2006	2005	In million of U.S. dollars	Note	2006	2005
ASSETS				SHAREHOLDERS’ EQUITY AND LIABILITIES
Non-current assets:				Shareholders’ equity

Goodwill	4	128	128	Issued and paid in capital		1,247	1,118

Other intangibles assets	4	681	413	Additional paid in capital		1,585	1,561

Property, plant and equipment	5	7	9	Retained earnings		5,121	5,182
Investments in subsidiaries	6	7,438	7,241	Legal reserve		621	(84)
Investments in associates		261	0	Other Reserves		588	526
Restricted cash for equity investments		218	44	Income for the year		966	347

Investments and other non-current assets		38	12	Total shareholders’ equity	11	10,128	8,650

Total fixed assets		8,771	7,847	LONG-TERM LIABILITIES

Non-current assets				Long-term debt	12	877	—
Long-term deferred tax assets		3	2	Retirement benefit obligations		8	2
Total non-current assets		3	2	Deferred tax liabilities		71	25
Current assets				Other long-term liabilities		296	6

Inventories	7	97	73	Total long-term liabilities		1,252	33

Trade account receivable	8	431	392	Short-term liabilities
Group companies short-term loans	9	66	123	Current portion of long-term debt	12	2	1,356
Other group companies receivable	10	1,514	1,306	Trade accounts payable		20	14
Other receivable and assets		61	36	Group companies short-term loans	10	10	11
Available for sale financial assets	15	460	—	Other group companies payable	10	1,230	1,511
Short-Term deposits	16	250	—	Other payables and accrued liabilities		50	96
Cash and cash equivalents		1,072	1,898	Accrued income tax		33	6

Total current assets		3,951	3,828	Total short-term liabilities		1,345	2,994

TOTAL ASSETS		12,725	11,677	TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		12,725	11,677

The accompanying notes are an integral part of these financial statements.

STMICROELECTRONICS N.V. COMPANY
STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31

(In millions of U.S. dollars)	2006	2005
Profit after taxes	496	208
Income from subsidiaries	470	139

Net Profit	966	347
The accompanying notes are an integral part of these financial statements.

STMICROELECTRONICS N.V.
NOTES TO THE COMPANY FINANCIAL STATEMENTS
1 — GENERAL
A description of STMicroelectronics N.V. (“the Company”), its activities and group structure are included in the Consolidated Financial Statements, prepared on the basis of accounting policies that conform with International Financial Reporting Standards (“IFRS”) as endorsed by European Union. The Company holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, the Company operates through a branch in Switzerland, which markets a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.
2 — BASIS OF PRESENTATION
The functional and presentation currency of the Company is the U.S. dollar.
Certain prior year items have been reclassified to conform with current year presentation. Other and legal reserves at January 1st 2006 have been amended to more appropriately reflect categorization.
3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
General

In accordance with article 2:362 Part 8 of the Netherlands Civil Code, STMicroelectronics N.V. (“the Company”), has prepared its company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting principles as adopted in the consolidated financial statements.
Valuation of Subsidiaries
Investments in subsidiaries are stated at net asset value as the Company effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Company in its consolidated financial statements.
The Company provides for any negative net asset values in its subsidiaries.

4 — INTANGIBLE FIXED ASSETS

		Technologies and
		licenses, internally
		developed software
		and purchase	Capitalized
(USD in millions)	Goodwill	software	development costs	Total
HISTORICAL COST
Balance at January 1, 2006	128	420	236	784
Additions	—	70	311	381
Disposal	—	(13)	—	(13)
Impairments	—	(17)	(6)	(23)

Balance at December 31, 2006	128	460	541	1,129
ACCUMULATED AMORTIZATION
Balance at January 1, 2006	—	241	2	243
Charge for the year	—	69	21	90
Impairments	—	(13)	—	(13)

Balance at December 31, 2006	—	297	23	320

NET BOOK VALUE
At December 31, 2006	128	163	518	809

At December 31, 2005	128	179	234	541

5 — TANGIBLE FIXED ASSETS

	Furniture and	Computer and
(USD in millions)	fixtures	R&D equipment	Other	Total
HISTORICAL COST
Balance at January 1, 2006	3	16	2	21
Additions	(1)	—	1	—
Disposals	—	(4)	—	(4)

Balance at December 31, 2006	2	12	3	17
ACCUMULATED DEPRECIATION
Balance at January 1, 2006	2	9	1	12
Charge for the year	(1)	2	1	2
Disposals	—	(4)	—	(4)

Balance at December 31, 2006	1	7	2	10

NET BOOK VALUE
At December 31, 2006	1	5	1	7

NET BOOK VALUE
At December 31, 2005	1	7	1	9

6 — INVESTMENTS IN SUBSIDIARIES

(USD in millions)	2006	2005
Balance January 1	7,241	7,696
Income from subsidiaries	470	139
Other reserves	47	(1)
Dividends paid	(953)	(608)
Capital increase*	107	778
Translation effect of exchange rates	526	(763)
Balance	7,438	7,241

*	2006 capital increase mainly relates to capital contribution to subsidiaries in Canada and China, for a total amount of $105 million. 2005 capital increase mainly relates to capital contribution to subsidiaries in Singapore, for a total amount of $750 million.
The investments in significant consolidated group companies as at December 31, 2006 are presented below:

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)
Australia — Sydney	STMicroelectronics PTY Ltd	100
Belgium — Zaventem	STMicroelectronics Belgium N.V.	100
Belgium — Zaventem	Proton World International N.V.	100
Brazil — Sao Paolo	STMicroelectronics Ltda	100
Brazil — Sao Paolo	Incard do Brasil Ltda	50
Canada — Ottawa	STMicroelectronics (Canada), Inc.	100
China — Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China — Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China — Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China — Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China — Shanghai	Shanghai Blue Media Co. Ltd	65
China — Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China — Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
Czech Republic — Prague	STMicroelectronics Design and Application s.r.o.	100
Finland — Lohja	STMicroelectronics OY	100
France — Crolles	STMicroelectronics (Crolles 2) SAS	100
France — Montrouge	STMicroelectronics SA	100
France — Rousset	STMicroelectronics (Rousset) SAS	100
France — Tours	STMicroelectronics (Tours) SAS	100
France — Grenoble	STMicroelectronics (Grenoble) SAS	100
Germany — Grasbrunn	STMicroelectronics GmbH	100
Germany — Grasbrunn	STMicroelectronics Design and Application GmbH	100
Hong Kong — Hong Kong	STMicroelectronics LTD	100
India — Noida	STMicroelectronics Pvt Ltd	100
Israel — Netanya	STMicroelectronics Ltd	100
Italy — Catania	CO.RI.M.ME.	100
Italy — Aosta	DORA S.p.A.	100
Italy — Agrate Brianza	ST Incard S.r.l.	100
Italy — Naples	STMicroelectronics Services S.r.l.	100
Italy — Agrate Brianza	STMicroelectronics S.r.l.	100
Japan — Tokyo	STMicroelectronics KK	100
Malaysia — Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia — Muar	STMicroelectronics SDN BHD	100
Malta — Kirkop	STMicroelectronics Ltd	100
Mexico — Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Mexico — Guadalajara	STMicroelectronics Design and Applications, S. de R.L. de C.V.	100
Morocco — Rabat	Electronic Holding S.A.	100
Morocco — Casablanca	STMicroelectronics S.A.	100
Netherlands — Amsterdam	STMicroelectronics Finance B.V.	100
Singapore — Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore — Ang Mo Kio	STMicroelectronics Pte Ltd	100
Spain — Madrid	STMicroelectronics S.A.	100
Sweden — Kista	STMicroelectronics A.B.	100
Switzerland — Geneva	STMicroelectronics SA	100
Switzerland — Geneva	INCARD SA	100
Switzerland — Geneva	INCARD Sales & Marketing SA	100

		Percentage Ownership
Legal Seat	Name	(Direct or Indirect)
Turkey — Istanbul	STMicroelectronics Elektronik Arastirma ve Gelistirme Anonim Sirketi	100
United Kingdom — Marlow	STMicroelectronics Limited	100
United Kingdom — Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom — Marlow	Synad Technologies Limited	100
United Kingdom — Bristol	Inmos Limited	100
United States — Carrollton	STMicroelectronics Inc.	100
United States — Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States — Wilsonville	The Portland Group, Inc.	100
7 — INVENTORIES
The balance for inventories contains only finished goods.
8 — TRADE RECEIVABLES
Trade receivables are expected to be recovered within one year except for a $5.5 million receivable expected to be paid in 2008. This amount has been discounted in order to reflect its net present value.
9 — SHORT-TERM INTERCOMPANY LOANS
Short-term intercompany loans consist of the following:

	December 31, 2006	December 31, 2005
ST Incard Srl (Italy)
Loan due 2006 bearing interest at 3-month LIBOR plus 0.50%	59	53
STMicroelectronics Ltd. (Israel)
Loan due 2006 bearing interest at 3-month LIBOR plus 0.50%	5	5
ST Microelectronics Inc. (Canada)
Loan due 2006 bearing interest at 3-month LIBOR plus 0.375%	—	65
ST Microelectronics A.S. (Turkey)
Loan due 2006 bearing interest at 1-month LIBOR plus 0.063%	2	—
Total short-term intercompany loans	66	123
10 — GROUP COMPANIES

(USD in millions)	December 31, 2006	December 31 2005
Trade receivables	1,293	1,101
Other receivables	221	205

Total group companies Receivables	1,514	1,306

Trade payables	1,015	1,277
Short-term notes payable	10	11
Other payables	215	234

Total group companies payables	1,240	1,522

11 — SHAREHOLDERS’ EQUITY

	Issued	Addition					Income
	and paid	al paid	Retained	Treasury	Other	Legal	for the
(USD in millions)	in capital	in capital	earnings	Shares	Reserves	Reserve	year	Total
Balance January 1, 2006	1,118	1,561	5,182	(348)	874	(84)	347	8,650
Net income			347				(347)	—
Rights acquired on vested stock awards				16				16
Issuance of shares **	3	24						27
Stock-based compensation			(16)		46			30
Dividends paid			(107)					(107)
Net income							966	966
Development expenditures			(285)			285		—
Unrealized gain on derivatives, net of tax						14		14
Translation adjustment*	126					406		532
Balance December 31, 2006	1,247	1,585	5,121	(332)	920	621	966	10,128

*	The share capital of the Company is denominated in euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (euro/USD 1.317). The translation differences are taken to the non-distributable cumulative translation adjustment account.

**	Issuance of shares is free of tax.
Certain prior year items have been reclassified to conform with current year presentation. Other and legal reserves at January 1st 2006 have been amended to more appropriately reflect categorization.
Other reserves and legal reserve consist of fair value of services provided under share award schemes, unrealized gains or losses on marketable securities classified as available-for-sale and foreign currency translation adjustments, all net of tax.
Ordinary shares: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,157,933 shares issued, 897,395,042 shares outstanding.
Preferred shares: 540,000,000 shares authorized not issued.
The euro equivalent of the issued share capital at December 31, 2006 amounts to euro 946,564,250 (2005: euro: 944,137,250). For the changes in issued and paid in capital, additional paid in capital and other reserves, see the consolidated financial statements of the Company.
Treasury stock
In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2003, 2004, 2005 and 2006.
Treasury shares of 9,200,000 have been designated to be used for the Company’s share-based remuneration programs. As of December 31, 2006, 637,109 of the ordinary shares repurchased had been transferred to employees under the Company’s share-based remuneration programs, following the vesting as of April 27, 2006 of the first tranche of the stock award plan granted in 2005. For details on the Company’s stock award plans, see the consolidated financial statements of the Company.

12 — LONG-TERM LOANS
In August 2003, the Group issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Group’s ordinary shares for each one thousand dollar face value of the bonds. The holders had the option to redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the notes. As a result of this holder’s redemption option in August 2006, the outstanding amount of 2013 bonds was classified in the consolidated balance sheet as “current portion of long-term debt” as of December 31, 2005. At any time from August 20, 2006 the Group had the option to redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Group’s share price.
When applying the first-time adoption requirements as set out in IFRS 1, the Group assessed for separate accounting in 2005 the two elements of equity and liability for the 2013 convertible bond, because it was the only convertible debt outstanding at the IAS 32 / 39 transition date on January 1, 2005. The fair value of the liability component and the equity conversion component were determined at issuance of the bond. The bond terms enable the holder to receive cash settlement under certain circumstances and, consequently, the Group has classified the share conversion option as a financial liability. The value at issuance of this share conversion option was $114 million, which has been reduced and fully reflected in adjusted retained earnings at January 1, 2005 because of the market expectation that the bond will be redeemed without any holder converting. Adjusted retained earnings at January 1, 2005 also included the cumulative amortized interest cost recorded on the bond totalling $54 million. The fair value of the liability component of the convertible debt amounted to $1,356 million as of December 31, 2005. Based on the existing market conditions at issuance, management estimated that separately valuing the embedded share conversion option would not be materially different from calculating the share conversion value as the residual amount of the total bond proceeds, after deducting the fair value of the debt component. The Group determined the fair value of the debt component using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a three-year timeframe corresponding to the period to the first date of redemption for cash at the option of the holder. The fair value was calculated using cash flows discounted at a rate based on the non-convertible debt rate of 2.96%. The embedded rights of the bond holder to extend the bond beyond the probable three year period, by not exercising their redemption option, were measured at fair value through profit and loss. The fair value of these embedded rights was not material at the end of 2005.
Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The Company may be required to purchase, at the option of the holder, the outstanding convertible bonds for cash on August 5, 2008 and/or August 5, 2010 at a price of $975.28 and $965.56 per convertible bond, respectively. The outstanding 2013 convertible debt amounted to approximately $2 million as at December 31, 2006, corresponding to the remaining 2,505 bonds.
In February 2006, the Company issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. In the event of any change in control, the holder has the right to require the Company to purchase for cash all or any part of the holder’s convertible bonds at its accreted value. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction.
The Group assessed for separate accounting at issuance of the bond the two elements of equity and liability of the compound instrument. The bond terms enable the holder to receive cash settlement under certain circumstances and, consequently, the Group has classified the share conversion option as a financial liability in “Other non-current liabilities”, which was reported at fair value through profit and loss in the consolidated balance sheet at December 31, 2006. Based on the existing market conditions at issuance, management estimated that separately valuing the embedded share conversion would not be materially different from calculating the residual amount of the equity conversion as total bond proceeds, after deducting the fair value of the debt component. The fair value of the liability component of the convertible debt amounted to $700 million at issuance and includes the value of the holder’s redemption option and the Company’s call options since these embedded derivatives were considered to be closely related to the host debt contract and could not be accounted for separately as freestanding derivatives. The Group determined the fair value of the liability component using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This was determined to be a ten-year timeframe corresponding to the period from issuance to maturity. The fair value was calculated using cash flows discounted at a rate based on the non-convertible debt rate of 5.50%, reduced by 0.58% corresponding to the value of the put and call options.
In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bond due to 2016 to a variable interest rate based upon adjusted LIBOR. These interest rate swap hedging transactions are described in further detail in Note 30.

The convertible debt recognized in the balance sheet is calculated as follows:
Convertible debt 2013:

December 31,
2006
Face value of the convertible debt issued on August 2003	1,400
Conversion option classified as a financial liability	(136)
Accumulated interest recognized on retained earnings	91
Repayment in cash at redemption date	(1,377)

Liability component at issuance	(22)
Interest expense recognized in 2006 consolidated statement of income	24
Convertible debt 2013 as of December 31, 2006	2
Convertible debt 2016:

December 31,
2006
Face value of the convertible debt issued in February 2006	974
Conversion option classified as a financial liability	(274)

Liability component at issuance	700
Interest expense recognized in 2006 consolidated statement of income	37
Effect of interest rate swap	—
Convertible debt 2016 as of December 31, 2006	737
13 — LOANS AND BANKS
The Company has revolving lines of credit agreements with several financial institutions totalling $269 million at December 31, 2006 (2005: $221 million). At December 31, 2006 no amounts were drawn on these available lines of credit (2005: nil).
14 – GUARANTEES
Guarantees given by the Company to its subsidiaries for the benefit of third parties amounted to approximately $1,379 million at December 31, 2006 (2005: $906 million).
15 — AVAILABLE-FOR-SALE FINANCIAL ASSETS
In 2006, the Company invested $460 million of existing cash in eleven floating rate notes with primary financial institutions with minimum rating “A1/A+” with a maturity between twenty one months and six years. These marketable securities were reported as current assets as at December 31, 2006 since they represent investments of funds available for current operations. These financial assets are classified as available-for-sale and are recorded at fair value, which is slightly lower than the carrying value as at December 31, 2006, with changes in fair value recognized as a separate component of “other reserves” in the consolidated statement of changes in shareholders’ equity. Subsequently, the Company entered into a basis asset swap for one floating rate note for a notional amount of $50 million purchased at par. Even if strictly related to the underlying note, the swap is contractually transferable independently of the marketable security to which it is attached. As such, the asset swap was recorded separately from the underlying financial asset and was reflected at its fair value in the consolidated balance sheet on the line “Other receivables and assets” as at December 31, 2006. The changes in the fair value of this derivative instrument were recorded in the consolidated statement of income as part of “Other income and expenses, net” and did not exceed $1 million for the year ended December 31, 2006.

In 2006 and 2005, no financial asset classified as available-for-sale was sold. As at December 31, 2005, the Company did not report any financial assets classified as available-for-sale.
16 — SHORT TERM DEPOSITS
In the first quarter of 2006, the Company invested $903 million in short term deposits with a maturity between three months and one year. These deposits are held at various banks with a A3/A- minimum long term rating from at least two major rating agencies. Interest on these deposits is paid at maturity with interest rates fixed at inception for the duration of the deposits. The principal will be repaid at final maturity. In 2006, the Company did not roll over $653 million of these short-term deposits, primarily pursuant to the early redemption in cash of 2013 convertible bonds at the option of the holders which occurred on August 7, 2006. At December 31, 2006 the total amount of short term deposit was $250 million.
17 — WAGES, SALARIES AND SOCIAL CHARGES

(USD in millions)	2006	2005
Wages and salaries	43	43
Social charges	3	6
Stock award compensation expense	3	7
Pension service costs	8	6
Complementary pension scheme for executives	(2)	9
Other employee benefits	2	3

	57	74
The average number of persons employed by the Company during the year ended December 31, 2006 was 254 out of which 235 outside The Netherlands (2005: 259 out of which 239 outside The Netherlands).
18 — REMUNERATION TO MANAGING BOARD AND SUPERVISORY BOARD MEMBERS
For details on the remuneration to Managing Board and Supervisory Board members, see the consolidated financial statements of the Company (Note 31).
March 20, 2007
Sole Member of the Managing Board,
Carlo Bozotti
Members of the Supervisory Board:
Gérald Arbola
Bruno Steve
Tom de Waard
Matteo Del Fante
Douglas Dunn

Didier Lamouche
Didier Lombard
Antonino Turicchi
Robert M. White
Francis Gavois (Retired on April 27, 2006)

STMICROELECTRONICS N.V.
OTHER INFORMATION
DECEMBER 31, 2006
1.	AUDITORS’ REPORT
The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented in the following pages.
2.	APPROPRIATION OF RESULT — PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION
The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of the aforementioned allocation to the reserve fund, is subject to the disposition by the AGM.
In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit in future years.
3.	PROPOSED 2006 CASH DIVIDEND AND RETAINED EARNINGS AND DIVIDEND POLICY
Upon the proposal of the Managing Board, the Supervisory Board decided to recommend to the 2007 AGM a cash dividend of $0.30 per share.
This recommendation is consistent with the Company’s dividend policy as communicated and discussed at the 2005 AGM whereby:
a.	The Company seeks to use its available cash in order to develop and enhance its position in the very capital-intensive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in the Company.

b.	Based on its annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of its earnings involving whenever deemed possible and desirable in line with the Company’s objectives and financial situation, the distribution of a cash dividend, and

c.	The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.

4.	SUBSEQUENT EVENTS

On January 22, 2007, a new option agreement was enacted with an independent foundation, Stichting Continuiteït ST (the ‘‘Stichting’’), which will have an independent board. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable if the board of the Stichting determines that hostile actions, such as a creeping acquisition or an unsolicited offer for the Company’s common shares, would be contrary to the interests of the Company, its shareholders, or its other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The new option agreement with the Stichting reflects changes in Dutch legal requirements, not a response to any hostile takeover attempt.

To the General Meeting of Shareholders of
STMicroelectronics N.V.
AUDITOR’S REPORT
Report on the financial statements
We have audited the accompanying financial statements 2006 of STMicroelectronics N.V., Amsterdam as set out on pages 57 to 140. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company profit and loss account for the year then ended and the notes.
The directors’ responsibility
The directors of the company are responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2006, and of its result and its cash flows for in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.
Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2006, and of its result in accordance with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the managing board is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Amsterdam, 23 March 2007
PricewaterhouseCoopers Accountants N.V.
R.M. van Tongeren RA

Proposed resolutions and shareholders’ information
for the Annual General Meeting of Shareholders (“AGM”) of STMicroelectronics N.V.
(the “Company”) to be held on April 26, 2007 in Amsterdam, the Netherlands
Our Supervisory Board proposes:
Agenda item 4-a - Resolution 1
To adopt our statutory annual accounts for the 2006 financial year, as drawn up by our Managing Board, examined and audited by our independent external auditors, PricewaterhouseCoopers Accountants N.V., and approved by our Supervisory Board. Our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, have been prepared in English consistent with the Company’s prior practice, and in accordance with IFRS Accounting Standards, as IFRS constitute our statutory reporting standards.
Agenda item 4-b - Resolution 2
To distribute a dividend in cash of US $0.30 per ordinary share, in line with our dividend policy as communicated.
Agenda item 4-c - Resolution 3
To discharge the sole member of our Managing Board for his management during the 2006 financial year.
Agenda item 4-d - Resolution 4
To discharge the members of our Supervisory Board for their supervision during the 2006 financial year.
Agenda item 5 - Resolution 5
a.	To appoint Mr. Alessandro Ovi as a member of our Supervisory Board for a three-year term effective as of our 2007 AGM to expire at the end of our 2010 AGM.

b.	To appoint Mr. Ray Bingham as a member of our Supervisory Board for a three-year term effective as of our 2007 AGM to expire at the end of our 2010 AGM.
Agenda item 6 - Resolution 6 and shareholders’ information
To approve the modification to the three year Stock-Based Compensation Plan for members and professionals of our Supervisory Board with respect to its remaining year, by fixing the number of newly issued ordinary shares which may be granted to each Supervisory Board member at 15,000 and to each professional of our Supervisory Board at 7,500. The price per share shall continue to be EUR 1.04, being the par value of an ordinary share.

This modification is proposed following a benchmarking study of the practices of similar international companies performed under the control of the Compensation Committee of our Supervisory Board and is intended to attract and retain suitable candidates for this demanding position in an international environment .
Agenda item 7 - Resolution 7 and shareholders’ information
To approve the delegation to our Supervisory Board of the power to grant Mr. C. Bozotti up to a maximum number of 100,000 ordinary shares, in the form of Unvested Stock Awards, for services to be rendered in 2007 as our President and CEO, whereby the vesting of such Unvested Stock Awards will be tied to Company performance, according to predetermined and quantifiable criteria to be fixed by our Supervisory Board upon the recommendation of its Compensation Committee, with the objective of creating long-term value for our shareholders.
The Unvested Stock Awards are intended to provide an incentive to our President and CEO to increase his efforts for the success of our Company by offering him an opportunity to obtain or increase his proprietary interest in our Company through the vesting of the up to 100,000 Unvested Stock Awards to be granted to him, provided the performance conditions attached to vesting of such Awards are met.
Agenda item 8 - Resolution 8 and shareholders’ information
To designate our Supervisory Board as the corporate body authorized to resolve upon (i) issuance of any number of shares as comprised in the authorized share capital of our Company as this shall read from time to time, (ii) upon the terms and conditions of an issuance of shares, (iii) upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares, and (iv) upon the granting of rights to subscribe for shares, all for a five-year period as of the date of our 2007 AGM.
During our 2006 AGM our Supervisory Board was designated as the authority empowered to decide upon the issue of new shares within the limits of our authorized share capital referred to in article 3 of our articles of association. This decision was taken upon the recommendation of our Managing and Supervisory Boards, as referred to in article 3 of our Articles of Association, in line with past Company practice, with a view to allowing us to benefit from the best available conditions for our financing requirements as may be offered by international capital markets so as to best serve our interest and that of all of our shareholders and other stakeholders in the most efficient manner. We propose to renew such designation in favor of our Supervisory Board for a new five-year period.
Agenda item 9 - Resolution 9 and shareholders’ information
To authorize our Managing Board to acquire for a consideration on a stock exchange or otherwise up to such a number of fully paid-up ordinary shares and/or preference shares in our share capital as is permitted by law and our articles of association as per the moment of such acquisition — other than acquisition of shares pursuant to article 5 paragraph 2 of our Articles of Association — for a price (i) per ordinary share which at such moment is within a range between the par value of an ordinary share and 110% of the share price per ordinary share on Eurolist by Euronext™ Paris, the New York Stock Exchange or Borsa Italiana, whichever at such moment

2

is the highest, and (ii) per preference share which is calculated in accordance with article 5 paragraph 5 of our Articles of Association, taking into account the amendment to our Articles of Association as proposed in agenda item 10, all subject to the approval of our Supervisory Board, for a period of eighteen months as of the date of our 2007 AGM.
This authorization is requested to offer our Managing Board with the approval of our Supervisory Board the possibility to repurchase, when it is in the best interest of the Company’s shareholders and other stakeholders for creating long term value, a number of fully paid-up ordinary and/or preference shares, within the legal limits which are currently set at 10% of the issued share capital.
Agenda item 10 - Resolution 10 and shareholders’ information1
To amend our Articles of Association in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek N.V., dated February 15, 2007 (Dutch wording) and to authorize any and all lawyers practicing with De Brauw Blackstone Westbroek N.V. to apply to the Dutch Ministry of Justice for the required declaration of no-objection as well as to execute the notarial deed of amendment.
The amendments result, among others, from changes in Dutch law effective as of January 1, 2007 or proposed changes in Dutch law which will become effective in the near future. The amendments mainly concern the following items:
•	Written requests of qualified shareholders regarding a request to convene a general meeting of shareholders or to include items on the agenda may not be submitted electronically (e.g. via e-mail);

•	Notices convening meetings of holders of preference shares may also be sent via e-mail if the relevant holder(s) of preference shares so agree(s); furthermore, our Managing Board, subject to the approval of our Supervisory Board may also determine that holders of preference shares entitled to vote on such shares and other persons entitled to vote on preference shares may adopt written resolutions outside a meeting via an electronic means of communication (e.g. e-mail); our Managing Board, subject to the approval of our Supervisory Board, may attach conditions to the use of such electronic means of communication.

•	Our Managing Board may, subject to the approval of our Supervisory Board, determine that our shareholders and other persons entitled to attend our general meetings of shareholders are authorized to directly take note of the business transacted at a general meeting of shareholders via an electronic means of communication (e.g. webcast).

•	With respect to determining who is authorized to attend our general meeting of shareholders, our Managing Board or Supervisory Board may determine a registration

[1]	With respect to this agenda item the meeting shall also be considered as a meeting of holders of ordinary shares

3

date for such a meeting; the registration date may not be set earlier than the thirtieth day prior to the meeting.

•	If our Managing Board or Supervisory Board determines a registration date as referred to in the previous bullet point, it may also determine that persons entitled to attend and vote at our general meetings of shareholders may vote via an electronic means of communication (e.g. via e-mail or the internet) within a certain period prior to our general meeting of shareholders; this period shall be determined by our Managing Board or Supervisory Board but cannot commence earlier than the registration date as referred to in the previous bullet point; votes cast in this manner are equal to votes cast at the meeting.

•	Our Managing Board may, subject to the approval of our Supervisory Board, determine that each person entitled to attend and vote at our general meetings of shareholders is authorized to vote via an electronic means of communication (e.g. via e-mail or the internet); to be able to vote in this manner, the person entitled to attend and vote at our general meetings of shareholders must be identified via the electronic means of communication and be able to directly take note of the business transacted at our general meeting of shareholders; our Managing Board may, subject to the approval of our Supervisory Board, attach conditions the use of the electronic means of communication to certain rules; if so, these rules shall be announced in the notice convening our general meeting of shareholders and posted on our website.

•	Our Managing Board must prepare our statutory annual accounts within four months after the end of our financial year; furthermore, our Managing Board must prepare the annual report together with our Supervisory Board within the same period.

•	Annually, no later than four months after the close of our financial year, our Managing Board shall make generally available: (i) our statutory annual accounts, (ii) our annual report, (iii) the statement of our external accountant, as well as (iv) all other annual financial documents which we must make generally available together with our statutory annual accounts, pursuant to a statutory obligation.

•	The provisions regarding the distributions on our preference shares, if and when issued and outstanding, are updated to reflect current market practice. Our preference shares shall become inter alia cumulative of nature.

4

PERSONAL DATA
MR. BINGHAM
(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Ray Bingham

age	:	60

nationality	:	American

profession	:	Since 2006, Mr. Bingham has been a Managing Director with General Atlantic LLC, a global private equity firm.

other positions	:	Mr. Bingham currently serves as director of three public companies: Oracle Corporation, Flextronics International Ltd., and LKA Tencor.

previous positions	:	Mr. Bingham earned a Bachelor of Science degree with Honors from to the extent relevant Weber State University and a Master’s Degree in Business Administration from the Harvard Business School. Mr. Bingham’s career of more than 30 years has spanned businesses in high tech, chemical engineering, and hospitality real estate development with accomplishments in mergers and acquisitions, global trade and venture capital. He has held senior management roles with the Marriott Corporation, Red Lion Hotels and Inns, Agrico Overseas Investment Company and N-ReN International. From 1993 to 2005, he served in executive management roles at Cadence Design Systems and was named executive chairman in May 2004 after serving as president and chief executive officer since May 1999.

supervisory board member of	:	Oracle Corporation, Flextronics International Ltd., and LKA Tencor

motivation	:	The candidacy of Mr. Bingham as a Supervisory Board member is being proposed on the basis of his specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member.
Mr. Bingham does not hold any shares or rights to subscribe for shares in the share capital of STMicroelectronics N.V.

PERSONAL DATA
MR. OVI
(Section 2:142, subsection 3 Dutch Civil Code)

name	:	Alessandro Ovi

age	:	63

nationality	:	Italian

profession	:	Special Advisor for Innovation Policies to the Italian Prime Minister

other positions	:	Mr. Ovi is a supervisory board member of Telecom Italia Media S.p.A. and Assicurazioni Generali S.p.A. Guala Closures SpA, ENIA SpA, NWF, E.U.P.A.C. NPF (Capital Group Funds) as well as a life trustee of Carnegie Mellon University and a member of the Media Lab Visiting Committee of Massachusetts Institute of Technology.

previous positions to the extent relevant	:	Mr. Ovi was a member of the Supervisory Board from 1994 until his term expired at our annual general meeting of shareholders on March 18, 2005. He received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a masters degree in operations research from Massachusetts Institute of Technology. He has been Special Advisor to the President of the European Community for five years and served on the boards of Telecom Italia S.p.A, Finmeccanica SpA, Alitalia SpA. Until April 2000, Mr. Ovi was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

supervisory board member of	:	Telecom Italia Media S.p.A. and Assicurazioni Generali S.p.A. Guala Closures SpA, ENIA SpA, NWF, E.U.P.A.C. NPF (Capital Group Funds)

motivation	:	The candidacy of Mr. Ovi as a Supervisory Board member is being proposed on the basis of his specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform his activities as a Supervisory Board member.
Mr. Ovi does not hold any shares in the share capital of STMicroelectronics N. V. Mr. Ovi holds a right to acquire 72,000 shares in the share capital of STMicroelectronics N.V.

Proxy Forms and Instruction Cards
Instructions to holders of STMicroelectronics N.V.
NY Shares traded on the New York Stock Exchange
Proposed resolutions for the Annual General Meeting of Shareholders (“AGM”) of
STMicroelectronics N.V. (the “Company”) to be held on April 26, 2007 in Amsterdam
- Resolution 1
To adopt our statutory annual accounts for the 2006 financial year, as drawn up by our Managing Board, examined and audited by our independent external auditors, PricewaterhouseCoopers Accountants N.V., and approved by our Supervisory Board. Our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, have been prepared in English consistent with the Company’s prior practice, and in accordance with IFRS Accounting Standards, as IFRS constitute our statutory reporting standards.
- Resolution 2
To distribute a dividend in cash of US $0.30 per ordinary share, in line with our dividend policy as communicated.
- Resolution 3
To discharge the sole member of our Managing Board for his management during the 2006 financial year.
- Resolution 4
To discharge the members of our Supervisory Board for their supervision during the 2006 financial year.
- Resolution 5
a.	To appoint Mr. Alessandro Ovi as a member of our Supervisory Board for a three-year term effective as of our 2007 AGM to expire at the end of our 2010 AGM.

b.	To appoint Mr. Ray Bingham as a member of our Supervisory Board for a three-year term effective as of our 2007 AGM to expire at the end of our 2010 AGM.
- Resolution 6 and shareholders’ information
To approve the modification to the three year Stock-Based Compensation Plan for members and professionals of our Supervisory Board with respect to its remaining year, by fixing the number of newly issued ordinary shares which may be granted to each Supervisory Board member at 15,000 and to each professional of our Supervisory Board at 7,500. The price per share shall continue to be EUR 1.04, being the par value of an ordinary share.
This modification is proposed following a benchmarking study of the practices of similar international companies performed under the control of the Compensation Committee of our Supervisory Board and is intended to attract and retain suitable candidates for this demanding position in an international environment
- Resolution 7 and shareholders’ information
To approve the delegation to our Supervisory Board of the power to grant Mr. C. Bozotti up to a maximum number of 100,000 ordinary shares, in the form of Unvested Stock Awards, for services to be rendered in 2007 as our President and CEO, whereby the vesting of such Unvested Stock Awards will be tied to Company performance, according to predetermined and quantifiable criteria to be fixed by our Supervisory Board upon the recommendation of its Compensation Committee, with the objective of creating long-term value for our shareholders.
The Unvested Stock Awards are intended to provide an incentive to our President and CEO to increase his efforts for the success of our Company by offering him an opportunity to obtain or increase his proprietary interest in our Company through the vesting of the up to 100,000 Unvested Stock Awards to be granted to him, provided the performance conditions attached to vesting of such Awards are met.
- Resolution 8 and shareholders’ information
To designate our Supervisory Board as the corporate body authorized to resolve upon (i) issuance of any number of shares as comprised in the authorized share capital of our Company as this shall read from time to time, (ii) upon the terms and conditions of an issuance of shares, (iii) upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares, and (iv) upon the granting of rights to subscribe for shares, all for a five-year period as of the date of our 2007 AGM.
During our 2006 AGM our Supervisory Board was designated as the authority empowered to decide upon the issue of new shares within the limits of our authorized share capital referred to in article 3 of our articles of association. This decision was taken upon the recommendation of our Managing and Supervisory Boards, as referred to in article 3 of our Articles of Association, in line with past Company practice, with a view to allowing us to benefit from the best available conditions for our financing requirements as may be offered by international capital markets so as to best serve our interest and that of all of our shareholders and other stakeholders in the most efficient manner. We propose to renew such designation in favor of our Supervisory Board for a new five-year period.
- Resolution 9 and shareholders’ information
To authorize our Managing Board to acquire for a consideration on a stock exchange or otherwise up to such a number of fully paid-up ordinary shares and/or preference shares in our share capital as is permitted by law and our articles of association as per the moment of such acquisition -other than acquisition of shares pursuant to article 5 paragraph 2 of our Articles of Association — for a price (i) per ordinary share which at such moment is within a range between the par value of an ordinary share and 110% of the share price per ordinary share on Eurolist by Euronext™ Paris, the New York Stock Exchange or Borsa Italiana, whichever at such moment is the highest, and (ii) per preference share which is calculated in accordance with article 5 paragraph 5 of our Articles of Association, taking into account the amendment to our Articles of Association as proposed in agenda item 10, all subject to the approval of our Supervisory Board, for a period of eighteen months as of the date of our 2007 AGM.
This authorization is requested to offer our Managing Board with the approval of our Supervisory Board the possibility to repurchase, when it is in the best interest of the Company’s shareholders and other stakeholders for creating long term value, a number of fully paid-up ordinary and/or preference shares, within the legal limits which are currently set at 10% of the issued share capital.
- Resolution 10 and shareholders’ information1
To amend our Articles of Association in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek N.V., dated February 15, 2007 (Dutch wording) and to authorize any and all lawyers practicing with De Brauw Blackstone Westbroek N.V. to apply to the Dutch Ministry of Justice for the required declaration of no-objection as well as to execute the notarial deed of amendment.
The amendments result, among others, from changes in Dutch law effective as of January 1, 2007 or proposed changes in Dutch law which will become effective in the near future. The amendments mainly concern the following items:

[1]	With respect to this agenda item the meeting shall also be considered as a meeting of holders of ordinary shares

•	Written requests of qualified shareholders regarding a request to convene a general meeting of shareholders or to include items on the agenda may not be submitted electronically (e.g. via e-mail);

•	Notices convening meetings of holders of preference shares may also be sent via e-mail if the relevant holder(s) of preference shares so agree(s); furthermore, our Managing Board, subject to the approval of our Supervisory Board may also determine that holders of preference shares entitled to vote on such shares and other persons entitled to vote on preference shares may adopt written resolutions outside a meeting via an electronic means of communication (e.g. e-mail); our Managing Board, subject to the approval of our Supervisory Board, may attach conditions to the use of such electronic means of communication.

•	Our Managing Board may, subject to the approval of our Supervisory Board, determine that our shareholders and other persons entitled to attend our general meetings of shareholders are authorized to directly take note of the business transacted at a general meeting of shareholders via an electronic means of communication (e.g. webcast).

•	With respect to determining who is authorized to attend our general meeting of shareholders, our Managing Board or Supervisory Board may determine a registration date for such a meeting; the registration date may not be set earlier than the thirtieth day prior to the meeting.

•	If our Managing Board or Supervisory Board determines a registration date as referred to in the previous bullet point, it may also determine that persons entitled to attend and vote at our general meetings of shareholders may vote via an electronic means of communication (e.g. via e-mail or the internet) within a certain period prior to our general meeting of shareholders; this period shall be determined by our Managing Board or Supervisory Board but cannot commence earlier than the registration date as referred to in the previous bullet point; votes cast in this manner are equal to votes cast at the meeting.

•	Our Managing Board may, subject to the approval of our Supervisory Board, determine that each person entitled to attend and vote at our general meetings of shareholders is authorized to vote via an electronic means of communication (e.g. via e-mail or the internet); to be able to vote in this manner, the person entitled to attend and vote at our general meetings of shareholders must be identified via the electronic means of communication and be able to directly take note of the business transacted at our general meeting of shareholders; our Managing Board may, subject to the approval of our Supervisory Board, attach conditions the use of the electronic means of communication to certain rules; if so, these rules shall be announced in the notice convening our general meeting of shareholders and posted on our website.

•	Our Managing Board must prepare our statutory annual accounts within four months after the end of our financial year; furthermore, our Managing Board must prepare the annual report together with our Supervisory Board within the same period.

•	Annually, no later than four months after the close of our financial year, our Managing Board shall make generally available: (i) our statutory annual accounts, (ii) our annual report, (iii) the statement of our external accountant, as well as (iv) all other annual financial documents which we must make generally available together with our statutory annual accounts, pursuant to a statutory obligation.

•	The provisions regarding the distributions on our preference shares, if and when issued and outstanding, are updated to reflect current market practice. Our preference shares shall become inter alia cumulative of nature.
☐            â   DETACH PROXY CARD HERE   â

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒

Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1.	☐	☐	☐	4.	☐	☐	☐	6.	☐	☐	☐	9.	☐	☐	☐
2.	☐	☐	☐	5.a.	☐	☐	☐	7.	☐	☐	☐	10.	☐	☐	☐
3.	☐	☐	☐	5.b.	☐	☐	☐	8.	☐	☐	☐
To change your address, please mark this box.       ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here

STMicroelectronics N.V.
Proxy Appointment and Voting Instruction Card
(Must be presented at the meeting or received by mail prior to 3:00 pm
(eastern standard time) on April 24, 2007)
The undersigned registered holder of common shares of New York Registry (each representing one common share of Euro 1.04 nominal amount of STMicroelectronics N.V.), hereby appoints             or The Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on April 26, 2007 and, in general, to exercise all rights the undersigned could exercise in respect of such common shares if personally present thereat upon all matters which may properly come before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the common shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on March 30, 2007, at such Meeting in respect of the resolutions specified on the reverse side hereof.

NOTE:	Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.

STMicroelectronics N.V.
P.O. BOX 11473
NEW YORK, N.Y. 10203-0473
To include any comments, please mark this box.            ☐
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

PROXY
REGISTERED SHAREHOLDER
The undersigned:
(full name shareholder):
(private address/business address):
acting for the purposes hereof as holder of .......... (number) shares (in case type II: serial number of the share certificates: ..................), each share having a par value of EUR 1.04, in the share capital of STMicroelectronics N.V., established in Amsterdam, the Netherlands, hereinafter: the “Company”, declares to give the following instructions and to grant full power of attorney to:
0       Mr C.W, de Monchy, civil law notary practising in Rotterdam, the Netherlands, or one of the lawyers in the office of Mr C.W. de Monchy; or
0       (fill out name of person designated by you):
especially to, on behalf and in the name of the undersigned in his above mentioned capacity, attend the Annual General Meeting of shareholders of the Company, to be held on April 26, 2007 to sign the attendance-book of such meeting, to address the meeting and to vote on all shares mentioned above regarding the following items included in the agenda of such meeting:

Item number 4a — Resolution 1
in favour / against / abstention *

Item number 4b — Resolution 2 in favour / against / abstention *

Item number 4c — Resolution 3 in favour / against / abstention *

Item number 4d — Resolution 4 in favour / against / abstention *

Item number 5 — Resolution 5a in favour / against / abstention *

Item number 5 — Resolution 5b in favour / against / abstention *

Item number 6 — Resolution 6

in favour / against / abstention *

Item number 7 — Resolution 7 in favour / against / abstention *

Item number 8 — Resolution 8 in favour / against / abstention *

Item number 9 — Resolution 9 in favour / against / abstention *

Item number 10 — Resolution 10** in favour / against / abstention *

**	With respect to this agenda item the meeting shall also be considered as a meeting of holders of ordinary shares. Consequently, your vote will regard the general meeting of shareholders (as a whole) as well as the meeting of holders of ordinary shares.
The attorney is also empowered to address the meeting regarding all other matters to be discussed at the meeting, and furthermore to vote on all shares mentioned above regarding all items to be brought up for voting at such meeting.
This proxy is granted with the right of substitution.
Executed in            on            2007.

*	Please indicate your choice.

Instructions to holders of ordinary shares in the share capital of STMicroelectronics NV traded on Euronext Paris / Milan Stock Exchange holding their shares through a securities account with a financial intermediary
STMICROELECTRONICS N.V.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 26, 2007
As shareholder holding STMicroelectronics NV ordinary shares through a securities account with a financial intermediary, you may vote your shares by following one of the two procedures described below:
1) Voting in person
If you would like to attend the annual general meeting of shareholders and would like to vote at the meeting you will have to obtain a power of attorney from Euroclear France and to complete and sign appendix I (the request for a power of attorney to Euroclear France). By obtaining the power of attorney you will obtain the legal ownership rights of Euroclear France to vote your STMicroelectronics NV ordinary shares. If you obtain a power of attorney from Euroclear France your shares will be blocked and cannot be transferred until April 27, 2007.
2) Voting by proxy
You may also give Euroclear France your voting instructions for the annual general meeting of shareholders. You must therefore provide Euroclear France with your voting instructions by completing and signing Appendix II. If you give voting instructions to Euroclear France, your shares will be blocked and cannot be transferred until April 27, 2007.
Appendix I or II has to be received by your account holder or intermediary (not STMicroelectronics N.V. or Euroclear France) by April 23, 2007 at the latest.
If you wish to attend the meeting, please make sure you return appendix I to your account holder or intermediary on time. Do not use appendix II.
If you wish to give voting instructions to Euroclear France, please make sure that you return appendix II to your account holder or intermediary on time. Do not use appendix I.
Amsterdam, April 5, 2007
on behalf of
STMicroelectronics N.V.
Netherlands Management Company B.V.
Registrar

Appendix I REQUEST FOR A POWER OF ATTORNEY
YOU SHOULD COMPLETE THIS FORM IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V.
This form has to be received by your account holder or intermediary by April 23, 2007 at the latest.
Mr/Mrs .................... will attend the annual general meeting of shareholders of STMicroelectronics N.V. in Amsterdam, the Netherlands, at April 26, 2007.

NAME AND ADDRESS OF UNDERSIGNED “INDIRECT” SHAREHOLDER

NUMBER OF STMICROELECTRONICS N.V. SHARES IN RESPECT OF WHICH A POWER OF ATTORNEY IS REQUESTED

SECURITIES ACCOUNT NUMBER WITH ACCOUNT HOLDER OR INTERMEDIAIRY (please provide only the number of the account in which you hold STMicroelectronics N.V. shares)

EUROCLEAR FRANCE ACCOUNT (to be filled in by your account holder or intermediary)

TELEPHONE NUMBER AND CONTACT PERSON OF ACCOUNT HOLDER OR INTERMEDIARY (to be filled in by your account holder or intermediary)
By signing this appendix, the undersigned hereby requests Euroclear France to grant a power of attorney to the undersigned (or its representative).
By signing this appendix, the undersigned undertakes not to transfer the above-mentioned shares during the period from the date this appendix is signed until April 27, 2007.
Executed at                      on                      2007

Signature

Appendix II VOTING INSTRUCTIONS FORM
YOU SHOULD COMPLETE THIS FORM IF YOU DO NOT WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V. TO BE HELD ON APRIL 26, 2007 BUT DO WISH TO GIVE VOTING INSTRUCTIONS TO EUROCLEAR FRANCE.
This form has to be received by your account holder or intermediary by April 23, 2007 at the latest.
EUROCLEAR FRANCE S.A. WILL EXECUTE THESE VOTING INSTRUCTIONS AS DIRECTED. IF NO DIRECTION IS MADE, EUROCLEAR FRANCE S.A. WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE SUPERVISORY BOARD AND BOARD OF MANAGEMENT OF STMICROELECTRONICS N.V., WHICH RECOMMEND A VOTE FOR EACH OF PROPOSALS LISTED BELOW

NAME AND ADDRESS OF UNDERSIGNED “INDIRECT” SHAREHOLDER

NUMBER OF STMICROELECTRONICS N.V. SHARES IN RESPECT OF WHICH VOTING INSTRUCTIONS ARE GIVEN

SECURITIES ACCOUNT NUMBER WITH ACCOUNT HOLDER OR INTERMEDIARY (please provide only the number of the account in which you hold STMicroelectronics N.V. shares)

EUROCLEAR FRANCE ACCOUNT (to be filled in by your account holder or intermediary)

NAME AND ADDRESS OF ACCOUNT HOLDER OR INTERMEDIARY

TELEPHONE NUMBER AND CONTACT PERSON OF ACCOUNT HOLDER OR INTERMEDIARY (to be filled in by your account holder or intermediary)
The undersigned hereby authorises Euroclear France to exercise the voting instructions on the undersigned’s behalf with regard to the above-mentioned shares concerning the following items on the agenda of the annual general meeting of shareholders of STMicroelectronics N.V. on April 26, 2007.
☑ Please mark your vote as shown in this example.
Item number 4a — Resolution 1
Adoption of the statutory annual accounts for the 2006 financial year
☐ FOR       ☐ AGAINST      ☐ ABSTAIN

Item number 4b — Resolution 2
Adoption of a dividend of $0.30 per ordinary share
☐ FOR       ☐ AGAINST      ☐ ABSTAIN
Item number 4c — Resolution 3
Discharge of the sole member of the Managing Board for his management during the 2006 financial year
☐ FOR       ☐ AGAINST      ☐ ABSTAIN
Item number 4d — Resolution 4
Discharge of the members of the Supervisory Board for their supervision during the 2006 financial year
☐ FOR       ☐ AGAINST      ☐ ABSTAIN
Item number 5 — Resolution 5
a. Appointment of Mr. Alessandro Ovi as a member of the Supervisory Board for a three year term effective as of the 2007 annual meeting of shareholders to expire at the end of the 2010 annual general meeting of shareholders
☐ FOR       ☐ AGAINST      ☐ ABSTAIN
b. Appointment of Mr. Ray Bingham as a member of the Supervisory Board for a three year term effective as of the 2007 annual general meeting to expire at the end of the 2010 annual general meeting
☐ FOR       ☐ AGAINST      ☐ ABSTAIN
Item number 6 — Resolution 6
Approval of the modification to the three year Stock-Based Compensation Plan for members and professionals of the Supervisory Board with respect to its remaining year
☐ FOR       ☐ AGAINST      ☐ ABSTAIN
Item number 7 — Resolution 7
Approval of the delegation to the Supervisory Board of the power to grant Mr C. Bozotti, President and CEO, up to a maximum of 100,000 ordinary shares in the form of Unvested Stock Awards.
☐ FOR       ☐ AGAINST      ☐ ABSTAIN
Item number 8 — Resolution 8
Delegation to the Supervisory Board for five years as of the 2007 annual general meeting of shareholders of the authority to issue new shares, to grant rights to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights
☐ FOR       ☐ AGAINST      ☐ ABSTAIN

Item number 9 — Resolution 9
Authorisation to the Managing Board for eighteen months as of the 2007 annual general meeting of shareholders to repurchase ordinary and/or preference shares in the share capital of STMicroelectronics N.V., subject to the approval of the Supervisory Board.
☐ FOR       ☐ AGAINST      ☐ ABSTAIN
Item number 10 — Resolution 10*
Amendment to the articles of association in conformity with the draft deed prepared by De Brauw Blackstone Westbroek N.V. dated February 15, 2007 (Dutch wording), including authorization to execute the notarial deed of amendment.
☐ FOR       ☐ AGAINST      ☐ ABSTAIN

* With respect to this agenda item the meeting shall also be considered as a meeting of holders of ordinary shares. Consequently your vote will regard the general meeting of shareholders (as a whole) as well as the meeting of holders of ordinary shares.
By signing this appendix, the undersigned undertakes not to transfer the above-mentioned shares from the date this appendix is signed until April 27, 2007
Executed at                      on                      2007

Signature

PROPOSED AMENDMENTS
TO THE ARTICLES OF ASSOCIATION
STMICROELECTRONICS N.V.
The proposed amendments to our Articles of Association are in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek N.V., dated February 15, 2007 (Dutch wording). The amendments result, among others, from changes in Dutch law effective as of January 1, 2007 or proposed changes in Dutch law which will become effective in the near future. The amendments mainly concern the following items:
•	Written requests of qualified shareholders regarding a request to convene a general meeting of shareholders or to include items on the agenda may not be submitted electronically (e.g. via e-mail);

•	Notices convening meetings of holders of preference shares may also be sent via e-mail if the relevant holder(s) of preference shares so agree(s); furthermore, our Managing Board, subject to the approval of our Supervisory Board may also determine that holders of preference shares entitled to vote on such shares and other persons entitled to vote on preference shares may adopt written resolutions outside a meeting via an electronic means of communication (e.g. e-mail); our Managing Board, subject to the approval of our Supervisory Board, may attach conditions to the use of such electronic means of communication.

•	Our Managing Board may, subject to the approval of our Supervisory Board, determine that our shareholders and other persons entitled to attend our general meetings of shareholders are authorized to directly take note of the business transacted at a general meeting of shareholders via an electronic means of communication (e.g. webcast).

•	With respect to determining who is authorized to attend our general meeting of shareholders, our Managing Board or Supervisory Board may determine a registration date for such a meeting; the registration date may not be set earlier than the thirtieth day prior to the meeting.

•	If our Managing Board or Supervisory Board determines a registration date as referred to in the previous bullet point, it may also determine that persons entitled to attend and vote at our general meetings of shareholders may vote via an electronic means of communication (e.g. via e-mail or the internet) within a certain period prior to our general meeting of shareholders; this period shall be determined by our Managing Board or Supervisory Board but cannot commence earlier than the registration date as referred to in the previous bullet point; votes cast in this manner are equal to votes cast at the meeting.

•	Our Managing Board may, subject to the approval of our Supervisory Board, determine that each person entitled to attend and vote at our general meetings of shareholders is authorized to vote via an electronic means of communication (e.g. via e-mail or the internet); to be able to vote in this manner, the person entitled to attend and vote at our general meetings of shareholders must be identified via the electronic means of communication and be able to directly take note of the business transacted at our general meeting of shareholders; our Managing Board may, subject to the approval of our Supervisory Board, attach conditions the use of the electronic means of communication to certain rules; if so, these rules shall be announced in the notice convening our general meeting of shareholders and posted on our website.

•	Our Managing Board must prepare our statutory annual accounts within four months after the end of our financial year; furthermore, our Managing Board must prepare the annual report together with our Supervisory Board within the same period.

•	Annually, no later than four months after the close of our financial year, our Managing Board shall make generally available: (i) our statutory annual accounts, (ii) our annual report, (iii) the statement of our external accountant, as well as (iv) all other annual financial documents which we must make generally available together with our statutory annual accounts, pursuant to a statutory obligation.

•	The provisions regarding the distributions on our preference shares, if and when issued and outstanding, are updated to reflect current market practice. Our preference shares shall become inter alia cumulative of nature.
Attached in Annex A is an unofficial English translation of our Articles of Association incorporating the proposed amendments as described above.

ANNEX A
UNOFFICIAL TRANSLATION
DRAFT DATED FEBRUARY 15, 2007
ARTICLES OF ASSOCIATION
of:
STMicroelectronics N.V.
with corporate seat in Amsterdam
Name, seat and duration.
Article 1.
1.1.	The name of the company is: STMicroelectronics N.V.

1.2.	The company is established in Amsterdam.

1.3.	The company will continue for an indefinite period.
Objects.
Article 2.
The objects of the company shall be to participate or take in any manner any interests in other business enterprises, to manage such enterprises, to carry on the business in semi-conductors and electronic devices, to take and grant licenses and other industrial property interests, assume commitments in the name of any enterprises with which it may be associated within a group of companies, to take financial interests in such enterprises and to take any other action, such as but not limited to the granting of securities or the undertaking of obligations on behalf of third parties, which in the broadest sense of the term, may be related or contribute to the aforesaid objects.
Share capital.
Article 3.
3.1.	The authorized capital of the company amounts to one billion eight hundred nine million six hundred thousand euro (EUR 1,809,600,000), consisting of one billion two hundred million (1,200,000,000) ordinary shares and five hundred forty million (540,000,000) cumulative preference shares, hereinafter referred to as: preference shares, of one euro and four eurocents (EUR 1.04) each.

3.2.	Where in these articles of association reference is made to shares and shareholders this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.
Issue of shares.
Article 4.
4.1.	The supervisory board shall have the power to issue shares and to determine the terms and conditions of such issue if and in so far as the supervisory board has been designated by the general meeting of shareholders as the authorized body for this purpose. A designation as referred to above shall only take place for a specific period of no more than five years and may not be extended by more than five years on each occasion.

4.2.	If a designation as referred to in the first paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of and on the terms and conditions set by the supervisory board to resolve to issue shares.

4.3.	In the event of an issue of ordinary shares, shareholders shall have a pre-emptive right in proportion to the number of ordinary shares which they own, notwithstanding the provisions of the law. In respect of the issue of shares there shall be no pre-emptive right to shares issued against a contribution other than in cash or issued to employees of the company or of a group company.

In the event of an issue of preference shares none of the shareholders shall have a pre-emptive right.

The supervisory board shall have the power to limit or exclude the pre-emptive right accruing to shareholders, if and in so far as the supervisory board has also been designated by the general meeting of shareholders for this purpose as the authorized body for the period of such designation.

The provisions in the second sentence of the first paragraph shall equally apply.

4.4.	If a designation as referred to in the third paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of the supervisory board, to limit or exclude the pre-emptive right accruing to shareholders.

4.5.	A resolution of the general meeting of shareholders to limit or exclude pre-emptive rights or to designate the supervisory board as authorized to resolve upon limiting or excluding of pre-emptive rights requires a majority of at least two-thirds of the votes cast in a meeting if in such meeting less than one-half of the issued share capital is present or represented.

4.6.	Without prejudice to what has been provided in section 80, paragraph 2, Book 2, Dutch Civil Code shares shall at no time be issued below par.

4.7.	Ordinary shares shall be issued only against payment in full; preference shares may be issued against partial payment, provided that the proportion of the nominal amount that must be paid on each preference share, irrespective of when it was issued, shall be the same and that at least one quarter of the nominal amount is paid up in full when the share is subscribed for.

4.8.	Payment must be made in cash to the extent that no other contribution has been agreed upon. If the company so consents, payment in cash can be made in a foreign currency.

In the event of payment in a foreign currency the obligation to pay is for the amount which can be freely exchanged into Dutch currency. The decisive factor is the rate of exchange on the day of payment, or as the case may be after application of the next sentence, on the day mentioned therein. The company can require payment at the rate of exchange on a certain day within two months prior to the last day when payment shall have to be made provided that the shares or depositary receipts for shares after having been issued — shall immediately be incorporated in the price list of an exchange abroad.

4.9.	This article shall equally apply to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to someone who exercises a previously acquired right to subscribe for shares.

4.10.	The managing board shall determine, subject to the approval by the supervisory board, when and in what amount further payment is to be made in respect of partially paid preference shares. The managing board shall notify the shareholders concerned thereof in writing at least thirty days before the date on which the payment must finally be made.

4.11.	All notifications to shareholders will be made in accordance with the provisions relating to giving of notice to convene a general meeting of shareholders as set out in article 27.2.
Repurchase and cancellation of shares.
Article 5.
5.1.	The company may acquire, for valuable consideration, shares in its own share capital if and in so far as:
a.	its equity less the purchase price of these shares is not less than the aggregate amount of the paid up and called up capital and the reserves which must be maintained pursuant to the law;

b.	the par value of the shares in its capital which the company acquires, holds or holds in pledge, or which are held by a subsidiary company, amounts to no more than one-tenth of the issued share capital; and

c.	the general meeting of shareholders has authorized the managing board to acquire such shares, which authorization may be given for no more than eighteen months on each occasion,

notwithstanding the further statutory provisions.
5.2.	The company may, without being authorized thereto by the general meeting of shareholders and notwithstanding to what is provided in paragraph 1 under a and b, acquire shares in its own share capital in order to transfer those shares to the employees of the company or a group company under a scheme applicable to such employees.

5.3.	Shares thus acquired may again be disposed of. The company shall not acquire shares in its own share capital as referred to in paragraph 1 — if an authorization as referred to in such paragraph is in force — or as referred to in paragraph 2 without the prior approval of the supervisory board. The company shall also not dispose of shares in its own share capital — with the exception of shares in the company’s own share capital acquired pursuant to paragraph 2 — without the prior approval of the supervisory board.

If depositary receipts for shares in the company have been issued, such depositary receipts shall for the application of the provisions of this paragraph and the preceding paragraph be treated as shares.

5.4.	In the general meeting of shareholders no votes may be cast in respect of (a) share(s) held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. However, the holders of a right of usufruct and the holders of a right of pledge on shares held by the company and its subsidiary companies, are nonetheless not excluded from the right to vote such shares, if the right of usufruct or the right of pledge was granted prior to the time such share was held by the company or a subsidiary company. Neither the company nor a subsidiary company may cast votes in respect of a share on which it holds a right of usufruct or a right of pledge.

Shares in respect of which voting rights may not be exercised by law or by the articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or represented.

5.5.	Upon the proposal of the supervisory board the general meeting of shareholders shall, with due regard of the provisions of section 99, Book 2, Dutch Civil Code, have the power to decide to reduce the issued share capital by canceling shares or by reducing the par value of shares by an amendment to the articles of association. Cancellation of shares with repayment or partial repayment or a release from the obligation to pay up may also take place solely in respect of preference shares. In case of cancellation of preference shares with repayment, a payment on the relevant shares shall be made in the amount of:
a.	the amount paid up on the relevant shares; increased with

b.	an amount equal to the dividend not yet declared calculated over the period up to and including the day of repayment, such in the manner as determined in article 37, paragraph 2, sub e.
Shares, share certificates, share register.
Article 6.
6.1.	Shares shall be in registered form.

6.2.	Ordinary shares shall be available:
-	in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles of association as type I shares;

-	and - should the supervisory board so decide — in the form of an entry in the share register with issue of a certificate, which certificate shall consist of a main part without dividend coupon; shares of this type and share certificates of this type are referred to in these articles of association as type II shares.

Preference shares shall only be made available in the form of type I shares.
6.3.	The supervisory board can decide that the registration of type I shares may only take place for one or more quantities of shares — which quantities are to be specified by the supervisory board — at the same time.

6.4.	Type II share certificates shall be available in such denominations as the supervisory board shall determine.

6.5.	All share certificates shall be signed by or on behalf of a managing director; the signature may be effected by printed facsimile. Furthermore type II share certificates shall, and all other share certificates may, be countersigned by one or more persons designated by the managing board for that purpose.

6.6.	All share certificates shall be identified by numbers and/or letters.

6.7.	The supervisory board can determine that for the purpose of effecting trading or transfer of shares at foreign exchanges share certificates shall be issued in such form as the supervisory board may determine, complying with the requirements set by said foreign exchange(s) and not provided with any dividend sheet.

6.8.	The expression “share certificate” as used in these articles of association shall include a share certificate in respect of more than one share.
Article 7.
7.1.	Upon written request from a shareholder, missing or damaged share certificates, or parts thereof, may be replaced by new certificates or by duplicates bearing the same numbers and/or letters, provided the applicant proves his title and, in so far as applicable, his loss to the satisfaction of the supervisory board, and further subject to such conditions as the managing board may deem fit.

7.2.	In appropriate cases, at its own discretion, the managing board may stipulate that the identifying numbers and/or letters of missing documents be published three times, at intervals of at least one month, in at least three newspapers to be indicated by the managing board announcing the application made; in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, always provided that the original documents have not been produced to the managing board before that time.

7.3.	The issue of new certificates or duplicates shall render the original document invalid.
Article 8.
8.1.	Notwithstanding the statutory provisions in respect of registered shares a register shall be kept by or on behalf of the company, which register shall be regularly updated and, at the discretion of the managing board, may, in whole or in part, be kept in more than one copy and at more than one place.

A part of the register may be kept abroad in order to meet requirements set out by foreign statutory provisions or provisions of the foreign exchange.

8.2.	Each shareholder’s name, his address and such further data as the managing board deems desirable, whether at the request of a shareholder or not, shall be entered in the register.

8.3.	The form and the contents of the share register shall be determined by the managing board with due regard to the provisions of paragraphs 1 and 2 of this article.

The managing board may determine that the records shall vary as to their form and contents according to whether they relate to type I shares or to type II shares.

8.4.	Upon request a shareholder shall be given free of charge a declaration of what is stated in the register with regard to the shares registered in his name, which declaration may be signed by one of the specially authorized persons to be appointed by the managing board for this purpose.

8.5.	The provisions of the last four paragraphs shall equally apply to those who hold a right of usufruct or of pledge on one or more registered shares, with the proviso that the other data required by law must be entered in the register.
Article 9.
9.1.	Subject to the provisions of article 6, the holder of an entry in the share register for one or more type I shares may, upon his request and at his option, have issued to him one or more type II share certificates for the same nominal amount.

9.2.	Subject to the provisions of article 6, the holder of a type II share certificate registered in his name may, after lodging the share certificate with the company, upon his request and at his option, either have one or more type I shares entered in the share register for the same nominal amount.

9.3.	A request as mentioned in this article shall, if the supervisory board so requires, be made on a form obtainable from the company free of charge, which shall be signed by the applicant.
Transfer of shares.
Article 10.
10.1.	The transfer of a registered share shall be effected either by service upon the company of the instrument of transfer or by written acknowledgement of the transfer by the company, subject however to the provisions of the following paragraphs of this article.

10.2.	Where a transfer of a type II share is effected by service of an instrument of transfer on the company, the company shall, at the discretion of the managing board, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more new share certificates registered in his name to the same nominal amount.

10.3.	The company’s written acknowledgement of a transfer of a type II share shall, at the discretion of the managing board, be effected either by endorsement of the transfer on the share certificates or by the issue to the transferee of one or more new share certificates registered in his name to the same nominal amount.

10.4.	The provisions of the foregoing paragraphs of this article shall equally apply to the allotment of registered shares in the event of a judicial partition of any community of property or interests, the transfer of a registered share as a consequence of a judgment execution and the creation of limited rights in rem on a registered share.

If a share certificate has been issued, the acknowledgement can only be effected either by putting an endorsement to that effect on this document, signed by or on behalf of the company, or by replacing this document by a new certificate in the name of the acquirer.

10.5.	The submission of requests and the lodging of documents referred to in articles 7 to 10 inclusive shall be made at a place to be indicated by the managing board and in any case the places where the company is admitted to a stock exchange.

Different places may be indicated for the different classes and types of shares and share certificates.

10.6.	The company is authorized to charge amounts to be determined by the managing board not exceeding cost price to those persons who request any services to be carried out by virtue of articles 7 up to and including 10.

Usufructuaries, pledgees, holders of depositary receipts.
Article 11.
11.1.	The usufructuary, who in conformity with the provisions of section 88, Book 2, Dutch Civil Code has no right to vote, and the pledgee who in conformity with the provisions of section 89, Book 2, Dutch Civil Code has no right to vote, shall not be entitled to the rights which by law have been conferred on holders of depositary receipts for shares issued with the cooperation of the company.

11.2.	Where in these articles of association persons are mentioned, entitled to attend meetings of shareholders, this shall include holders of depositary receipts for shares issued with the cooperation of the company and persons who in pursuance of paragraph 4 in section 88 or section 89, Book 2, Dutch Civil Code have the rights that by law have been conferred on holders of depositary receipts for shares issued with the cooperation of the company.
Managing board.
Article 12.
12.1.	The company shall be managed by a managing board consisting of one or more managing directors under the supervision of the supervisory board. The number of members of the managing board shall be resolved upon by the general meeting of shareholders upon the proposal of the supervisory board. The members of the managing board shall be appointed for three years, a year being understood as meaning the period between two general meetings of shareholders in which the annual accounts of the previous financial year are adopted.

12.2.	Managing directors shall be appointed by the general meeting of shareholders upon the proposal of the supervisory board for each vacancy to be filled.

12.3.	Without prejudice to the provisions of article 28, paragraph 2, a proposal to appoint one or more managing directors to the managing board may be placed on the agenda of a general meeting of shareholders by the supervisory board.

12.4.	The company has a policy regarding the compensation of the managing board. The policy will be adopted by the general meeting of shareholders upon the proposal of the supervisory board.

12.5.	The supervisory board shall determine the compensation of the individual managing directors, within the scope of the compensation policy referred to in the previous paragraph. The supervisory board will submit for approval by the general meeting of shareholders a proposal regarding the compensation in the form of shares or rights to acquire shares. This proposal sets forth at least how many shares or rights to acquire shares may be awarded to the managing board and which criteria apply to an award or a modification.

12.6.	The general meeting of shareholders shall decide in accordance with the provisions of article 32, paragraph 1.

Votes in respect of persons who have not been so nominated shall be invalid.
Article 13.
13.1.	The general meeting of shareholders shall be entitled to suspend or dismiss one or more managing directors, provided that at least half of the issued share capital is represented at the meeting. No such quorum shall be required where the suspension or dismissal is proposed by the supervisory board.

13.2.	Where a quorum under paragraph 1 is required but is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution in regard to the suspension or dismissal.

13.3.	The managing directors can be jointly or individually suspended by the supervisory board. After suspension a general meeting of shareholders shall be convened within three months, at which meeting it shall be decided whether the suspension shall be cancelled or maintained.

The person involved shall be given the opportunity to account for his actions at that meeting.
Representation.
Article 14.
14.1.	The entire managing board as well as each managing director may represent the company.

14.2.	The managing board may grant powers of attorney to persons, whether or not in the service of the company, to represent the company and shall thereby determine the scope of such powers of attorney and the titles of such persons.

14.3.	The managing board shall have power to perform legal acts as specified in section 94, paragraph 1, Book 2, Dutch Civil Code in so far as such power is not expressly excluded or limited by any provision of these articles of association or by any resolution of the supervisory board.

Article 15.
15.1.	The supervisory board shall appoint one of the managing directors as chairman of the managing board. Appointment of the chairman shall be resolved with the majority mentioned in article 22, paragraph 1.

15.2.	Resolutions of the managing board shall be passed by simple majority of votes. In the event of a tie of votes the chairman of the managing board shall have a casting vote.
Article 16.
16.1.	Without prejudice to provisions made elsewhere in these articles of association, the managing board shall require the prior express approval:
(i)	from the supervisory board for decisions relating to:
1.	all proposals to be submitted to a vote at the general meeting of shareholders;

2.	the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement;

3.	all pluri-annual plans of the company and the budget for the first coming year, covering the following matters:
-	investment policy;

-	policy regarding research and development, as well as commercial policy and objectives;

-	general financial policy;

-	policy regarding personnel;
4.	all acts, decisions or operations covered by the above list and constituting a significant change with respect to decisions already adopted by the supervisory board or not provided for in the above list and as specifically laid down by the supervisory board by resolution passed by it to that effect.
(ii)	from the general meeting of shareholders with respect to resolutions: regarding a significant change in the identity or nature of the company or the enterprise, including in any event (a) transferring the enterprise or practically the entire enterprise to a third party, (b) entering into or canceling any long-term cooperation between the company or a subsidiary (“dochtermaatschappij”) and any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company, and (c) the company or a subsidiary (dochtermaatschappij) acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the company’s total assets according to the consolidated balance sheet and notes thereto in the most recently adopted annual accounts of the company;

the absence of the approval provided for above may not be raised by or against third parties.
16.2.	Without prejudice to provisions made elsewhere in these articles of association, the managing board shall require the approval of the general meeting of shareholders according to the law and the provisions of these articles of association as well as such resolutions as are clearly defined by a resolution of the general meeting of shareholders to that effect.
Article 17.
In the event of the absence or inability to act of one of more managing directors the remaining managing directors or managing director shall temporarily be responsible for the entire management. In the event of the absence or inability to act of all managing directors, one or more persons appointed by the supervisory board for this purpose at any time shall be temporarily responsible for the management.
Supervisory board.
Article 18.
18.1.	The supervisory board shall be responsible for supervising the policy pursued by the managing board and the general course of affairs of the company and the business enterprise which it operates.

The supervisory board shall assist the managing board with advice relating to the general policy aspects connected with the activities of the company. In fulfilling their duties the supervisory directors shall serve the interests of the company and the business enterprise which it operates.

18.2.	The managing board shall provide the supervisory board in good time with all relevant information as well as the information the supervisory board requests, in connection with the exercise of its duties.

18.3.	At least once per year the managing board shall inform the supervisory board in writing of the main features of the strategic policy, the general and financial risks and the management and control systems of the company.

The managing board shall then submit to the supervisory board for approval:

a)	the operational and financial objectives of the company;

b)	the strategy designed to achieve the objectives; and

c)	the parameters to be applied in relation to the strategy, inter alia, regarding financial ratios.
Article 19.
19.1.	The supervisory board shall consist of at least six members, to be appointed by the general meeting of shareholders upon the proposal of the supervisory board for each vacancy to be filled. The number of supervisory directors shall without prejudice to the preceding sentence be resolved upon by the general meeting of shareholders upon the proposal of the supervisory board.

19.2.	The general meeting of shareholders shall decide in accordance with the provisions of article 32, paragraph 1.

19.3.	Without prejudice to the provisions of article 28, paragraph 2, a proposal to appoint one or more supervisory directors to the supervisory board may be placed on the agenda of the general meeting of shareholders by the supervisory board.

19.4.	The supervisory board shall appoint from among their midst a chairman and a vice-chairman of the supervisory board with the majority mentioned in article 22, paragraph 1.

19.5.	Upon the appointment of the supervisory directors the particulars as referred to in section 142, paragraph 3, Book 2, Dutch Civil Code shall be made available for prior inspection.
Article 20.
20.1.	The supervisory board may appoint one or more of its members as delegate supervisory director in charge of supervising the managing board on a regular basis. They shall report their findings to the supervisory board. The offices of chairman of the supervisory board and delegate supervisory director are compatible.

20.2.	With due observance of these articles of association, the supervisory board may adopt rules regulating the division of its duties among its various supervisory directors.

The supervisory board may also delegate certain of its powers to committees which exclusively consist of members of the supervisory board, such as an audit committee, a compensation committee or any other committee as the supervisory board may resolve to install. In case the authority to resolve upon the issuance of new shares is delegated to the supervisory board, the supervisory board may install a pricing committee which shall exclusively consist of members of the supervisory board and which shall be authorized within the range set in the delegation mentioned above to determine on behalf of the supervisory board the price and conditions for newly issued shares.

20.3.	The supervisory board may decide that one or more of its members shall have access to all premises of the company and shall be authorized to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more of its supervisory directors shall be authorized to exercise a portion of such powers.

20.4.	At the expense of the company, the supervisory board may obtain such advice from experts as the supervisory board deems desirable for the proper fulfillment of its duties.
Article 21.
21.1.	A supervisory director shall retire no later than at the first ordinary general meeting of shareholders held after a period of three years following his appointment.

A retired supervisory director may immediately be re-elected.

21.2.	The supervisory board may establish a rotation scheme.

21.3.	The supervisory directors may be suspended or dismissed by the general meeting of shareholders. The supervisory board may make a proposal to the general meeting of shareholders for the suspension or dismissal of one or more of its supervisory directors.
Article 22.
22.1.	The supervisory board may pass resolutions by at least three quarters of the votes of the members in office. Each supervisory director has the right to cast one vote. In case of absence a supervisory director may issue a proxy, however, only to another supervisory director. The proxy should explicitly indicate in which way the vote must be cast. The supervisory board may pass resolutions in writing without holding a meeting provided that the proposals for such resolutions have been communicated in writing to all supervisory directors and no supervisory director is opposed to this method of passing a resolution.

22.2.	A certificate signed by two supervisory directors to the effect that the supervisory board has passed a particular resolution shall constitute evidence of such a resolution in dealings with third parties.

22.3.	The managing directors shall attend meetings of the supervisory board at the latter’s request.

22.4.	The supervisory board shall meet whenever two or more of its members or the managing board so requests. Meetings of the supervisory board shall be convened by the chairman of the supervisory board, either on request of two or more supervisory directors or on request of the managing board, or by the supervisory directors requesting the meeting to be held. If the chairman fails to convene a meeting to be held within four weeks of the receipt of the request, the supervisory board members making the request are entitled to convene the meeting.

22.5.	The supervisory board shall draw up standing orders regulating inter alia the manner of convening board meetings and the internal procedure at such meetings. These meetings may be held by telephone as well as by video.
Article 23.
The general meeting of shareholders determines the compensation of the members of the supervisory board or of one or more of its members. The meeting shall have authority to decide whether such compensation will consist of a fixed amount and/or an amount that is variable in proportion to profits or any other factor. The supervisory board members shall be reimbursed for their expenses.
Indemnification.
Article 24.
24.1.	The company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) by reason of the fact that he is or was a supervisory director, managing director, officer or agent of the company, or was serving at the request of the company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or out of his mandate. The termination of any action, suit or proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

24.2.	The company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the company to procure a judgment in its favor, by reason of the fact that he is or was a supervisory director, managing director, officer or agent of the company, or is or was serving at the request of the company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

24.3.	To the extent that a supervisory director, managing director, officer or agent of the company has been successful on the merits or otherwise in defense of any action, suit of proceeding, referred to in paragraphs 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney’s fees) actually and reasonable incurred by him in connection therewith.

24.4.	Any indemnification by the company referred to in paragraphs 1 and 2 shall (unless ordered by a court) only be made upon a determination that indemnification of the supervisory director, managing director, officer or agent is proper in the circumstances because he had met the applicable standard of conduct set forth in paragraphs 1 and 2. Such determination shall be made:
a.	either by the supervisory board by a majority vote in a meeting in which a quorum as mentioned in article 22, paragraph 1, and consisting of supervisory directors who where not parties to such action, suit or proceeding, is present;

b.	or, if such a quorum is not obtainable or although such a quorum is obtained if the majority passes a resolution to that effect, by independent legal counsel in a written opinion;

c.	or by the general meeting of shareholders.
24.5.	Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding upon a resolution of the supervisory board with respect to the specific case upon receipt of an undertaking by or on behalf of the supervisory director, managing director, officer or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this article.

24.6.	The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification may be entitled under any by-laws, agreement, resolution of the general meeting of shareholders or of the disinterested supervisory directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a supervisory director, managing director, officer or agent and shall also inure to the benefit of the heirs, executors and administrators of such a person.

24.7.	The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a supervisory director, managing director, officer or agent of the company, or is or was serving at the request of the company as a supervisory director, managing director, officer, employee or agent of another company, a partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.

24.8.	Whenever in this article reference is being made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its supervisory directors, managing directors, officers and agents, so that any person who is or was a supervisory director, managing director, officer or agent of such constituent company, or is or was serving at the request of such constituent company as a supervisory director, managing director, officer or agent of another company, a partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this article with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.
General meeting of shareholders.
Article 25.
25.1.	The ordinary general meeting of shareholders shall be held each year within six months after the close of the financial year.

25.2.	At this general meeting of shareholders shall be dealt with:
a.	the written report of the managing board on the course of business of the company and the conduct of its affairs during the past financial year, and the report of the supervisory board on the annual accounts;

b.	adoption of the annual accounts and the declaration of dividend in the manner laid down in article 37;

c.	granting of discharge to the managing directors for their management during the past financial year and to the members of the supervisory board for their supervision on such management;

d.	filling vacancies in the managing board in accordance with the provisions of article 12;

e.	filling vacancies in the supervisory board in accordance with the provisions of article 19;

f.	the proposals placed on the agenda by the managing board or by the supervisory board, together with proposals made by shareholders in accordance with the provisions of these articles of association.
Article 26.
26.1.	Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the supervisory board and shall be held if one or more shareholders and other persons entitled to attend the meetings of shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the managing board or supervisory board, specifying in detail the business to be dealt with.

26.2.	If the managing board or supervisory board fail to comply with a request under paragraph 1 above in such manner that the general meeting of shareholders can be held within six weeks after the request, the persons making the request may be authorized by the President of the Court within whose jurisdiction the company is established to convene the meeting themselves.

26.3.	Written requests as referred to in paragraph 1 of this article, section 110, paragraph 1, Book 2, Dutch Civil Code and article 28 paragraphs 2 and 3 may not be submitted electronically.
Article 27.
27.1.	General meetings of shareholders shall be held in Amsterdam, IIaarlemmermeer (Schiphol Airport), Rotterdam or The Hague; the notice convening the meeting shall inform the shareholders and other persons entitled to attend the meetings of shareholders accordingly.

27.2.	The notice convening a general meeting of shareholders shall be published by advertisement which shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of these countries other than the United States, where, on the application of the company, the shares have been admitted for official quotation. In addition, shareholders and other persons entitled to attend the meetings of shareholders shall be notified by letter that the meeting is being convened.

27.3.	The notice convening the meeting shall be issued by the managing board, by the supervisory board or by those who according to the law or these articles of association are entitled thereto.
Article 28.
28.1.	The notice convening the meeting referred to in the foregoing article shall be issued no later than eight days prior to the registration date, as referred to in article 30, paragraph 4, though in any event no later than on the twenty-first day prior to the meeting.

28.2.	The agenda shall contain such business as may be placed thereon by the person(s) entitled to convene the meeting, and furthermore such business as one or more shareholders, representing at least one-tenth of the issued share capital, have requested the managing board or supervisory board to place on the agenda at least five days before the date on which the meeting is convened. Nominations for appointment to the managing board and the supervisory board cannot be placed on the agenda by the managing board. No resolution shall be passed at the meeting in respect of matters not on the agenda.

28.3.	Notwithstanding paragraph 2, proposals of persons who are entitled to attend the meetings of shareholders will be included in the agenda, if such proposal is made in writing to the managing board within a period of sixty days before that meeting by persons who are entitled to attend the meetings of shareholders, who solely or jointly, represent at least one per cent (1%) of the company’s issued share capital or a market value of at least fifty million euro (EUR 50,000,000), unless the company determines that such proposal would conflict with substantial interests of the company.

28.4.	Without prejudice to the relevant provisions of law, dealing with reduction of share capital and amendments to articles of association, the notice convening the meeting shall either mention the business on the agenda or state that the agenda is open to inspection by the shareholders and other persons entitled to attend the meetings of shareholders at the office of the company.
Article 29.
29.1.	General meetings of shareholders shall be presided over by the chairman of the supervisory board or in his absence by the vice-chairman of the supervisory board. In case of absence of the chairman and the vice-chairman of the supervisory board the meeting shall be presided by any other person nominated by the supervisory board.

29.2.	Minutes shall be kept of the business transacted at a general meeting of shareholders, which minutes shall be drawn up and signed by the chairman and by a person appointed by him immediately after the opening of the meeting.

29.3.	Where the minutes are drawn up before a civil-law notary, the chairman’s signature, together with that of the civil-law notary, shall be sufficient.
Article 30.
30.1.	All shareholders and other persons entitled to attend the meetings of shareholders are entitled to attend the general meetings of shareholders, to address the general meeting of shareholders and, if applicable, to vote. Subject to the approval of the supervisory board, the managing board may resolve that holders of shares and other persons entitled to attend the meetings of shareholders are authorized to directly take note of the business transacted at the meeting via an electronic means of communication.

The general meeting of shareholders may lay down rules regulating, inter alia, the length of time for which shareholders may speak. In so far as such rules are not applicable, the chairman may regulate the time for which shareholders may speak if he considers this to be desirable with a view to the orderly conduct of the meeting.

30.2.	In order to exercise the rights mentioned in paragraph 1, the holders of shares and other persons entitled to attend the meetings of shareholders shall notify the company in writing of their intention to do so no later than three business days prior to the meeting and furthermore at the place mentioned in the notice convening the meeting, and also — in so far as type II shares are concerned — stating the serial number of the share certificate. They may only exercise said rights at the meeting for the shares from which they can derive said rights both on the day referred to above and on the day of the meeting, unless the corporate body convening the general meeting of shareholders has determined a registration date in accordance with paragraph 4 of this article.

30.3.	The company shall send a card of admission to the meeting to holders of shares and other persons entitled to attend the meetings of shareholders who have notified the company of their intention in accordance with the provisions in the foregoing as well as the following paragraph or, if applicable, the company will provide access to the electronic means of communication, as referred to in the second sentence of paragraph 1 of this article, for purposes of directly taking note of the business transacted at the meeting.

30.4.	In deviation of the provisions of paragraph 2 of this article, the corporate body convening the general meeting of shareholders may determine that holders of shares and other persons entitled to attend the meetings of shareholders are those persons who have such rights at a determined date and as such are registered in a register designated by the corporate body convening the general meeting of shareholders, regardless of who is a shareholder or otherwise a person entitled to attend the meetings of shareholders at the time of the meeting if a registration date as referred to in this paragraph had not been determined. The registration date cannot be set earlier than on the thirtieth day prior to the meeting.

In the notice convening the meeting the time of registration shall be mentioned as well as the manner in which holders of shares and other persons entitled to attend the meetings of shareholders can register themselves and the manner in which they can exercise their rights.

30.5.	If and to the extent that the relevant corporate body convening the general meeting of shareholders makes use of the provisions of the preceding paragraph of this article, such corporate body may also resolve that persons entitled to attend and vote at the meetings of shareholders may vote via an electronic means of communication determined by such corporate body within a period to be set by the aforementioned corporate body prior to the general meeting of shareholders, which period cannot commence earlier than the registration date as referred to in the preceding paragraph of this article. Votes cast in accordance with the provisions of the preceding sentence are equal to votes cast at the meeting.
Article 31.
31.1.	Shareholders and other persons entitled to attend the meetings of shareholders may be represented by proxies with written authority. If the meeting rights are exercised in accordance with article 30, paragraph 2 by a person authorized in writing in addition to the prescribed notification and notwithstanding the requirement of filing, the proxy with written authority must be received by the person designated by the corporate body the general meeting of shareholders no later than the third business day prior to the meeting. If the meeting rights are exercised in accordance with article 30, paragraph 4 by a person authorized in writing, the proxy with written authority must be received by the person designated by the corporate body convening the general meeting of shareholders no later than the relevant registration date as referred to in article 30, paragraph 4.

31.2.	All matters regarding the admittance to the general meeting of shareholders, the exercise of voting rights and the result of votings, as well as any other matters regarding the affairs at the general meeting of shareholders shall be decided upon by the chairman of that meeting, with due observance of the provisions of section 13, Book 2, Dutch Civil Code.
Article 32.
32.1.	Unless otherwise stated in these articles, resolutions shall be adopted by simple majority of votes of the shareholders having the right to vote in a meeting of shareholders where at least fifteen per cent of the issued capital is present or represented. Blank and invalid votes shall not be counted. The chairman shall decide on the method of voting and on the possibility of voting by acclamation.

32.2.	Where the voting concerns appointments, further polls shall, if necessary, be taken until one of the nominees has obtained a simple majority, such with due observance of the provision of paragraph 1 of this article. The further poll or polls may, at the chairman’s discretion, be taken at a subsequent meeting.

32.3.	Except as provided in paragraph 2, in case of an equality of the votes cast the relevant proposal shall be deemed to have been rejected.

Article 33.
33.1.	At the general meeting of shareholders each share shall confer the right to cast one vote.

33.2.	The managing board may, subject to the approval of the supervisory board, resolve that each person entitled to attend and vote at the meetings of shareholders is authorized to vote via an electronic means of communication, either in person or by a person authorized in writing, provided that such person can be identified via the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the meeting. The managing board may, subject to the approval of the supervisory board, attach conditions to the use of the electronic means of communication, which conditions shall be announced in the notice convening the general meeting of shareholders and shall posted on the company’s website.
Meetings of holders of shares of a particular class.
Article 34.
34.1.	A meeting of holders of preference shares shall be held whenever required by virtue of the provisions of these articles of association and further whenever the managing board and/or the supervisory board shall decide, and also whenever one or more holders of preference shares so request the managing board and/or the supervisory board in writing, stating the items of business to be transacted.

If after receipt of a request as referred to in the preceding sentence neither the managing board nor the supervisory board has called a meeting in such a way that the meeting is held within four weeks of receipt, the applicant(s) shall be authorized to call the meeting themselves, with due observance of the relevant provisions of these articles of association.

34.2.	The managing directors and the supervisory directors shall have the right to attend meetings of holders of preference shares; in that capacity they shall have an advisory vote. Notice of a meeting of holders of preference shares shall be given by letters sent to all holders of preference shares. The notice shall state the items of business to be transacted.

34.3.	Articles 27 up to and including 33 shall apply mutatis mutandis to meetings of holders of preference shares, with the proviso that the notice convening such a meeting shall only take place by letter or — if the relevant person entitled to attend such meeting so agrees — via a legible and reproducible message sent by electronic mail to the address notified for this purpose to the company by the relevant person entitled to attend such meetings.

34.4.	At a meeting of holders of preference shares at which the entire issued capital in shares of that class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

34.5.	All resolutions which may be adopted by the holders of preference shares at a meeting may also be adopted outside a meeting.

Resolutions may be adopted outside a meeting only if all holders of preference shares and other persons entitled to vote on preference shares have declared themselves in favor of the proposal by letter or telecopier.

The resolution shall be recorded in the minute book of the meeting of holders of preference shares by a managing director.

34.6.	The managing board may, subject to the approval of the supervisory board, resolve that written resolutions as referred to in the preceding paragraph of this article may be adopted via an electronic means of communication. The managing board may, subject to the approval of the supervisory board, attach conditions to the use of the electronic means of communication, which conditions shall be notified in writing to all holders of preference shares and other persons entitled to vote on preference shares.

34.7.	A meeting of holders of ordinary shares shall be held whenever required by virtue of the provisions of these articles of association. Articles 27 up to and including 33 shall apply mutatis mutandis to meetings of holders of ordinary shares.
Annual accounts, annual report and distributions.
Article 35.
35.1.	The financial year shall run from the first day of January up to and including the thirty-first day of December.

35.2.	Annually, within four months after the close of each financial year, the managing board shall draw up the annual accounts. Within this period the managing board shall also draw up the annual report together with the supervisory board.

Article 36.
36.1.	The supervisory board shall cause the annual accounts to be examined by one or more registered accountant(s) designated for the purposes by the general meeting of shareholders or other experts designated for the purpose in accordance with section 393, Book 2, Dutch Civil Code, and shall report to the general meeting of shareholders on the annual accounts, notwithstanding the provisions of the law. The accountant, as referred to in this paragraph, is authorized to attend the general meeting of shareholders in which a resolution about the adoption of the annual accounts shall be adopted and to address that meeting.

36.2.	Annually, no later than four months after the close of the financial year the managing board, in accordance with the statutory obligations to which the company is subject, shall make generally available: (i) the annual accounts, (ii) the annual report, (iii) the accountant’s statement as referred to in paragraph 1 of this article, as well as (iv) other annual financial accounting documents which the company, under or pursuant to the law, must make generally available together with the annual accounts.
Profit and loss.
Article 37.
37.1.	Distribution of profits pursuant to this article shall be made following approval of the annual accounts which show that the distribution is permitted.

The company may only make distributions to shareholders and other persons entitled to distributable profits to the extent that its equity exceeds the total amount of its issued capital and the reserves which must be maintained by law.

A deficit may only be offset against the reserves prescribed by law in so far as permitted by law.

37.2.
a.      From the profits shall first, if possible, be distributed on the preference shares the percentage as specified hereinafter under b below of the compulsory amount paid up or to be paid up on these shares as at the commencement of the financial year for which the distribution is made or — if the shares are issued during that financial year — as at the day on which such shares are issued.

b.	The percentage as referred to above under a shall be equal to Euribor (Euro Interbank Offered Rate) for deposit loans with a term of one year, established per the day which is two bank business days prior to the day of the first issue of the preference shares, such at eleven o’clock ante meridiem Central European Time, increased with a rise of maximum one hundred and fifty basis points, determined by the managing board, subject to the approval of the supervisory board.

If in the course of the financial year for which the distribution is made the compulsory amount to be paid on the preference shares has been decreased or, pursuant to a resolution for additional payments, increased, then the distribution shall be decreased or, if possible, increased by an amount equal to the aforementioned percentage of the amount of the decrease or increase as the case may be, calculated from the date of the decrease or from the day when the additional payment became compulsory, as the case may be.

c.	If and to the extent that the profits are not sufficient to make the distribution as referred to in this article in full, the deficit shall be distributed from the reserves to the extent by doing so paragraph 1 of this article is not contravened.

If and to the extent the distribution as referred to in the first sentence of this paragraph also cannot be made out of the reserves, then out of the profits realized in the following years first such a distribution shall be made to the holders of preference shares to make good for the entire deficit before the provisions of the following paragraphs shall apply.

d.	No further distributions shall be made on the preference shares then as determined in this article and article 39.

e.	If the profits for a financial year are being determined and if in that financial year one or more preference shares have been cancelled with repayment, the persons who according to the shareholders’ register as referred to in article 8 at the time of such cancellation were recorded as the holders of these preference shares, shall have an inalienable right to a distribution of profit as described hereinafter. The profits which, if sufficient, shall be distributed to such a person shall be equal to the amount of the distribution to which he would be entitled pursuant to the provisions of this paragraph if at the time of the determination of the profits he had still been the holder of the preference shares as referred to above, calculated on a time- proportionate basis for the period during which he held preference shares in that financial year, which distribution shall be decreased with the amount of the distribution which is made on the preference shares in accordance with article 39 paragraph 1.

f.	If in the course of any financial year preference shares have been issued, the dividend on preference shares for that financial year shall be decreased time-proportionately calculated over the period that the relevant preference shares were not issued.
37.3.	Upon proposal of the managing board, the supervisory board shall determine what portion of the remaining profits shall be retained by way of reserve.

37.4.	The portion of the profits that remains after application of paragraph 2 and paragraph 3, shall be at the disposal of the general meeting of shareholders, with due observance of the provisions of article 38, paragraph 2.

37.5.	The general meeting of shareholders is empowered either to distribute the profits in cash or in kind or to withhold distribution of the said portion of the profit in whole or in part.
Article 38.
38.1.	Upon the proposal of the supervisory board, the general meeting of shareholders shall be entitled to resolve to make distributions charged to the share premium reserve or charged to the other reserves shown in the annual accounts not prescribed by the law, with due observance of the provisions of paragraph 2 of this article, provided that the balance of the relevant reserve is not required to make the distribution as referred to in article 36, paragraph 2, sub c, first sentence in conjunction with article 36, paragraph 2, sub a.

38.2.	The supervisory board shall be entitled to resolve that distributions, the amount of which distributions has been resolved upon by the general meeting of shareholders, to holders of shares under article 37, article 38, paragraph 1 and article 39, paragraph 1 may be made in full or partially in the form of the issue of shares in the share capital of the company. The distribution to a shareholder according to the preceding sentence shall be made to a shareholder in cash or in the form of ordinary shares in the share capital of the company, or partially in cash and partially in the form of shares in the share capital of the company, such, if the supervisory board so resolves, at the option of the relevant shareholder.
Article 39.
39.1.	At its own discretion and subject to section 105, paragraph 4, Book 2, Dutch Civil Code, the supervisory board may resolve to distribute one or more interim distributions on the shares before the annual accounts for any financial year have been adopted at a general meeting of shareholders. Interim distributions may also be made on either preference shares or ordinary shares.

39.2.	In case of a cancellation of preference shares with repayment a distribution on the cancelled shares shall be made on the day of repayment, which distribution shall be calculated in accordance with the provisions of article 37 and over the period up to the day of repayment, such in accordance with section 105, paragraph 4, Book 2, Dutch Civil Code.
Article 40.
40.1.	Distributions under articles 37, 38 or 39 shall be payable as from a date to be determined by the supervisory board. The date of payment set in respect of shares for which certificates are outstanding or in respect of type I shares may differ from the date of payment set in respect of shares for which type II share certificates are outstanding.

40.2.	Distributions under articles 37, 38 or 39 shall be made payable at a place or places, to be determined by the supervisory board; at least one place shall be designated thereto in the Netherlands.

40.3.	The supervisory board may determine the method of payment in respect of cash distributions on type I shares.

40.4.	Cash distributions under articles 37, 38 or 39 in respect of shares for which a type II share certificate is outstanding shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of a country where the shares of the company are listed on a stock exchange not being the Euro, converted at the rate of exchange determined by the European Central Bank at the close of business on a day to be fixed for that purpose by the supervisory board. If and in so far as on the first day on which a distribution is payable, the company is unable, in consequence of any governmental action or other exceptional circumstances beyond its control, to make payment at the place designated outside the Netherlands or in the relevant currency, the supervisory board may in that event designate one or more places in the Netherlands instead. In such event the provisions of the first sentence of this paragraph shall no longer apply.

40.5.	The person entitled to a distribution under articles 37, 38 or 39 on registered shares shall be the person in whose name the share is registered at the date to be fixed for that purpose by the supervisory board in respect of each distribution for the different types of shares.

40.6.	Notice of distributions and of the dates and places as referred to in the preceding paragraphs of this article shall at least be published in a national daily newspaper and abroad in at least one daily newspaper appearing in each of those countries other than the United States, where the shares, on the application of the company, have been admitted for official quotation, and further in such manner as the supervisory board may deem desirable.

40.7.	Distributions in cash under articles 37, 38 or 39 that have not been collected within five years after they have become due and payable shall revert to the Company.

40.8.	In the case of a distribution under article 38, paragraph 2, any shares in the company not claimed within a period to be determined by the supervisory board shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. The period and manner of sale to be determined by the supervisory board, as mentioned in the preceding sentence, shall be notified according to paragraph 6. The net proceeds of such sale shall thereafter be held at the disposal of the above persons in proportion to their entitlement; distributions that have not been collected within five years after the initial distributions in shares have become due and payable shall revert to the company.

40.9.	In the case of a distribution in the form of shares in the company under article 38, paragraph 2, on registered shares, those shares shall be added to the share register. A type II share certificate for a nominal amount equal to the number of shares added to the register shall be issued to holders of type II shares.

40.10.	The provisions of paragraph 5 shall apply equally in respect of distributions — including pre-emptive subscription rights in the event of a share issue — made otherwise than under articles 37, 38 or 39, provided that in addition thereto in the Dutch Official Gazette (Staatscourant) shall be announced the issue of shares with a pre-emptive subscription right and the period of time within which such can be exercised.

Such pre-emptive subscription right can be executed during at least two weeks after the day of notice in the Dutch Official Gazette (Staatscourant).
Amendments to the articles of association, winding up, liquidation.
Article 41.
41.1.	A resolution to alter the articles of association or to wind up the company shall be valid only provided that:
a.	the proposal to such a resolution has been proposed to the general meeting of shareholders by the supervisory board;

b.	the full proposals have been deposited for inspection by shareholders and other persons entitled to attend meetings of shareholders, at the office of the company as from the day on which the notice is served until the close of that meeting.
41.2.	A resolution to amend the articles of association by which the rights conferred on holders of shares of a specific class as such are changed shall require the approval of the relevant class meeting.
Article 42.
42.1.	If the company is wound up, the liquidation shall be carried out by any person designated for that purpose by the general meeting of shareholders, under the supervision of the supervisory board.

42.2.	In passing a resolution to wind up the company, the general meeting of shareholders shall upon the proposal of the supervisory board fix the remuneration payable to the liquidators and to those responsible for supervising the liquidation.

42.3.	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, to the extent possible, remain in full force and effect.

42.4.	After settling the liquidation, the liquidators shall render account in accordance with the provisions of the law.

42.5.	After the liquidation has ended, the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators during a seven-year period.
Article 43.
From what is left of the company’s assets after all debts have been settled, including any debts incurred in connection with the liquidation, first, if possible, all holders of preference shares shall have returned to them the paid up part of the nominal amount of their preference shares, increased with the missing dividend on the relevant preference shares at the time of liquidation calculated over the period up to and including the day on which the balance is made payable.
The residue shall be divided amongst the holders of ordinary shares pro rata to the par value of their respective holdings of ordinary shares.

Article 44.
Any amounts payable to shareholders or due to creditors which have not been claimed within six months after the last distribution was made payable, shall be deposited with the Public Administrator of Unclaimed Debts (consignatiekas).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.
Date: March 29, 2007	By:	/s/ Carlo Ferro
		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Executive Officer